1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2006
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

Taiwan Semiconductor Manufacturing Company Limited
Financial Statements for the
Years Ended December 31, 2005 and 2004 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying balance sheets of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taiwan Semiconductor Manufacturing Company Limited as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.
We have also audited the consolidated financial statements of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of and for the years ended December 31, 2005 and 2004, and have expressed an unqualified opinion on such financial statements.
January 12, 2006
Notice to Readers
The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Par Value)

	2005		2004
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$85,383,583	17	$65,531,818	14
Short-term investments, net (Notes 2 and 4)	47,055,347	9	52,979,095	11
Receivables from related parties (Note 18)	21,050,604	4	16,136,039	3
Notes and accounts receivable	20,591,818	4	15,326,881	3
Allowance for doubtful receivables (Note 2)	(976,344)	—	(980,461)	—
Allowance for sales returns and others (Note 2)	(4,269,969)	(1)	(3,327,914)	(1)
Other receivables from related parties (Note 18)	1,797,714	1	1,667,383	—
Other financial assets (Notes 2 and 22)	2,403,929	1	2,080,640	1
Inventories, net (Notes 2 and 5)	16,257,955	3	14,171,945	3
Deferred income tax assets (Notes 2 and 12)	7,013,000	1	8,849,000	2
Prepaid expenses and other current assets	1,254,779	—	1,232,885	—

Total current assets	197,562,416	39	173,667,311	36

LONG-TERM INVESTMENTS (Notes 2, 6, 16 and 22)
Equity method	51,076,803	10	46,828,322	10
Cost method	807,490	—	772,634	—
Long-term bonds	18,548,308	4	15,170,167	3
Other investments	10,227,000	2	10,521,740	2

Total long-term investments	80,659,601	16	73,292,863	15

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 7 and 18)
Cost
Buildings	90,769,622	18	84,299,167	17
Machinery and equipment	459,850,773	91	390,719,215	80
Office equipment	7,850,035	1	7,041,132	1

	558,470,430	110	482,059,514	98
Accumulated depreciation	(359,191,829)	(71)	(300,006,201)	(61)
Advance payments and construction in progress	14,867,032	3	45,923,087	10

Property, plant and equipment, net	214,145,633	42	227,976,400	47

GOODWILL (Note 2)	1,567,756	—	1,916,146	—

OTHER ASSETS
Deferred charges, net (Notes 2, 8 and 21)	6,681,144	1	8,845,144	2
Deferred income tax assets (Notes 2 and 12)	6,759,955	2	1,645,003	—
Refundable deposits	83,642	—	85,413	—
Assets leased to others, net (Note 2)	72,879	—	78,613	—
Idle assets (Note 2)	6,789	—	46,317	—

Total other assets	13,604,409	3	10,700,490	2

TOTAL	$507,539,815	100	$487,553,210	100

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$8,052,106	1	$6,488,617	1
Payables to related parties (Notes 18 and 21)	3,242,197	1	3,198,490	1
Income tax payable (Notes 2 and 12)	3,815,888	1	379,903	—
Accrued expenses and other current liabilities (Notes 2, 10, 21 and 22)	8,214,994	1	8,917,533	2
Payables to contractors and equipment suppliers	8,859,230	2	31,154,309	6
Current portion of long-term bonds payable (Note 9)	—	—	10,500,000	2

Total current liabilities	32,184,415	6	60,638,852	12

LONG-TERM LIABILITIES
Bonds payable (Note 9)	19,500,000	4	19,500,000	4
Other long-term payables (Notes 10 and 21)	1,511,100	—	1,934,968	—
Other payables to related parties (Notes 18 and 21)	1,100,475	—	2,317,972	1

Total long-term liabilities	22,111,575	4	23,752,940	5

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 11)	3,461,392	1	3,101,196	1
Guarantee deposits (Note 21)	2,892,945	1	412,393	—
Deferred credits (Notes 2 and 18)	1,259,139	—	682,530	—

Total other liabilities	7,613,476	2	4,196,119	1

Total liabilities	61,909,466	12	88,587,911	18

SHAREHOLDERS’ EQUITY (Notes 2, 14, 15 and 16)
Capital stock — $10 par value
Authorized: 27,050,000 thousand shares in 2005 and 24,600,000 thousand shares in 2004
Issued: 24,730,025 thousand shares in 2005 and 23,251,964 thousand shares in 2004	247,300,246	49	232,519,637	48
Capital surplus	57,117,886	11	56,537,259	11
Retained earnings
Appropriated as legal capital reserve	34,348,208	7	25,528,007	5
Appropriated as special capital reserve	2,226,427	—	—	—
Unappropriated earnings	106,196,399	21	88,202,009	18
Others
Cumulative translation adjustments	(640,742)	—	(2,226,427)	—
Treasury stock (at cost) — 32,938 thousand shares in 2005 and 45,521 thousand shares in 2004	(918,075)	—	(1,595,186)	—

Total shareholders’ equity	445,630,349	88	398,965,299	82

TOTAL	$507,539,815	100	$487,553,210	100

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2005		2004
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 18)	$270,315,064		$260,726,896

SALES RETURNS AND ALLOWANCES (Note 2)	5,726,700		4,734,469

NET SALES	264,588,364	100	255,992,427	100

COST OF SALES (Notes 13 and 18)	149,344,315	56	145,831,843	57

GROSS PROFIT	115,244,049	44	110,160,584	43

OPERATING EXPENSES (Notes 13 and 18)
Research and development	13,395,801	5	12,516,434	5
General and administrative	7,485,011	3	9,367,010	3
Sales and marketing	1,349,413	1	1,454,362	1

Total operating expenses	22,230,225	9	23,337,806	9

INCOME FROM OPERATIONS	93,013,824	35	86,822,778	34

NON-OPERATING INCOME AND GAINS
Interest (Notes 2 and 22)	2,769,978	1	1,687,681	1
Settlement income (Note 20)	950,046	1	—	—
Gain on disposal of property, plant and equipment (Notes 2 and 18)	494,374	—	164,147	—
Technical service income (Notes 18 and 21)	491,267	—	423,804	—
Equity in earnings of equity method investees, net (Notes 2 and 6)	—	—	4,040,319	2
Gain on sales of investments, net (Note 2)	—	—	90,319	—
Others (Note 18)	366,344	—	378,778	—

Total non-operating income and gains	5,072,009	2	6,785,048	3

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 7, 9 and 22)	2,429,568	1	1,278,072	1
Equity in losses of equity method investees, net (Notes 2 and 6)	1,052,045	1	—	—
Unrealized valuation loss on short-term investments (Notes 2 and 4)	337,160	—	75,212	—
Loss on sales of investments, net (Note 2)	149,498	—	—	—
(Continued)

	2005		2004
	Amount	%	Amount	%

Loss on disposal of property, plant, equipment and idle assets (Note 2)	$59,992	—	$107,722	—
Foreign exchange loss, net (Notes 2 and 22)	34,379	—	323,080	—
Others (Note 2)	203,768	—	45,156	—

Total non-operating expenses and losses	4,266,410	2	1,829,242	1

INCOME BEFORE INCOME TAX	93,819,423	35	91,778,584	36

INCOME TAX BENEFITS (EXPENSES) (Notes 2 and 12)	(244,388)	—	537,531	—

NET INCOME	$93,575,035	35	$92,316,115	36

	2005		2004
	Before	After	Before	After
	Income	Income	Income	Income
	Tax	Tax	Tax	Tax
EARNINGS PER SHARE (NT$, Note 17)
Basic earnings per share	$3.80	$3.79	$3.71	$3.73

Diluted earnings per share	$3.80	$3.79	$3.71	$3.73

The pro forma net income and earnings per share (after income tax) are shown as follows, and are based on the assumption that the parent company stock held by its subsidiaries is treated as an investment instead of as treasury stock (Notes 2 and 16):

	2005	2004
NET INCOME	$93,881,698	$92,340,760

EARNINGS PER SHARE (NT$)
Basic earnings per share	$3.80	$3.73

Diluted earnings per share	$3.79	$3.73

The accompanying notes are an integral part of the financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

				Retained Earnings				Unrealized
	Capital Stock			Legal	Special			Loss on	Cumulative		Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Long-term	Translation	Treasury	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Investments	Adjustments	Stock	Equity
BALANCE, JANUARY 1, 2004	20,266,619	$202,666,189	$56,855,885	$20,802,137	$68,945	$50,229,008	$71,100,090	$(35)	$225,408	$(1,633,228)	$329,214,309

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	4,725,870	—	(4,725,870)	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(68,945)	68,945	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—		(681,628)	(681,628)	—	—	—	(681,628)
Employees’ profit sharing — in stock	272,651	2,726,514	—	—	—	(2,726,514)	(2,726,514)	—	—	—	—
Cash dividends to preferred shareholders	—	—	—	—	—	(184,493)	(184,493)	—	—	—	(184,493)
Cash dividends to common shareholders — NT$0.60 per share	—	—	—	—	—	(12,159,971)	(12,159,971)	—	—	—	(12,159,971)
Stock dividends to common shareholders — NT$1.41 per share	2,837,327	28,373,267	—	—	—	(28,373,267)	(28,373,267)	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(127,805)	(127,805)	—	—	—	(127,805)
Net income in 2004	—	—	—	—	—	92,316,115	92,316,115	—	—	—	92,316,115
Adjustment arising from changes of percentage of ownership in investees	—	—	34,059	—	—	—	—	—	—	—	34,059
Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	35	—	—	35
Translation adjustments	—	—	—	—	—	—	—	—	(2,451,835)	—	(2,451,835)
Issuance of stock from exercising stock options	87	867	2,757	—	—	—	—	—	—	—	3,624
Cash dividends received by subsidiaries from the Company	—	—	22,781	—	—	—	—	—	—	—	22,781
Treasury stock transactions — sales of the Company’s stock held by subsidiaries	—	—	1,864	—	—	—	—	—	—	38,042	39,906
Treasury stock repurchased by the Company	—	—	—	—	—	—	—	—	—	(7,059,798)	(7,059,798)
Retirement of treasury stock	(124,720)	(1,247,200)	(380,087)	—	—	(5,432,511)	(5,432,511)	—	—	7,059,798	—

BALANCE, DECEMBER 31, 2004	23,251,964	232,519,637	56,537,259	25,528,007	—	88,202,009	113,730,016	—	(2,226,427)	(1,595,186)	398,965,299

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,820,201	—	(8,820,201)	—	—	—	—	—
Special capital reserve	—	—	—	—	2,226,427	(2,226,427)	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,086,215)	(3,086,215)	—	—	—	(3,086,215)
Employees’ profit sharing — in stock	308,622	3,086,215	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—
Cash dividends to common shareholders — NT$2.00 per share	—	—	—	—	—	(46,504,097)	(46,504,097)	—	—	—	(46,504,097)
Stock dividends to common shareholders — NT$0.50 per share	1,162,602	11,626,024	—	—	—	(11,626,024)	(11,626,024)	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(231,466)	(231,466)	—	—	—	(231,466)
Net income in 2005	—	—	—	—	—	93,575,035	93,575,035	—	—	—	93,575,035
Adjustment arising from changes of percentage of ownership in investees	—	—	71,405	—	—	—	—	—	—	—	71,405
Translation adjustments	—	—	—	—	—	—	—	—	1,585,685	—	1,585,685
Issuance of stock from exercising stock options	6,837	68,370	202,559	—	—	—	—	—	—	—	270,929
Cash dividends received by subsidiaries from the Company	—	—	84,285	—	—	—	—	—	—	—	84,285
Treasury stock transactions — sales of the Company’s stock held by subsidiaries	—	—	222,378	—	—	—	—	—	—	677,111	899,489

BALANCE, DECEMBER 31, 2005	24,730,025	$247,300,246	$57,117,886	$34,348,208	$2,226,427	$106,196,399	$142,771,034	$—	$(640,742)	$(918,075)	$445,630,349

The accompanying notes are an integral part of the financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars)

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$93,575,035	$92,316,115
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	67,991,423	63,072,140
Deferred income taxes	(3,278,952)	(1,101,407)
Equity in losses (earnings) of equity method investees, net	1,052,045	(4,040,319)
Gain on sales of long-term investments, net	(3,502)	(2,216)
Amortization of premium/discount from long-term bond investments, net	120,872	28,673
Gain on disposal of property, plant and equipment and idle assets, net	(434,382)	(56,425)
Loss on idle assets	131,849	—
Donation of idle assets	7,207	—
Provision for pension cost	360,196	500,945
Dividends received from equity method investees	668,464	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Receivables from related parties	(4,914,565)	(1,301,979)
Notes and accounts receivable	(5,264,937)	(1,409,074)
Allowance for doubtful receivables	(4,117)	(35,561)
Allowance for sales returns and others	942,055	1,201,889
Other receivables from related parties	(1,243,126)	(27,938)
Other financial assets	(98,854)	(1,329,634)
Inventories, net	(2,086,010)	(3,264,787)
Prepaid expenses and other current assets	(21,280)	751,383
Increase (decrease) in:
Accounts payable	1,563,489	404,741
Payables to related parties	(1,224,371)	(1,771,144)
Income tax payable	3,435,985	252,800
Accrued expenses and other liabilities	(890,473)	(507,984)
Deferred credits	95,744	—

Net cash provided by operating activities	150,479,795	143,680,218

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in short-term investments, net	5,923,748	(43,822,489)
Acquisitions of:
Long-term investments	(17,037,788)	(30,290,982)
Property, plant and equipment	(73,659,014)	(76,171,356)
Proceeds from disposal of:
Long-term investments	10,474,035	7,822
Property, plant and equipment and idle assets	2,087,236	1,713,934
Increase in deferred charges	(847,721)	(2,404,130)
Decrease in refundable deposits	1,771	91,966

Net cash used in investing activities	(73,057,733)	(150,875,235)

(Continued)

	2005	2004
CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid for common stock	$(46,504,097)	$(12,159,971)
Repayment of long-term bonds payable	(10,500,000)	(5,000,000)
Cash bonus paid to employees	(3,086,215)	(681,628)
Increase (decrease) in guarantee deposits	2,480,552	(351,096)
Proceeds from exercise of stock options	270,929	3,624
Bonus to directors and supervisors	(231,466)	(127,805)
Repurchase of treasury stock	—	(7,059,798)
Cash dividends paid for preferred stock	—	(184,493)

Net cash used in financing activities	(57,570,297)	(25,561,167)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	19,851,765	(32,756,184)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	65,531,818	98,288,002

CASH AND CASH EQUIVALENTS, END OF YEAR	$85,383,583	$65,531,818

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for
Interest (excluding the amount capitalized of NT$262,109 thousand in 2004, Note 7)	$2,269,666	$1,304,621

Income tax	$87,351	$309,522

Cash paid for acquisition of property, plant and equipment
Total acquisitions	$51,363,935	$100,207,781
Decrease (increase) of payables to contractors and equipment suppliers	22,295,079	(24,036,425)

	$73,659,014	$76,171,356

NONCASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term bonds payable	$—	$10,500,000

Current portion of other payables to related parties (under payables to related parties)	$693,956	$469,494

Current portion of other long-term payables (under accrued expenses and other current liabilities)	$869,072	$1,505,345

Reclassification of short-term investments to long-term investments	$—	$3,402,413

The accompanying notes are an integral part of the financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
1.	GENERAL

Taiwan Semiconductor Manufacturing Company Limited (the Company or TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).

The Company is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.

As of December 31, 2005 and 2004, the Company had 19,460 and 18,562 employees, respectively.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.

For the convenience of readers, the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language financial statements shall prevail.

Significant accounting policies are summarized as follows:

Use of Estimates

The preparation of financial statements in conformity with the aforementioned guidelines and principles requires management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Government bonds under repurchase agreements and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments

Short-term investments primarily consist of agency bonds, corporate bonds, asset-backed securities, bond funds, government bonds and others.

Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the aggregate market value.

The costs of funds and listed stocks sold are accounted for using the weighted-average method; whereas the costs of other securities sold are accounted for using the specific identification method.

The market value of funds is determined using the net asset value of the funds at the end of the year, and the market value of listed stocks is determined using the average-closing prices of the listed stocks for the last month of the year. The market value of other short-term investments is determined using the average of bid and ask prices as of the balance sheet date.

Cash dividends are recorded as investment income in the current year.

Allowance for Doubtful Receivables

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding account receivables and current trends in the credit quality of its customers as well as its internal credit policies.

Revenue Recognition and Allowance for Sales Returns and Others

The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. The Company records a provision for estimated future returns and other allowances in the period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.

Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.

Inventories

Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts and net realizable value for finished goods and work in process. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Long-term Investments

Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s share of the net income or net loss of investee is recognized in the “equity in earnings/losses of equity method investees, net” account. When equity investments are made, the difference, if any, between the cost of the investment and the Company’s share of investee’s net equity is amortized using the straight-line method over five years and is also recorded in the “equity in earnings/losses of equity method investees, net” account.

When the Company subscribes for additional investee shares at a percentage different from its existing ownership percentage of equity interest, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.

Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions to the carrying amount of the investments if the dividends are received in the year of acquisition. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment.

Investments in mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.

The costs of stocks and mutual funds sold are determined using the weighted-average method.

Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and recorded as an adjustment to interest income.

When investments in public-traded securities are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount and the market value at the time of reclassification becomes the new basis.

If an investee recognizes an unrealized loss on its long-term investments using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee and records the amount as a component of shareholders’ equity.

When an indication of impairment is identified in an investment, the carrying amount of the investment is reduced to reflect other-than-temporary decline, with the related impairment loss charged to current income.

Gains or losses on sales from the Company to investees accounted for using the equity method are deferred in proportion to the Company’s ownership percentages in the investees until realized through transactions with third parties. The entire amount of the gains or losses on sales to investees over which the Company has control is deferred until such gains or losses are realized through subsequent sales of the related products to third parties. Gains or losses on sales from investees to the Company are deferred in proportion to the Company’s ownership percentages in the investees until realized through transactions with third parties. Gains or losses on sales between investees accounted for using the equity method are deferred in proportion to the Company’s weighted-average ownership percentages in the investees which record such gains or losses until realized through transactions with third parties.

If an investee’s functional currency is a foreign currency, translation adjustments will result from the process of translating the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others and Idle Assets

Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the year incurred. Interest expense incurred during the purchase and construction period is also capitalized.

Depreciation is computed using the straight-line method over the following estimated service lives: buildings — 10 to 20 years; machinery and equipment — 5 years; and office equipment — 3 to 5 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the year of sale or disposal.

Goodwill

Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired and acquisition costs. Goodwill is amortized using the straight-line method over the estimated life of 10 years. If an event occurs or circumstances change that more likely than not reduce the fair value of goodwill below its carrying amount, an impairment loss is charged to current income. Subsequent recovery in the fair value of the goodwill may not be recorded such as to reverse the impairment loss previously recorded.

Deferred Charges

Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 3 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.

Pension Costs

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax

The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income tax on unappropriated earnings of 10% is expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.

Stock-based Compensation

Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.

Treasury Stock

When the Company repurchases its outstanding common stock, the cost of the reacquired such stock is recorded as treasury stock and deducted from shareholders’ equity. When the Company retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus — additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount. The Company’s stock held by its subsidiaries is also treated as treasury stock and reclassified from long-term investments to treasury stock. The gains resulted from the disposal of the treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from the Company are recorded under capital surplus — treasury stock transactions.

Foreign-currency Transactions

Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of the year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Derivative Financial Instruments

The Company enters into foreign currency forward contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the end of the year, the receivables or payables arising from forward contracts are restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount is recorded using the current rate at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates are amortized over the terms of the contracts using the straight-line method. At the end of the year, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The contract amounts of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.

The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. The receivable or payable computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items.

Reclassifications

Certain accounts in the financial statements as of and for the year ended December 31, 2004 have been reclassified to conform to the financial statements as of and for the year ended December 31, 2005.

3.	CASH AND CASH EQUIVALENTS

	2005	2004
Government bonds acquired under repurchase agreements	$47,963,226	$19,215,153
Cash and deposits in bank	37,007,192	45,838,453
Corporate notes	413,165	478,212

	$85,383,583	$65,531,818

4.	SHORT-TERM INVESTMENTS, NET

	2005	2004
Agency bonds	$14,607,694	$8,633,889
Corporate bonds	12,463,688	13,554,598
Corporate issued asset-backed securities	11,724,149	11,766,877
Bond funds	6,055,578	10,662,758
Government bonds	2,087,418	7,346,858
Corporate notes	263,249	63,796
Money market funds	260,686	673,888
Public-traded stocks	5,257	6,528
Government bonds acquired under repurchase agreements	—	249,449
Commercial papers	—	95,666

	47,467,719	53,054,307
Allowance for valuation	(412,372)	(75,212)

	$47,055,347	$52,979,095

Market value	$47,055,347	$52,979,095

The Company entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2005, the Company’s investment portfolios managed by these fund managers aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as agency bonds, corporate bonds, asset-backed securities, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.
5.	INVENTORIES, NET

	2005	2004
Finished goods	$2,768,575	$3,229,417
Work in process	12,407,286	10,713,178
Raw materials	1,700,314	808,722
Supplies and spare parts	786,772	779,368

	17,662,947	15,530,685
Allowance for valuation	(1,404,992)	(1,358,740)

	$16,257,955	$14,171,945

6.	LONG-TERM INVESTMENTS

	2005		2004
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Equity method
TSMC International Investment Ltd. (TSMC International)	$23,912,812	100	$23,778,997	100
TSMC (Shanghai) Company Limited (TSMC-Shanghai)	9,438,856	100	8,113,511	100
Vanguard International Semiconductor Corporation (VIS)	5,419,747	27	5,401,982	28
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	4,215,200	32	3,290,888	32
TSMC Partners, Ltd. (TSMC Partners)	4,091,166	100	3,908,356	100
TSMC North America (TSMC-North America)	1,790,186	100	502,242	100
Emerging Alliance Fund, L.P. (Emerging Alliance)	850,534	99	823,232	99
VentureTech Alliance Fund II, L.P. (VTAF II)	642,479	98	329,968	98
Global UniChip Corporation (GUC)	442,233	46	391,626	47
TSMC Japan K. K. (TSMC-Japan)	94,949	100	102,572	100
Chi Cherng Investment Co., Ltd. (Chi Cherng)	78,139	36	50,570	36
Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	77,415	36	49,823	36
Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	23,087	100	25,439	100
VisEra Technologies Company Ltd. (VisEra)	—	—	59,116	25

	51,076,803		46,828,322

Cost method
Unquoted stocks	472,500	—	482,500	—
Funds	334,990	—	290,134	—

	807,490		772,634

Long-term bonds
Government bonds	9,922,937		10,260,481
Corporate bonds
Taiwan Power Company	3,263,348		915,276
Nan Ya Plastics Corporation	2,150,842		407,526
China Steel Corporation	1,010,532		2,978,804
Formosa Petrochemical Corporation	791,963		—
Chinese Petroleum Corporation	705,436		—
Far Eastone Telecommunication Co., Ltd.	300,026		—
Formosa Plastics Corporation	268,855		405,485
Formosa Chemical & Fiber Corporation	134,369		202,595

	18,548,308		15,170,167

Other investments	10,227,000		10,521,740

	$80,659,601		$73,292,863

For the years ended December 31, 2005 and 2004, net equity in losses and earnings recognized from the equity method investees was NT$1,052,045 thousand and NT$4,040,319 thousand, respectively. The carrying amounts of investments accounted for under the equity method and the related equity in losses or earnings of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods as the Company.

In November 2005, the Company transferred all of its shares in VisEra to VisEra Holding Company, an investee of TSMC Partners accounted for using the equity method, due to an investment structuring.
Other investments consisted of the following structured time-deposits:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
December 31, 2005

Step-up callable deposits
Foreign banks	$3,000,000	$8,145	1.40%-1.50%	Jun. 2007-Oct. 2007
Callable range accrual deposits
Foreign banks	7,227,000	9,951	(see below)	Sep. 2009-Jan. 2010

	$10,227,000	$18,096

December 31, 2004

Step-up callable deposits
Domestic banks	$2,000,000	$7,681	2.05%-2.20%	Jul. 2007-Aug. 2007
Foreign banks	2,138,340	14,054	1.44%-4.75%	Jun. 2007-Aug. 2007
Callable range accrual deposits
Foreign banks	6,383,400	30,751	(see below)	Sep. 2009-Dec.2009

	$10,521,740	$52,486

The interest rate of the step-up callable deposits is determined by the Company and the related banks. The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of December 31, 2005 and 2004, deposits that resided in banks located in Hong Kong amounted to NT$2,628,000 thousand and NT$2,553,360 thousand, respectively; those that resided in banks located in Singapore amounted to NT$657,000 thousand and NT$638,340 thousand, respectively.
7.	PROPERTY, PLANT AND EQUIPMENT

Accumulated depreciation at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Buildings	$42,902,526	$35,546,918
Machinery and equipment	310,626,317	259,782,721
Office equipment	5,662,986	4,676,562

	$359,191,829	$300,006,201

There was no capitalized interest for the year ended December 31, 2005. Interest expense for the year ended December 31, 2004 was NT$1,614,847 thousand (before deducting the amount capitalized of NT$262,109 thousand); the rate used for calculating the capitalized interest was 2.80%.

8.	DEFERRED CHARGES, NET

Deferred charges, net at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Technology license fees	$4,985,806	$6,534,899
Software and system design costs	1,623,276	2,160,636
Other	72,062	149,609

	$6,681,144	$8,845,144

9.	BONDS PAYABLE

Bonds payable at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two equal payments, 5.25% and 5.36% interest payable annually, respectively	$4,500,000	$15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three equal payments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000

	19,500,000	30,000,000
Current portion	—	(10,500,000)

	$19,500,000	$19,500,000

As of December 31, 2005, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2007	$7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

$19,500,000

10. OTHER LONG-TERM PAYABLES
Most of the payables resulted from license arrangements related to semiconductor-related patents. Future payments for other long-term payables as of December 31, 2005 were as follows:

Year of Payment	Amount
2006	$869,072
2007	459,900
2008	262,800
2009	262,800
(Continued)

s

Year of Payment	Amount
2010	$262,800
2011 and thereafter	262,800

2,380,172
Current portion (under accrued expenses and other current liabilities)	(869,072)

$1,511,100

11.	PENSION PLAN

The Labor Pension Act (the “Act”) became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary. Pursuant to the Act, the Company has made monthly contributions to employees’ pension accounts starting from July 1, 2005, and recognized pension costs of NT$261,096 thousand for the second half of 2005.

The Company has a defined benefit plan under the Labor Standards Law that provides benefits based on an employee’s length of service and average monthly salary for the six-month period prior to retirement. The Company contributes an amount equal to 2% of salaries paid each month to a pension fund (the Fund). The Fund is administered by a pension fund monitoring committee (the Committee) and deposited in the Committee’s name in the Central Trust of China.

Pension information on the defined benefit plan is summarized as follows:
a.	Components of net periodic pension cost for the year

	2005	2004
Service costs	$468,044	$632,594
Interest costs	163,294	128,315
Projected return on plan assets	(49,627)	(41,925)
Amortization	8,300	8,300

Net periodic pension costs	$590,011	$727,284

b.	Reconciliation of the funded status of the plan and accrued pension cost at December 31, 2005 and 2004

	2005	2004
Benefit obligation
Vested benefit obligation	$62,302	$67,104
Nonvested benefit obligation	3,356,213	2,704,251

Accumulated benefit obligation	3,418,515	2,771,355
Additional benefits based on future salaries	2,546,186	2,132,721

Projected benefit obligation	5,964,701	4,904,076
Fair value of plan assets	(1,681,365)	(1,447,540)

Funded status	4,283,336	3,456,536
(Continued)

	2005	2004
Unrecognized net transitional obligation	$(124,491)	$(132,791)
Unrecognized net loss	(697,453)	(222,549)

Accrued pension cost	$3,461,392	$3,101,196

Vested benefits	$67,752	$76,003

c.	Actuarial assumptions
GAINSCO, INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2005, 2004 and 2003

	2005	2004
Discount rated used in determining present values	2.75%	3.25%
Future salary increase rate	3.00%	3.00%
Expected rate of return on plan assets	2.75%	3.25%

d. Contributions to the Fund for the year	$223,654	$226,339

e. Payments from the Fund for the year	$8,419	$1,446

12.	INCOME TAX
a.	A reconciliation of income tax expense based on “income before income tax” at statutory rate and current income tax expense before tax credits was as follows:

	2005	2004
Income tax expense based on “income before income tax” at statutory rate (25%)	$23,454,856	$22,944,646
Tax-exempt income	(12,243,435)	(15,372,913)
Temporary and permanent differences	860,918	2,077,362

Current income tax expense before tax credits	$12,072,339	$9,649,095

b.	Income tax expense (benefit) consisted of the following:

Current income tax expense before tax credits	$12,072,339	$9,649,095
Additional tax at 10% on unappropriated earnings	1,489,709	821,767
Income tax credits	(10,110,561)	(10,470,862)
Other income tax adjustments	71,853	563,876
Net change in deferred income tax assets
Investment tax credits	2,018,813	(234,690)
Temporary differences	(1,768,265)	(1,034,916)
Adjustment in valuation allowance	(3,529,500)	168,199

Income tax expense (benefit)	$244,388	$(537,531)

c.	Net deferred income tax assets consisted of the following:

Current deferred income tax assets
Investment tax credits	$7,013,000	$8,849,000

(Continued)

	2005	2004
Non-current deferred income tax assets, net
Investment tax credits	$16,852,771	$17,035,584
Temporary differences	(682,270)	(2,450,535)
Valuation allowances	(9,410,546)	(12,940,046)

	$6,759,955	$1,645,003

d.	Integrated income tax information:

The balance of the imputation credit account as of December 31, 2005 and 2004 was NT$20,087 thousand and zero, respectively.

The expected and actual creditable ratios for distribution of earnings of 2005 and 2004 were 0.02% and 0.11%, respectively.

The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual allocation of the imputation credits is made.

e.	All earnings generated prior to December 31, 1997 have been appropriated.

f.	As of December 31, 2005, investment tax credits consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law	Item	Amounts	Amounts	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$134,467	$—	2005
		4,886,421	—	2006
		4,138,857	4,054,072	2007
		11,001,460	11,001,460	2008
		4,160,396	4,160,396	2009

		$24,321,601	$19,215,928

Statute for Upgrading Industries	Research and development expenditures	$3,127,586	$—	2005
		1,789,437	—	2006
		1,382,993	1,382,993	2007
		1,605,567	1,605,567	2008
		1,597,296	1,597,296	2009

		$9,502,879	$4,585,856

Statute for Upgrading Industries	Personnel training	$29,448	$—	2005
		20,381	—	2006
		26,780	26,780	2007
		37,207	37,207	2008

		$113,816	$63,987

Statute for Upgrading Industries	Investments in important technology-based enterprises	$38,036	$—	2005

g.	The profits generated from the following expansion and construction projects are exempt from income tax:

Tax-Exemption Period
Construction of Fab 8 — module B	2002 to 2005
Expansion of Fab 2 — modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of the Company through 2001.
13.	LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2005			Year Ended December 31, 2004
		Classified as			Classified as
	Classified as	Operating		Classified as	Operating
	Cost of Sales	Expenses	Total	Cost of Sales	Expenses	Total
Labor cost
Salary	$9,160,576	$3,682,390	$12,842,966	$8,546,255	$4,068,927	$12,615,182
Labor and health insurance	625,744	297,483	923,227	571,853	309,585	881,438
Pension	576,776	274,280	851,056	471,646	255,482	727,128
Meal	429,307	141,259	570,566	391,834	150,297	542,131
Welfare benefit	167,218	95,208	262,426	150,754	90,611	241,365
Other	159,724	44,783	204,507	141,909	207,909	349,818

	$11,119,345	$4,535,403	$15,654,748	$10,274,251	$5,082,811	$15,357,062

Depreciation	$61,576,001	$3,031,796	$64,607,797	$56,001,719	$2,429,967	$58,431,686

Amortization	$1,763,527	$1,603,496	$3,367,023	$2,496,827	$2,137,893	$4,634,720

14.	SHAREHOLDERS’ EQUITY

The Company has issued a total of 864,194 thousand ADSs which are traded on the NYSE as of December 31, 2005. The number of common shares represented by the ADSs is 4,320,969 thousand (one ADS represents five common shares).

Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are restricted to a certain percentage of the paid-in capital of the Company.

As of December 31, 2005 and 2004, the capital surplus consisted of the following:

	2005	2004
From merger	$24,003,546	$24,003,546
Additional paid-in capital	23,254,234	23,051,675
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	306,868	205
From long-term investments	192,759	121,354
Donations	55	55

	$57,117,886	$56,537,259

The Company’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, the Company shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the net profits left over, until the accumulated legal capital reserve has equaled the Company’s paid-in capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of the Company equal to not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of the Company are not entitled to receive the bonus to directors and supervisors. The Company may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
The Company’s Articles of Incorporation also stipulate that profits of the Company may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided, however, the ratio for stock dividend shall not exceed 50% of total distribution.
Any appropriations of the net profits are recorded in the financial statement in the year of shareholder approval.
The appropriation for legal capital reserve shall be made until the reserve equals the Company’s paid-in capital. The reserve can be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital if the Company has no unappropriated earnings and the reserve balance has exceeded 50% of the Company’s paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the Company’s paid-in capital, up to 50% of the reserve may be transferred to capital.
A special capital reserve equivalent to the net debit balance of the other components of shareholder’s equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock), shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special reserve appropriated may be reversed to the extent that the net debit balance reverses.
The appropriations of earnings for 2004 and 2003 had been approved in the shareholders’ meetings held on May 10, 2005 and May 11, 2004, respectively. The appropriations and dividends per share were as follows:

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2004	Year 2003	Year 2004	Year 2003
Legal capital reserve	$8,820,201	$4,725,870
Special capital reserve	2,226,427	(68,945)
Employees’ profit sharing — in cash	3,086,215	681,628
Employees’ profit sharing — in stock	3,086,215	2,726,514
(Continued)

			Dividends Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2004	Year 2003	Year 2004	Year 2003
Cash dividends to preferred shareholders	$—	$184,493	$—	$0.35
Cash dividends to common shareholders	46,504,097	12,159,971	2.00	0.60
Stock dividends to common shareholders	11,626,024	28,373,267	0.50	1.41
Bonus to directors and supervisors	231,466	127,805

	$75,580,645	$48,910,603

The amounts of the above appropriations of earnings for 2004 and 2003 are consistent with the resolutions of the meetings of the Board of Directors held on February 22, 2005 and February 17, 2004, respectively. However, the Company Law prescribes that TSMC, as a holder of treasury stock, shall not participate in the appropriation of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolutions. If the above bonus to employees, directors and supervisors had been paid entirely in cash and charged against earnings for 2004 and 2003, the after income tax basic earnings per share for the years ended December 31, 2004 and 2003 would have decreased from NT$3.97 to NT$3.70 and NT$2.33 to NT$2.15, respectively. The shares distributed as a bonus to employees represented 1.33% and 1.35% of the Company’s total outstanding common shares as of December 31, 2004 and 2003, respectively.
As of January 12, 2006, the board of directors have not resolved the appropriation for earnings of 2005.
The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation Post System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by the Company on earnings generated since January 1, 1998.

15.	STOCK-BASED COMPENSATION PLANS

The Company’s Employee Stock Option Plans under the 2005 Plan, 2003 Plan and 2002 Plan were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the 2005 Plan, the 2003 Plan and the 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of the Company or any of its domestic or foreign subsidiaries, in which the Company’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of the Company’s common shares listed on the TSE on the grant date.

Options that had never been granted or had been granted and subsequently cancelled under the 2003 Plan and the 2002 Plan were expired as of December 31, 2005.

Information about outstanding stock options for the years ended December 31, 2005 and 2004 was as follows:

		Weighted-
		average
	Number of	Exercise
	Options	Price
	(in Thousands)	(NT$)
Year ended December 31, 2005

Balance, beginning of year	64,367	$40.5
Options granted	14,864	48.4
Options exercised	(6,837)	39.6
Options cancelled	(4,636)	44.1

Balance, end of year	67,758	42.1

Year ended December 31, 2004

Balance, beginning of year	49,357	$43.0
Options granted	20,400	47.3
Options exercised	(87)	41.8
Options cancelled	(5,303)	45.9

Balance, end of year	64,367	44.1

The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of December 31, 2005, information about outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
$29.9 - $42.1	45,787	7.10	$38.73	27,143	$38.59
47.0 - 54.5	21,971	8.82	49.20	327	54.50

	67,758			27,470

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2005 and 2004. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the years ended December 31, 2005 and 2004 would have been as follows:

	2005	2004
Assumptions:
Expected dividend yield	1.00%-3.44%	1.00%
Expected volatility	43.77%-46.15%	43.77%-46.15%
Risk free interest rate	3.07%-3.85%	3.07%-3.85%
Expected life	5 years	5 years
(Continued)

	2005	2004
Net income:
Net income as reported	$93,575,035	$92,316,115
Pro forma net income	93,458,191	92,257,355

Earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported	$3.79	$3.73
Pro forma basic EPS	3.79	3.73
Diluted EPS as reported	3.79	3.73
Pro forma diluted EPS	3.78	3.73
The estimated weighted average fair value per unit for the options granted during the years ended December 31, 2005 and 2004 was NT$17.69 and NT$19.73, respectively.

16.	TREASURY STOCK (COMMON STOCK)
(Shares in Thousands)

		Increase/
	Beginning	Stock		Ending
	Shares	Dividends	Disposal	Shares
Year ended December 31, 2005

Reclassification of parent company stock held by subsidiaries from long-term investment	45,521	2,242	14,825	32,938

Year ended December 31, 2004

Reclassification of parent company stock held by subsidiaries from long-term investment	40,597	5,676	752	45,521
Repurchase under share buyback plan	—	124,720	124,720	—

	40,597	130,396	125,472	45,521

Proceeds from disposal of treasury stock for the years ended December 31, 2005 and 2004 were NT$899,489 thousand and NT$39,906 thousand, respectively. As of December 31, 2005 and 2004, the book value of the treasury stock was NT$918,075 thousand and NT$1,595,186 thousand, respectively; the market value was NT$2,047,126 thousand and NT$2,241,009 thousand, respectively. The Company’s stocks held by its subsidiaries are treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to the right to vote.

The Company held a special meeting of the Board of Directors and approved a share buyback plan to repurchase the Company’s common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. The Company repurchased 124,720 thousand common shares for a total cost of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.

17.	EARNINGS PER SHARE

EPS is computed as follows:

			Number of	EPS (NT$)
	Amounts (Numerator)		Shares	Before	After
	Before	After	(Denominator)	Income	Income
	Income Tax	Income Tax	(in Thousands)	Tax	Tax
Year ended December 31, 2005

Basic EPS
Income available to common shareholders	$93,819,423	$93,575,035	24,679,947	$3.80	$3.79

Effect of dilutive potential common stock — stock options	—	—	13,165

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$93,819,423	$93,575,035	24,693,112	$3.80	$3.79

Year ended December 31, 2004

Basic EPS
Income available to common shareholders	$91,778,584	$92,316,115	24,717,531	$3.71	$3.73

Effect of dilutive potential common stock — stock options	—	—	6,484

Diluted EPS
Income available to common shareholders (including effect of dilutive potential common stock)	$91,778,584	$92,316,115	24,724,015	$3.71	$3.73

18.	RELATED PARTY TRANSACTIONS

The Company engages in business transactions with the following related parties:
a.	Industrial Technology Research Institute (ITRI); the chairman of the Company is one of its directors.

b.	Philips, a major shareholder of the Company.

c.	Subsidiaries

TSMC-North America TSMC-Europe TSMC-Japan TSMC-Shanghai

d.	Investees

VIS (accounted for using equity method) SSMC (accounted for using equity method) GUC (with controlling financial interest)

e.	Indirect subsidiaries

WaferTech, LLC (WaferTech) TSMC Technology, Inc. (TSMC Technology)

f.	Indirect investee

VisEra, originally an investee over which the Company has control; starting from November 2005, VisEra became an indirect investee accounted for using the equity method after an investment structuring.

Transactions with the aforementioned parties, excluding those disclosed in other notes, are summarized as follows:

	2005		2004
	Amount	%	Amount	%
For the year

Sales
TSMC-North America	$153,618,916	57	$142,271,732	55
Philips	3,298,770	1	5,463,565	2
Others	650,239	—	466,345	—

	$157,567,925	58	$148,201,642	57

Purchases
WaferTech	$11,137,313	28	$15,203,047	34
SSMC	5,729,672	15	5,869,123	13
VIS	4,142,457	10	9,169,602	21
TSMC-Shanghai	1,405,030	4	12,752	—

	$22,414,472	57	$30,254,524	68

Manufacturing expenses — technical assistance fee (Note 21a)
Philips	$581,059	—	$907,047	1

Marketing expenses — commission
TSMC-Japan	$243,646	18	$253,341	17
TSMC-Europe	221,164	16	202,678	14

	$464,810	34	$456,019	31

General and administrative expense — rental expenses
GUC	$16,744	—	$13,186	—

Research and development expenses
GUC	$19,467	—	$11,688	—

Proceeds from sales of property, plant and equipment
VisEra	$534,279	52	$—	—
TSMC-Shanghai	125,381	13	2,969,347	96
VIS	—	—	33,974	1

	$659,660	65	$3,003,321	97

Non-operating income and gains
SSMC (primarily for technical service income, Note 21e)	$316,243	6	$364,505	5
VisEra	308,071	6	28,917	1
VIS (primarily for technical service income, Note 21j)	210,720	4	117,760	2
TSMC-Shanghai	180,234	4	—	—
WaferTech	—	—	3,267	—

	$1,015,268	20	$514,449	8

(Continued)

	2005		2004
	Amount	%	Amount	%
At end of year
Receivables
TSMC-North America	$20,407,621	97	$15,476,920	96
Philips	573,565	3	581,487	4
Others	69,418	—	77,632	—

	$21,050,604	100	$16,136,039	100

Other receivables
TSMC Technology	$972,563	54	$2,880	—
VisEra	374,202	21	30,279	2
TSMC-North America	198,505	11	50,044	3
SSMC	149,251	8	63,701	4
VIS	74,457	4	47,599	3
TSMC-Shanghai	28,593	2	1,472,880	88
Others	143	—	—	—

	$1,797,714	100	$1,667,383	100

Payables
WaferTech	$1,133,217	35	$913,107	29
Philips	693,956	21	469,494	15
VIS	563,240	17	1,533,938	48
SSMC	485,873	15	207,794	6
TSMC-Shanghai	274,820	9	12,591	—
Others	91,091	3	61,566	2

	$3,242,197	100	$3,198,490	100

Other long-term payables
Philips (Note 21a)	$1,100,475	100	$2,317,972	100

Deferred credits
TSMC-Shanghai	$641,762	51	$682,530	100
VisEra	186,525	15	—	—

	$828,287	66	$682,530	100

The terms of sales to related parties were not significantly different from those to third parties. For other related party transactions, prices were determined in accordance with related contractual agreements.

The Company deferred the gains (classified under the deferred credits) derived from sales of property, plant and equipment to TSMC-Shanghai and VisEra, and then recognized such gains (classified under the non-operating income and gains) over the depreciable lives of the disposed assets.

19.	SIGNIFICANT LONG-TERM LEASES

The Company leases land from the Science-Based Industrial Park Administration. These operating lease agreements expire on various dates from March 2008 to December 2020 and can be renewed upon their expiration.

As of December 31, 2005, future lease payments were as follows:

Year	Amount
2006	$258,069
2007	248,185
2008	222,450
2009	213,872
2010	166,803
2011 and thereafter	1,103,708

$2,213,087

20.	SETTLEMENT INCOME

TSMC, TSMC-North America and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175 million over six years to resolve TSMC’s claims.

21.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2005 were as follows:
a.	On June 20, 2004, the Company and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between the Company and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, the Company will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under certain percentage of the Company’s annual net sales. The Company and Philips agreed to cross license the patents owned by each party. The Company also obtained through Philips a number of cross patent licenses.

b.	Under a technical cooperation agreement with ITRI, the Company shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c.	Under several foundry agreements, the Company shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with the Company. As of December 31, 2005, the Company had a total of US$87,660 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. The Company’s equity interest in SSMC was 32%. The Company and Philips committed to buy specific percentages of the production capacity of SSMC. The Company and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but the Company alone is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	The Company provides technical services to SSMC under a Technology Cooperation Agreement (the Agreement) entered into on May 12, 1999. The Company receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, the Company shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, the Company and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, the Company will be relieved of any further obligation to transfer any additional technology. In addition, the Company granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	Beginning in 2001, the Company entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts vary with payments to be made in the form of royalties. The Company has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

h.	In November 2002, the Company entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. The Company also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. The Company will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement expired on December 31, 2005.

i.	In December 2003, the Company entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. The Company will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, the Company will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

j.	The Company provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. The Company receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for the Company certain products at prices as agreed by the parties.

k.	Amounts available under unused letters of credit as of December 31, 2005 were NT$6,480 thousand.

l.	The Company provided guarantees on loans amounting to US$40,000 thousand for TSMC-North America.

22.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 7 attached;

j.	Financial instrument transactions:
1)	Derivative financial instruments

The Company and TSMC-Shanghai entered into derivative financial instrument transactions during the years ended December 31, 2005 and 2004 to manage exposures related to foreign exchange rate and interest rate fluctuations. Certain information on these contracts was as follows:
a)	Outstanding forward exchange contracts as of December 31, 2005 and 2004:
i)	The Company

Contract
Financial			Amount
Instruments	Currency	Maturity	(in Thousands)
December 31, 2005

Sell	US$/NT$	Jan. 2006	US$ 60,000

December 31, 2004

Sell	US$/NT$	Jan. 2005 to Mar. 2005	US$ 733,000
Sell	US$/EUR	Jan. 2005	US$ 159,081

As of December 31, 2005 and 2004, receivables resulted from forward exchange contracts (classified under current assets) aggregated NT$26,720 thousand, and NT$392,534 thousand, respectively. As of December 31, 2004, payables resulted from forward exchange contracts (classified under current liabilities) aggregated NT$559 thousand.

ii)	As of December 31, 2005, TSMC-Shanghai did not have any outstanding forward exchange contract. TSMC-Shanghai did not enter into any derivative financial instrument transaction during the year ended December 31, 2004.
b)	Cross currency swaps

Outstanding cross currency swap contracts as of December 31, 2005 and 2004 were as follows:

				Range of
	Contract Amount		Range of	Interest Rate
Maturity Date	(in Thousands)		Interest Rate Paid	Received
December 31, 2005

Jan. 2006 to Mar. 2006	US$	2,089,000	4.15%-4.54%	0.02%-2.12%

December 31, 2004

Jan. 2005 to Jun. 2005	US$	1,420,000	1.28%-2.72%	0.49%-1.17%
As of December 31, 2005 and 2004, receivables resulted from cross currency swap contracts (classified under current assets) were NT$1,119,905 thousand and NT$761,030 thousand, respectively.

c)	Option contracts

As of December 31, 2005, the Company did not have any outstanding foreign currency option contract. The Company did not enter into any foreign currency option contract for the year ended December 31, 2004.

During the years ended December 31, 2005 and 2004, the net exchange gain or loss arising from forward exchange contracts, cross currency swap contracts and foreign currency option contracts was recognized in the “foreign exchange gain/loss, net” account and the difference in interest was recorded in interest income/expense.

d)	Interest rate swap contracts

The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand was recognized in the “interest expense” account. There was no outstanding contract as of December 31, 2005.

Outstanding contracts as of December 31, 2004 were as follows:

		Contract
		Amount
Contract Date	Period	(in Thousands)
Sep. 2003	Sep. 2003 to Dec. 2005	NT$500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Nov. 2003	Nov. 2003 to Dec. 2005	500,000
e)	Transaction risk
i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to be incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risk is believed to be low.

iii)	Cash flow risk and the amount and period of future cash needs.

As of December 31, 2005, the Company’s future cash needs for outstanding forward exchange contracts and cross currency swap contracts were as follows:

Term	Inflow	Outflow
	(In Thousands)	(In Thousands)
Within one year	NT$71,820,892	US$	2,149,000
The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.
2)	Fair values of financial instruments were as follows:

	2005		2004
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Non-derivative financial instruments

Assets
Short-term investments, net	$47,055,347	$47,055,347	$52,979,095	$52,979,095
Long-term investments (securities with market price)	34,213,151	39,470,482	20,572,150	23,657,754
Liabilities
Bonds payable (including current portion)	19,500,000	19,924,923	30,000,000	30,607,341
(Continued)

	2005		2004
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Derivative financial instruments

Assets (liabilities)
Forward exchange contracts (sell)	$26,720	$28,474	$391,975	$317,090
Cross currency swap contracts	1,119,905	789,903	761,030	760,012
Interest rate swap contracts	—	—	4,361	(22,714)
The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned financial instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of the long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates their carrying amount.

Fair values of financial instruments were determined as follows:
a)	Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b)	Fair value of bonds payable is based on their quoted market price.

c)	Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.
The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.
k.	Information on investment in Mainland China
1)	The name of the investee in mainland China, the main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net gain or net loss, ending balance, amount received as dividends from the investee, and the limitation on investment: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee, its prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in mainland China on financial statements: Please see Note 18.
23.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company operates in one industry. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Export sales

Area	2005	2004
Americas	$119,838,520	$113,948,320
Asia and others	101,698,615	91,057,215
Europe	17,937,376	19,084,530

	$239,474,511	$224,090,065

The export sales information is based on amounts billed to customers within the areas.

c.	Major customers representing at least 10% of total net sales
The Company only has one customer that accounts for at least 10% of its total net sales in the year ended December 31, 2005. The net sales to such customer amounted to $29,258,338 thousand and $25,299,856 thousand in the years ended December 31, 2005 and 2004, representing 11% and 10% of its total net sales, respectively.

TABLE 1
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND INVESTEES
FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Maximum
				Balance for the												Financing Company’s
				Period		Ending Balance			Type of		Reasons for				Financing Limit for	Financing Amount
			Financial Statement	(US$ in		(US$ in			Financing	Transaction	Short-term	Allowance for	Collateral		Each Borrowing	Limits
No.	Financing Name	Counter-party	Account	Thousands)		Thousands)		Interest Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	(US$ in Thousands)

1	TSMC International	TSMC Development	Other receivables	$1,971,000		$1,149,750		1.50%	2	$—	Operating capital	$—	—	$—	N/A	$32,454,757
				US$	(60,000)	US$	(35,000)									(US$ 987,968)
																(Note 2)

2	TSMC Partners	TSMC Development	Other receivables	2,628,000		—		1.50%	2	—	Operating capital	—	—	—	N/A	(Note 3)
				US$	(80,000)

Note 1:	The type No. 2 represents necessary for short-term financing.

Note 2:	Not exceeding the issued capital of the Company.

Note 3:	Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

										Ratio of
										Accumulated Amount
		Counter-party								of Collateral to	Maximum
			Nature of	Limits on Each Counter-party’s	Maximum				Value of Collateral	Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Period		Ending Balance		Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousands)		(US$ in Thousands)		Equipment	Statement	(Note 1)
0	The Company	TSMC-North America	2	Not exceed 10% of the net	$1,314,000		$1,314,000		$—	0.29%	$111,407,587
				worth of the Company, and be also limited to the paid-in capital of the	US$	(40,000)	US$	(40,000)
		TSMC Development	3	endorsement/guarantee company, unless otherwise approved by Board of Directors.	1,971,000		—		—	—
					US$	(60,000)

Note 1:	25% of the net worth of the Company as of December 31, 2005.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.

The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND INVESTEES
MARKETABLE SECURITIES HELD
DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
The Company	Government bonds
	United States Treas Nts	—	Short-term investment	—	US$	47,516	N/A	US$	47,233
	Kreditanstal Fur Wiederaufbau	—	Short-term investment	—	US$	6,881	N/A	US$	6,839
	2004 Government Bond Series E	—	Short-term investment	—		$300,472	N/A		$300,563
	2002 Government Bond Series B	—	Long-term investment	—		355,936	N/A		354,832
	2002 Government Bond Series F	—	Long-term investment	—		149,441	N/A		149,256
	2004 Government Bond Series A	—	Long-term investment	—		2,349,973	N/A		2,349,857
	2004 Government Bond Series E	—	Long-term investment	—		3,898,610	N/A		3,896,739
	2004 Kaohsiung Municipal Bond Series A	—	Long-term investment	—		620,000	N/A		618,160
	2005 Government Bond Series A	—	Long-term investment	—		2,548,977	N/A		2,544,964

	Bond funds
	JF Taiwan First Bond Fund	—	Short-term investment	63,131		856,359	N/A		875,416
	ABN AMRO Bond Fund	—	Short-term investment	134,906		1,956,175	N/A		2,004,862
	JF Taiwan Bond Fund	—	Short-term investment	62,009		908,656	N/A		933,430
	Dresdner Bond DAM Fund	—	Short-term investment	69,303		771,617	N/A		792,068
	Shinkong Chi Shin Bond Fund	—	Short-term investment	55,063		762,771	N/A		778,482
	NITC Bond Fund	—	Short-term investment	3,764		600,000	N/A		610,864
	ABN AMRO Select Bond Fund	—	Short-term investment	18,235		200,000	N/A		203,860

	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,439		5,257	—		21,280
	TSMC International	Subsidiary	Long-term investment	987,968		23,912,812	100		23,912,812
	VIS	Investee accounted for using equity method	Long-term investment	437,891		5,419,747	27		10,991,064
	SSMC	Investee accounted for using equity method	Long-term investment	382		4,215,200	32		4,215,200
	TSMC Partners	Subsidiary	Long-term investment	300		4,091,166	100		4,091,166
	TSMC-North America	Subsidiary	Long-term investment	11,000		1,790,186	100		1,790,186
	GUC	Investee with controlling financial interest	Long-term investment	40,147		442,233	46		465,258
	TSMC-Japan	Subsidiary	Long-term investment	6		94,949	100		94,949
	TSMC-Europe	Subsidiary	Long-term investment	—		23,087	100		23,087
	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		193,584	10		295,606
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		186,387
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	Hontung Venture Capital Co., Ltd.	—	Long-term investment	$8,392		83,916	10		$46,801
	Gobaltop Partner I Venture Capital Corp.	—	Long-term investment	5,000		50,000	1		49,947
	W.K. Technology Fund IV	—	Long-term investment	4,000		40,000	2		43,645

	Capital
	TSMC-Shanghai	Subsidiary	Long-term investment	—		9,438,856	100		9,438,856
	Emerging Alliance	Subsidiary	Long-term investment	—		850,534	99		850,534
	VTAF II	Subsidiary	Long-term investment	—		642,479	98		642,479
	Chi Cherng	Subsidiary	Long-term investment	—		78,139	36		536,703	Treasury stock of NT$458,564 thousand is deducted from the carrying value
	Hsin Ruey	Subsidiary	Long-term investment	—		77,415	36		536,926	Treasury stock of NT$459,511 thousand is deducted from the carrying value

	Corporate bonds
	Abbott Labs	—	Short-term investment	—	US$	1,581	N/A	US$	1,526
	Abbott Labs	—	Short-term investment	—	US$	2,732	N/A	US$	2,595
	Ace Ltd.	—	Short-term investment	—	US$	1,046	N/A	US$	1,011
	AIG Sunamerica Global Fing Ix	—	Short-term investment	—	US$	1,032	N/A	US$	1,001
	Allstate Life Global Fdg Secd	—	Short-term investment	—	US$	2,998	N/A	US$	2,948
	Alltel Corp.	—	Short-term investment	—	US$	609	N/A	US$	598
	American Express Co.	—	Short-term investment	—	US$	3,550	N/A	US$	3,435
	American Gen Fin Corp.	—	Short-term investment	—	US$	1,768	N/A	US$	1,670
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	1,058	N/A	US$	1,011
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,130	N/A	US$	2,998
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	3,800	N/A	US$	3,808
	Ameritech Capital Funding Co.	—	Short-term investment	—	US$	510	N/A	US$	491
	Amgen Inc.	—	Short-term investment	—	US$	3,005	N/A	US$	2,907
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,967
	Anz Cap Tr I	—	Short-term investment	—	US$	1,012	N/A	US$	968
	Associates Corp. North Amer	—	Short-term investment	—	US$	2,700	N/A	US$	2,582
	Bank New York Inc.	—	Short-term investment	—	US$	1,972	N/A	US$	1,984
	Bank New York Inc.	—	Short-term investment	—	US$	1,525	N/A	US$	1,485
	Bank Scotland Treas Svcs Plc	—	Short-term investment	—	US$	2,715	N/A	US$	2,729
	Bank Utd Houston Tx Mtbn	—	Short-term investment	—	US$	580	N/A	US$	544
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,329	N/A	US$	3,337
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,757	N/A	US$	3,662
	Beneficial Corp. Mtn Bk Entry	—	Short-term investment	—	US$	2,434	N/A	US$	2,340
	Berkshire Hathaway Fin Corp.	—	Short-term investment	—	US$	1,498	N/A	US$	1,472
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,012
	Caterpillar Finl Svcs Mtn	—	Short-term investment	—	US$	5,721	N/A	US$	5,724
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	1,628	N/A	US$	1,546
	Chase Manhattan Corp. New		Short-term investment	—	US$	2,246	N/A	US$	2,155
	Chubb Corp.	—	Short-term investment	—	US$	2,138	N/A	US$	2,125
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	Cit Group Hldgs Inc.	—	Short-term investment	—	US$	3,203	N/A	US$	3,068
	Citicorp	—	Short-term investment	—	US$	1,473	N/A	US$	1,407
	Cogentrix Energy Inc.	—	Short-term investment	—	US$	2,885	N/A	US$	2,739
	Colonial Pipeline Co.	—	Short-term investment	—	US$	1,625	N/A	US$	1,536
	Corestates Cap Corp.	—	Short-term investment	—	US$	1,062	N/A	US$	1,018
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$	2,100	N/A	US$	2,066
	Countrywide Home Lns Inc.	—	Short-term investment	—	US$	5,210	N/A	US$	5,020
	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$	4,141	N/A	US$	4,029
	Credit Suisse Fincl Products	—	Short-term investment	—	US$	1,507	N/A	US$	1,508
	Credit Suisse First Boston	—	Short-term investment	—	US$	786	N/A	US$	748
	Credit Suisse First Boston USA	—	Short-term investment	—	US$	2,249	N/A	US$	2,175
	Daimlerchrysler North Amer	—	Short-term investment	—	US$	997	N/A	US$	972
	Daimlerchrysler North Amer Hld	—	Short-term investment	—	US$	749	N/A	US$	751
	Dayton Hudson Corp.	—	Short-term investment	—	US$	2,104	N/A	US$	2,056
	Deere John Cap Corp.	—	Short-term investment	—	US$	5,079	N/A	US$	5,020
	Dell Computer Corp.	—	Short-term investment	—	US$	3,054	N/A	US$	2,874
	Den Danske Bk Aktieselskab	—	Short-term investment	—	US$	2,192	N/A	US$	2,067
	Diageo Plc	—	Short-term investment	—	US$	3,459	N/A	US$	3,419
	Dow Chem Co.	—	Short-term investment	—	US$	921	N/A	US$	863
	European Invt Bk	—	Short-term investment	—	US$	3,918	N/A	US$	3,910
	European Invt Bk	—	Short-term investment	—	US$	8,315	N/A	US$	8,023
	Fifth Third Bk Cincinnati OH	—	Short-term investment	—	US$	2,419	N/A	US$	2,414
	First Data Corp.	—	Short-term investment	—	US$	3,013	N/A	US$	2,860
	Fleet Boston Corp.	—	Short-term investment	—	US$	2,850	N/A	US$	2,718
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	975	N/A	US$	923
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$	494	N/A	US$	474
	Fpl Group Cap Inc.	—	Short-term investment	—	US$	1,001	N/A	US$	997
	Fpl Group Cap Inc.	—	Short-term investment	—	US$	860	N/A	US$	845
	Gannett Co Inc.	—	Short-term investment	—	US$	2,999	N/A	US$	2,930
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	3,989	N/A	US$	3,894
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$	8,862	N/A	US$	8,755
	General Re Corp.	—	Short-term investment	—	US$	3,500	N/A	US$	3,430
	Genworth Finl Inc.	—	Short-term investment	—	US$	3,412	N/A	US$	3,419
	Goldman Sachs Group Inc.	—	Short-term investment	—	US$	4,981	N/A	US$	4,970
	Goldman Sachs Group Inc.	—	Short-term investment	—	US$	3,477	N/A	US$	3,452
	Goldman Sachs Group LP	—	Short-term investment	—	US$	1,637	N/A	US$	1,530
	Greenpoint Finl Corp.	—	Short-term investment	—	US$	974	N/A	US$	959
	Gte Corp.	—	Short-term investment	—	US$	2,134	N/A	US$	2,041
	Hancock John Global Fdg II Mtn	—	Short-term investment	—	US$	3,566	N/A	US$	3,512
	Hancock John Global Fdg Mtn	—	Short-term investment	—	US$	1,003	N/A	US$	970
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	296	N/A	US$	297
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$	1,435	N/A	US$	1,371
	Hbos Plc Medium Term Sr Nts	—	Short-term investment	—	US$	3,201	N/A	US$	3,181
	Hbos Plc Meduim Term Sr Nts	—	Short-term investment	—	US$	2,977	N/A	US$	2,940
	Heller Finl Inc.	—	Short-term investment	—	US$	2,071	N/A	US$	1,984
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,537
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,204
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,081
	Household Fin Corp.	—	Short-term investment	—	US$	2,993	N/A	US$	2,908
	Household Fin Corp.	—	Short-term investment	—	US$	532	N/A	US$	512
	Household Intl Inc	—	Short-term investment	—	US$	2,878	N/A	US$	2,892
	HSBC Fin Corp Mtn	—	Short-term investment	—	US$	5,097	N/A	US$	5,066
	HSBC USA Inc. New	—	Short-term investment	—	US$	1,154	N/A	US$	1,091
	Huntington Natl Bk Columbus OH	—	Short-term investment	—	US$	2,954	N/A	US$	2,954
	ING Bank	—	Short-term investment	—	US$	2,114	N/A	US$	2,024
	ING Sec Life Instl Fdg	—	Short-term investment	—	US$	2,544	N/A	US$	2,485
	International Business Machs	—	Short-term investment	—	US$	2,249	N/A	US$	2,208
	International Lease Fin Corp.	—	Short-term investment	—	US$	2,031	N/A	US$	2,005
	Intl Lease Fin Corp. Mtn	—	Short-term investment	—	US$	3,028	N/A	US$	2,943
	Intl Lease Fin Corp. Mtn	—	Short-term investment	—	US$	2,471	N/A	US$	2,481
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,406	N/A	US$	3,353
	Jackson Natl Life Global Fdg	—	Short-term investment	—	US$	1,036	N/A	US$	1,006
	Jackson Natl Life Global Fdg S	—	Short-term investment	—	US$	1,999	N/A	US$	2,004
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,663	N/A	US$	3,522
	Key Bk Na Med Term Nts Bk Entr	—	Short-term investment	—	US$	4,450	N/A	US$	4,409
	Keycorp Mtn Book Entry	—	Short-term investment	—	US$	3,500	N/A	US$	3,512
	Kraft Foods Inc.	—	Short-term investment	—	US$	773	N/A	US$	749
	Kraft Foods Inc.	—	Short-term investment	—	US$	1,037	N/A	US$	1,006
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,668	N/A	US$	1,631
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	499	N/A	US$	489
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,163	N/A	US$	1,105
	Lincoln Natl Corp. In	—	Short-term investment	—	US$	519	N/A	US$	503
	Merita Bk Ltd. Ny Brh	—	Short-term investment	—	US$	538	N/A	US$	513
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	3,486	N/A	US$	3,421
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	1,992	N/A	US$	1,983
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	4,900	N/A	US$	4,891
	Metropolitan Life Global Mtn	—	Short-term investment	—	US$	1,907	N/A	US$	1,894
	Monumental Global Fdg II	—	Short-term investment	—	US$	1,534	N/A	US$	1,476
	Monumental Global Fdg II 2002A	—	Short-term investment	—	US$	1,045	N/A	US$	1,005
	Morgan Stanley	—	Short-term investment	—	US$	2,144	N/A	US$	2,142
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	4,507	N/A	US$	4,432
	National City Corp.	—	Short-term investment	—	US$	3,426	N/A	US$	3,378
	National Westminster Bk Plc	—	Short-term investment	—	US$	1,433	N/A	US$	1,355
	Nationwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,463
	Nationwide Bldg Soc Mtn	—	Short-term investment	—	US$	3,000	N/A	US$	3,001
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	1,463	N/A	US$	1,459
	Pepsico Inc. Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,678
	Pnc Fdg Corp.	—	Short-term investment	—	US$	1,080	N/A	US$	1,029
	Popular North Amer Inc. Mtn	—	Short-term investment	—	US$	3,042	N/A	US$	2,931
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,789
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	Pricoa Global Fdg 1 Mtn	—	Short-term investment	—	US$	3,500	N/A	US$	3,502
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,903
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,523
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,774	N/A	US$	2,704
	Public Svc Elec Gas Co.	—	Short-term investment	—	US$	3,225	N/A	US$	3,184
	Regions Finl Corp. New	—	Short-term investment	—	US$	2,397	N/A	US$	2,378
	Reinsurance Group Amer Inc.	—	Short-term investment	—	US$	2,091	N/A	US$	2,012
	Royal Bk Scotland Group Plc	—	Short-term investment	—	US$	1,563	N/A	US$	1,489
	Safeco Corp.	—	Short-term investment	—	US$	765	N/A	US$	730
	Santander US Debt S A Uniperso	—	Short-term investment	—	US$	4,998	N/A	US$	4,974
	Sara Lee Corp.	—	Short-term investment	—	US$	1,596	N/A	US$	1,527
	Sbc Communications Inc.	—	Short-term investment	—	US$	1,776	N/A	US$	1,713
	Sbc Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,515
	Scotland Intl Fin B V 144a	—	Short-term investment	—	US$	1,533	N/A	US$	1,446
	Slm Corp.	—	Short-term investment	—	US$	500	N/A	US$	496
	Slm Corp. Medium Term Nts	—	Short-term investment	—	US$	2,950	N/A	US$	2,922
	Sp Powerassests Ltd. Global	—	Short-term investment	—	US$	991	N/A	US$	971
	St Paul Cos Inc. Mtn Bk Ent	—	Short-term investment	—	US$	2,661	N/A	US$	2,593
	Suntrust Bks Inc.	—	Short-term investment	—	US$	1,062	N/A	US$	1,014
	Swedbank Sparbanken Svenge Ab	—	Short-term investment	—	US$	1,084	N/A	US$	1,021
	Tiaa Global Mkts Inc.	—	Short-term investment	—	US$	519	N/A	US$	501
	Tribune Co. Med Trm Nts	—	Short-term investment	—	US$	2,943	N/A	US$	2,838
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,015
	US Bk Natl Assn Cincinnati Oh	—	Short-term investment	—	US$	2,669	N/A	US$	2,678
	Virginia Elec + Pwr Co.	—	Short-term investment	—	US$	2,884	N/A	US$	2,702
	Vodafone Group Plc New	—	Short-term investment	—	US$	2,559	N/A	US$	2,505
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,511
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	1,043	N/A	US$	1,007
	Washington Mut Inc.	—	Short-term investment	—	US$	4,735	N/A	US$	4,539
	Washington Post Co.	—	Short-term investment	—	US$	3,182	N/A	US$	3,023
	Wells Fargo + Co. New	—	Short-term investment	—	US$	3,697	N/A	US$	3,520
	Westfield Cap Corp. Ltd.	—	Short-term investment	—	US$	1,999	N/A	US$	2,007
	Wps Resources Corp.	—	Short-term investment	—	US$	1,107	N/A	US$	1,074
	Formosa Petrochemical Corporation		Short -term investment	—		$311,568	N/A		$301,946
	Taiwan Power Company		Long term investment	—		3,263,348	N/A		3,263,232
	Nan Ya Plastics Corporation		Long term investment	—		2,150,842	N/A		2,152,156
	China Steel Corporation		Long term investment	—		1,010,532	N/A		1,010,657
	Formosa Petrochemical Corporation		Long term investment	—		791,963	N/A		791,771
	Chinese Petroleum Corporation		Long term investment	—		705,436	N/A		704,878
	Far Eastone Telecommunications Co. Ltd.		Long term investment	—		300,026	N/A		300,001
	Formosa Plastics Corporation		Long term investment	—		268,855	N/A		270,086
	Formosa Chemicals & Fiber Corporation		Long term investment	—		134,369	N/A		137,529
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	Agency bonds
	Fed Hm Ln Pc Pool 1H2520	—	Short-term investment	—	US$	3,753	N/A	US$	3,743
	Fed Hm Ln Pc Pool 1H2524	—	Short-term investment	—	US$	2,861	N/A	US$	2,838
	Fed Hm Ln Pc Pool 781959		Short-term investment		US$	7,112	N/A	US$	7,123
	Fed Hm Ln Pc Pool E89857	—	Short-term investment	—	US$	1,980	N/A	US$	1,923
	Fed Hm Ln Pc Pool G11295	—	Short-term investment	—	US$	1,753	N/A	US$	1,703
	Federal Home Ln Mtg		Short-term investment		US$	3,848	N/A	US$	3,834
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	887	N/A	US$	882
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,454	N/A	US$	3,406
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,954	N/A	US$	3,945
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,096	N/A	US$	5,977
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,280	N/A	US$	3,185
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,098	N/A	US$	4,102
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,905	N/A	US$	9,898
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,902	N/A	US$	4,843
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,755	N/A	US$	3,735
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	3,696	N/A	US$	3,668
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	110	N/A	US$	109
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	1,930	N/A	US$	1,887
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,030	N/A	US$	3,992
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,051	N/A	US$	4,000
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	1,668	N/A	US$	1,626
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	3,659	N/A	US$	3,655
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	445	N/A	US$	432
	Fnma Pool 254507	—	Short-term investment	—	US$	2,286	N/A	US$	2,240
	Fnma Pool 254834	—	Short-term investment	—	US$	1,750	N/A	US$	1,729
	Fnma Pool 255883	—	Short-term investment	—	US$	3,771	N/A	US$	3,762
	Fnma Pool 685116	—	Short-term investment	—	US$	842	N/A	US$	817
	Fnma Pool 687863	—	Short-term investment	—	US$	3,570	N/A	US$	3,565
	Fnma Pool 696485	—	Short-term investment	—	US$	4,175	N/A	US$	4,167
	Fnma Pool 725095	—	Short-term investment	—	US$	1,562	N/A	US$	1,516
	Fnma Pool 730033	—	Short-term investment	—	US$	1,793	N/A	US$	1,771
	Fnma Pool 740934	—	Short-term investment	—	US$	1,775	N/A	US$	1,753
	Fnma Pool 790828	—	Short-term investment	—	US$	3,504	N/A	US$	3,407
	Fnma Pool 793025	—	Short-term investment	—	US$	3,306	N/A	US$	3,245
	Fnma Pool 793932	—	Short-term investment	—	US$	764	N/A	US$	742
	Fnma Pool 794040	—	Short-term investment	—	US$	940	N/A	US$	912
	Fnma Pool 795548	—	Short-term investment	—	US$	623	N/A	US$	610
	Fnma Pool 806642	—	Short-term investment	—	US$	1,573	N/A	US$	1,544
	Fnma Pool 815626	—	Short-term investment	—	US$	3,622	N/A	US$	3,625
	Fnma Pool 816594	—	Short-term investment	—	US$	2,657	N/A	US$	2,630
	Fnma Pool 825395	—	Short-term investment	—	US$	3,265	N/A	US$	3,229
	Fnma Pool 825398	—	Short-term investment	—	US$	4,949	N/A	US$	4,889
	Fnma Pool 841069	—	Short-term investment	—	US$	3,673	N/A	US$	3,649
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	Gnma II Pool 081150	—	Short-term investment	—	US$	813	N/A	US$	796
	Gnma II Pool 081153	—	Short-term investment	—	US$	2,956	N/A	US$	2,884
	Federal Farm Cr Bks	—	Short-term investment	—	US$	3,985	N/A	US$	3,936
	Federal Home Ln Bank	—	Short-term investment	—	US$	3,962	N/A	US$	3,962
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,110	N/A	US$	6,083
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,454	N/A	US$	2,483
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,990	N/A	US$	2,991
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,932	N/A	US$	3,929
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,997	N/A	US$	4,966
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,962	N/A	US$	2,949
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,927	N/A	US$	4,896
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,976	N/A	US$	3,951
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,136	N/A	US$	4,103
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,939	N/A	US$	4,865
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,886	N/A	US$	7,977
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,233	N/A	US$	2,217
	Federal Home Ln Bks	—	Short-term investment	—	US$	8,672	N/A	US$	8,672
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,965	N/A	US$	4,926
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,808	N/A	US$	4,816
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,558	N/A	US$	7,499
	Federal Home Ln Bks	—	Short-term investment	—	US$	8,594	N/A	US$	8,524
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,024	N/A	US$	2,980
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,972	N/A	US$	3,949
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,887	N/A	US$	7,759
	Federal Home Ln Bks	—	Short-term investment	—	US$	19,846	N/A	US$	19,832
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,908	N/A	US$	6,901
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,098	N/A	US$	5,895
	Federal Home Ln Bks	—	Short-term investment	—	US$	9,134	N/A	US$	9,008
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,379	N/A	US$	3,304
	Federal Home Ln Bks	—	Short-term investment	—	US$	1,042	N/A	US$	1,001
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,532	N/A	US$	2,419
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,388	N/A	US$	3,412
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,997	N/A	US$	9,778
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,980	N/A	US$	6,935
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	5,929	N/A	US$	5,941
	Federal Home Ln Mtg Corp. Mtn	—	Short-term investment	—	US$	4,930	N/A	US$	4,883
	Federal Home Loan Bank	—	Short-term investment	—	US$	3,475	N/A	US$	3,462
	Federal Home Loan Mtg Assn	—	Short-term investment	—	US$	4,847	N/A	US$	4,859
	Federal Home Loan Mtg Corp.	—	Short-term investment	—	US$	4,903	N/A	US$	4,893
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,921	N/A	US$	4,897
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	7,892	N/A	US$	7,889
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,943	N/A	US$	4,936
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	8,971	N/A	US$	8,935
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,430	N/A	US$	4,339
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	17,888	N/A	US$	17,753
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,928	N/A	US$	5,873
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	7,926	N/A	US$	7,852
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	9,758	N/A	US$	9,772
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	15,787	N/A	US$	15,791
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	7,000	N/A	US$	6,919
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	2,876	N/A	US$	2,888
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	2,866	N/A	US$	2,870
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	5,740	N/A	US$	5,643

	Corporate issued asset-backed securities
	American Home Mtg Invt Tr	—	Short-term investment	—	US$	411	N/A	US$	411
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	1,034	N/A	US$	1,014
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	2,000	N/A	US$	1,977
	Americredit Automobile Receiva	—	Short-term investment	—	US$	5,000	N/A	US$	4,971
	Americredit Automobile Receivb	—	Short-term investment	—	US$	4,949	N/A	US$	4,894
	Atlantic City Elc Trns Fdg LLC	—	Short-term investment	—	US$	680	N/A	US$	668
	Banc Amer Coml Mtg Inc.	—	Short-term investment	—	US$	4,462	N/A	US$	4,362
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	3,990
	Bank Of Amer Lease Equip Tr	—	Short-term investment	—	US$	2,986	N/A	US$	2,932
	Bear Stearns Alt A Tr	—	Short-term investment	—	US$	958	N/A	US$	958
	Bear Stearns Arm Tr	—	Short-term investment	—	US$	1,947	N/A	US$	1,952
	Bear Stearns Coml Mtg Secs Inc	—	Short-term investment	—	US$	6,350	N/A	US$	6,350
	California Infrastructure Dev	—	Short-term investment	—	US$	864	N/A	US$	839
	Capital Auto Receivables Asset	—	Short-term investment	—	US$	1,588	N/A	US$	1,566
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	2,650	N/A	US$	2,612
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,999
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	4,957	N/A	US$	4,863
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	3,974	N/A	US$	3,941
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	2,999	N/A	US$	2,974
	Capital One Prime Auto Receiv	—	Short-term investment	—	US$	2,800	N/A	US$	2,781
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	4,453	N/A	US$	4,390
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	8,219	N/A	US$	8,142
	Cendant Rent Car Fdg Aesop LLC	—	Short-term investment	—	US$	11,626	N/A	US$	11,400
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,476
	Cit Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,941
	Citibank Cr Card Issuance Tr	—	Short-term investment	—	US$	9,782	N/A	US$	9,753
	Citicorp Mtg Secs	—	Short-term investment	—	US$	1,025	N/A	US$	1,017
	Cnh Equip Tr	—	Short-term investment	—	US$	5,000	N/A	US$	4,922
	Comm	—	Short-term investment	—	US$	1,383	N/A	US$	1,384
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	1,296	N/A	US$	1,282
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	1,480	N/A	US$	1,470
	Cwabs Inc.	—	Short-term investment	—	US$	636	N/A	US$	636
	Cwabs Inc.	—	Short-term investment	—	US$	2,005	N/A	US$	2,007
	Cwabs Inc.	—	Short-term investment	—	US$	4,287	N/A	US$	4,289
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	Cwalt Inc.	—	Short-term investment	—	US$	1,143	N/A	US$	1,133
	Cwmbs Inc.	—	Short-term investment	—	US$	1,255	N/A	US$	1,230
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	1,261	N/A	US$	1,260
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,709	N/A	US$	4,658
	Deere John Owner Tr	—	Short-term investment	—	US$	2,501	N/A	US$	2,460
	Drive Auto Receivables Tr		Short-term investment	—	US$	3,200	N/A	US$	3,214
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,976
	First Horizon Abs Tr	—	Short-term investment	—	US$	999	N/A	US$	1,001
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	2,710	N/A	US$	2,580
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,908	N/A	US$	10,789
	Granite Mtgs Plc	—	Short-term investment	—	US$	4,447	N/A	US$	4,447
	Gs Auto Ln Tr	—	Short-term investment	—	US$	1,899	N/A	US$	1,913
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	1,533	N/A	US$	1,515
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	5,999	N/A	US$	5,811
	Hertz Vehicle Financing LLC	—	Short-term investment	—	US$	5,350	N/A	US$	5,350
	Holmes Fing No 8 Plc	—	Short-term investment	—	US$	5,001	N/A	US$	5,003
	Household Automotive Tr	—	Short-term investment	—	US$	5,872	N/A	US$	5,843
	Hsbc Automotive Tr		Short-term investment	—	US$	2,999	N/A	US$	2,993
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	6,442	N/A	US$	6,330
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,250	N/A	US$	3,204
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,999	N/A	US$	3,926
	Impac Cmb Tr	—	Short-term investment	—	US$	638	N/A	US$	638
	Impac Cmb Tr	—	Short-term investment	—	US$	534	N/A	US$	534
	Impac Secd Assets Corp.	—	Short-term investment	—	US$	880	N/A	US$	880
	Lb Ubs Coml Mtg Tr	—	Short-term investment	—	US$	4,001	N/A	US$	3,955
	Long Beach Accep Auto Receivab	—	Short-term investment	—	US$	2,526	N/A	US$	2,477
	Massachusetts Rrb Spl Purp Tr	—	Short-term investment	—	US$	3,900	N/A	US$	3,837
	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	206	N/A	US$	206
	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	3,499	N/A	US$	3,503
	Mbna Master Cr Card Tr II	—	Short-term investment	—	US$	8,108	N/A	US$	7,818
	Monumentl Global Fdg II	—	Short-term investment	—	US$	1,000	N/A	US$	1,002
	National City Auto Receivables	—	Short-term investment	—	US$	914	N/A	US$	916
	Navistar Finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,863
	Nissan Auto Receivables	—	Short-term investment	—	US$	7,000	N/A	US$	6,918
	Onyx Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,866
	Pg+E Energy Recovery Fdg LLC	—	Short-term investment	—	US$	4,749	N/A	US$	4,663
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	2,202	N/A	US$	2,207
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	3,992	N/A	US$	3,918
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	4,973	N/A	US$	4,793
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	2,967	N/A	US$	2,855
	Residential Asset Sec Mtg Pass	—	Short-term investment	—	US$	3,000	N/A	US$	2,948
	Residential Asset Sec Mtg Pass	—	Short-term investment	—	US$	3,780	N/A	US$	3,704
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	2,550	N/A	US$	2,496
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	4,817	N/A	US$	4,737
	Revolving Home Equity Ln Tr	—	Short-term investment	—	US$	3,234	N/A	US$	3,235
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,209	N/A	US$	1,209
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,450	N/A	US$	1,455
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,070	N/A	US$	1,070
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	2,059	N/A	US$	2,012
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	746	N/A	US$	735
	Structured Asset Invt Ln Tr	—	Short-term investment	—	US$	856	N/A	US$	855
	Toyota Auto Receivables 2003 B	—	Short-term investment	—	US$	4,970	N/A	US$	4,892
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	3,339	N/A	US$	3,287
	TW Hotel Fdg 2005 Lc		Short-term investment	—	US$	8,197	N/A	US$	8,197
	Txu Elec Delivery Transition	—	Short-term investment	—	US$	3,103	N/A	US$	3,004
	Usaa Auto Owner Tr	—	Short-term investment	—	US$	3,718	N/A	US$	3,682
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	38	N/A	US$	38
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,955
	Washington Mut Mtg Secs Corp.	—	Short-term investment	—	US$	4,067	N/A	US$	4,026
	Wells Fargo Finl Auto Owner Tr	—	Short-term investment	—	US$	5,299	N/A	US$	5,269
	Wells Fargo Mtg Bkd Secs	—	Short-term investment	—	US$	3,661	N/A	US$	3,632
	WFS Financial Owner Trust	—	Short-term investment	—	US$	4,133	N/A	US$	4,069
	WFS Finl	—	Short-term investment	—	US$	1,311	N/A	US$	1,308
	WFS Finl 2004 2 Owner Tr	—	Short-term investment	—	US$	4,994	N/A	US$	4,905
	WFS Finl 2004 4 Owner Tr	—	Short-term investment	—	US$	5,399	N/A	US$	5,320
	WFS Finl 2005 2 Oner Tr	—	Short-term investment	—	US$	2,250	N/A	US$	2,229
	Whole Auto Ln Tr	—	Short-term investment	—	US$	1,954	N/A	US$	1,968
	Whole Auto Ln Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,941
	Whole Auto Ln Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,927
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,963	N/A	US$	5,839

	Corporate issued notes
	Canadian Imperial BK	—	Short-term investment	—	US$	1,999	N/A	US$	1,999
	Canadian Imperial BK	—	Short-term investment	—	US$	3,015	N/A	US$	3,015
	Washington Mutual	—	Short-term investment	—	US$	3,000	N/A	US$	3,000
	Money market funds

	SSGA Cash Mgmt Global Offshore	—	Short-term investment	—	US$	7,936	N/A	US$	7,936

	Equity
	Horizon Venture Fund I, L.P.	—	Long-term investment	—		$280,179	N/A		$280,179
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		54,811	N/A		54,811

Chi Cherng	TSMC stock	Parent company	Short-term investment	16,454		458,564	—		1,022,605

Hsin Ruey	TSMC stock	Parent company	Short-term investment	16,484		459,511	—		1,024,521
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
TSMC International	Stock
	TSMC Development	Subsidiary	Long-term investment	1	US$	588,685	100	US$	588,685
	TSMC Technology	Subsidiary	Long-term investment	1	US$	5,647	100	US$	5,647
	InveStar	Subsidiary	Long-term investment	18,505	US$	21,833	97	US$	21,833
	InveStar II	Subsidiary	Long-term investment	51,300	US$	33,451	97	US$	33,451

TSMC Development	WaferTech stock	Subsidiary	Long-term investment	—	US$	368,886	99	US$	368,886

InveStar	Common stock
	RichTek Technology Corp.	—	Short-term investment	838	US$	71	—	US$	3,168
	Advanced Power Electronics Corp.	—	Short-term investment	525	US$	210	2	US$	670
	SiRF Technology Holdings, Inc.	—	Short-term investment	10	US$	44	—	US$	294
	Broadtek Electronics Corp.	—	Short-term investment	29	US$	9	—	US$	12
	Monolithic Power Systems, Inc.	—	Short-term investment	1,975	US$	1,567	7	US$	28,256
	Global Testing Corp.	—	Short-term investment	58,044	US$	4,961	8	US$	9,161
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	154	4	US$	154
	Signia Technologies, Inc.	—	Long-term investment	701	US$	201	3	US$	201
	Advanced Power Electronics Corp.	—	Long-term investment	674	US$	270	2	US$	860
	Broadtek Electronics Corp.	—	Long-term investment	116	US$	37	—	US$	47
	RichTek Technology Corp.	—	Long-term investment	421	US$	36	—	US$	1,591

	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,220	9	US$	1,220
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	6	US$	125
	IP Unity, Inc.	—	Long-term investment	1,008	US$	494	3	US$	494
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$	853
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	2	US$	741

InveStar II	Common stock
	Monolithic Power Systems, Inc.	—	Short-term investment	864	US$	2,081	3	US$	12,370
	GeoVision, Inc.	—	Short-term investment	336	US$	74	1	US$	1,023
	Advanced Analogic Technology, Inc.	—	Short-term investment	484	US$	1,261	1	US$	6,969
	RichTek Technology Corp.	—	Short-term investment	386	US$	192	—	US$	1,458
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	3	US$	791
	Procoat Technology, Inc.	—	Long-term investment	5,123	US$	1,940	10	US$	1,940
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	2	US$	122
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	410	4	US$	410
	EoNEX Technologies, Inc.	—	Long-term investment	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	204	9	US$	204
	Goyatek Technology, Corp.	—	Long-term investment	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	574	5	US$	574
	EON Technology, Corp.	—	Long-term investment	3,264	US$	1,175	8	US$	1,175
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	eChannelOpen Holding, Inc.	—	Long-term investment	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	Epic Communications, Inc.	—	Long-term investment	302	US$	37	1	US$	37
	RichTek Technology Corp.	—	Long-term investment	198	US$	98	—	US$	872
	GeoVision, Inc.	—	Long-term investment	15	US$	3	—	US$	50

	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	5	US$	2,205
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	9	US$	2,000
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	28	US$	3,250
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	Alchip Technologies Limited	—	Long-term investment	2,597	US$	2,950	18	US$	2,950

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,800		$100,000	6		$100,000
	RichWave Technology Corp.	—	Long-term investment	3,380	US$	1,247	13	US$	1,247
	NetLogic Microsystems, Inc.	—	Long-term investment	113	US$	1,388	1	US$	3,051
	Quake Technologies, Inc.	—	Long-term investment	46	US$	35	—	US$	35
	Pixim, Inc.	—	Long-term investment	1,924	US$	512	4	US$	512

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	555	US$	415	1	US$	415
	Pixim, Inc.	—	Long-term investment	2,193	US$	583	—	US$	583
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	—	4	US$	—
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	1,204	US$	699	4	US$	699
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	4	US$	2,479
	Miradia, Inc.	—	Long-term investment	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	3	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	4	US$	1,000
	NuCORE Technology Inc.	—	Long-term investment	2,254	US$	1,455	2	US$	1,455
	Next IO, Inc.	—	Long-term investment	800	US$	500	2	US$	500
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Centrality Communications, Inc.	—	Long-term investment	1,325	US$	1,800	3	US$	1,800
	Britestream Networks, Inc. (Layer N Networks, Inc.)	—	Long-term investment	2,444	US$	1,172	2	US$	1,172
	Teknovus, Inc.	—	Long-term investment	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	Long-term investment	485	US$	500	6	US$	500
	Mobilygen Corporation	—	Long-term investment	1,415	US$	750	1	US$	750
(Continued)

				December 31, 2005
					Carrying Value			Market Value or
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	Net Asset Value
Held Company Name	Marketable Securities Type and Name	Company	Account	(In Thousands)	Thousands)		Ownership	(US$ in Thousands)		Note
	Warrants
	Pixim, Inc.	—	Long-term investment	242		—	—		—

Partners	Common stock
	VisEra Holding Company	—	Long-term investment	18,931	US$	19,862	50	US$	19,862

VTAF II	Common stock
	Yobon Technologies, Inc.	—	Long-term investment	1,675	US$	787	17	US$	787
	Sentelic, Corp.	—	Long-term investment	600	US$	1,022	15	US$	1,022

	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	1,032	US$	1,000	8	US$	1,000
	Tzero Technologies, Inc.	—	Long-term investment	244	US$	500	2	US$	500
	Miradia, Inc.	—	Long-term investment	1,809	US$	1,600	2	US$	1,600
	Axiom Microdevices, Inc.	—	Long-term investment	761	US$	776	2	US$	776
	Next IO, Inc.	—	Long-term investment	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	Long-term investment	1,969	US$	2,000	2	US$	2,000
	Audience, Inc.	—	Long-term investment	531	US$	102	1	US$	102
	GemFire Corporation	—	Long-term investment	600	US$	600	1	US$	600
	Optichron, Inc.	—	Long-term investment	353	US$	869	2	US$	869
	Leadtrend Technology, Inc.	—	Long-term investment	900	US$	431	5	US$	431
	Aquantia Corporation	—	Long-term investment	1,401	US$	1,150	5	US$	1,150
	Xceive Corporation	—	Long-term investment	714	US$	1,000	2	US$	1,000
	5V Technologies,Inc	—	Long-term investment	1,333	US$	1,000	—	US$	1,000
	Power Analog Microelectronics	—	Long-term investment	2,000	US$	1,500	7	US$	1,500
	Impinj,Inc	—	Long-term investment	257	US$	500	—	US$	500

	Warrants
	Aquantia Corporation	—	Long-term investment	46		$—	—		$—

GUC	Stock
	Global Unichip Corporation — NA	Subsidiary	Long-term investment	100		4,715	100		4,715
	Global Unichip Japan	Subsidiary	Long-term investment	—		2,153	100		2,153

TABLE 4
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND INVESTEES
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR END DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying		Gain (Loss)			Amount
					Shares/Units	Amount		Shares/Units	Amount		Shares/Units	Amount		Value		on Disposal		Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	(In	(US$ in		(In	(US$ In		(In	(US$ in		(US$ in		(US$ in		(In	Thousands)
Company Name	Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		Thousands)	(Note 2)
The Company	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	78,698		$1,153,209	—		$—	16,689		$250,000		$244,553		$5,447	62,009		$908,656
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	84,886		1,151,463	—		—	21,755		300,000		295,104		4,896	63,131		856,359
	Invesco R.O.C. Bond Fund	Short-term investment	INVESCO Asset Management Taiwan	—	76,705		1,101,911	—		—	76,705		1,121,779		1,101,911		19,868	—	—
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities Investment Consulting Co., Ltd.	—	80,833		900,000	—		—	11,530		130,000		128,383		1,617	69,303		771,617
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust Co., Ltd.	—	76,640		900,000	—		—	76,640		915,204		900,000		15,204	—	—
	Shinkong Chi-Shin Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	—	151,594		2,100,000	—		—	96,531		1,360,000		1,337,229		22,771	55,063		762,771
	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		249,449	—		—	—		251,784		249,449		2,335	—	—
	Government bonds
	2003 Government Bond Series A	Short-term investment	BNP and several financial institutions	—	—		1,207,409	—		—	—		1,216,500		1,207,409		9,091	—	—
	2004 Government Bond Series E	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		—	—		300,472	—		—		—		—	—		300,472
	2002 Government Bond Series B	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—	—		360,608	—		—		—		—	—		355,936
	2002 Government Bond Series F	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—	—		149,440	—		—		—		—	—		149,441
	2005 Government Bond Series A	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		—	—		2,548,689	—		—		—		—	—		2,548,977
	Kreditanstalt Fur Wiederaufbau	Short-term investment	—	—	—		—	—	US$	6,881	—		—		—		—	—	US$	6,881
	United States Treas NTS	Short-term investment	—	—	—	US$	192,357	—	US$	494,515	—	US$	637,301	US$	639,356	US$	(2,055)	—	US$	47,516
	Corporate bonds
	Taiwan Power Company	Short-term investment	China Bills Finance Corp.	—	—		$2,777,798	—		$—	—		$2,807,500		$2,777,798		$29,702	—		$—
	Formosa Petrochemical Corporation	Short-term investment	China Bills Finance Corp.	—	—		—	—		311,568	—		—		—		—	—		311,568
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—	US$	3,171	—		—	—	US$	3,086	US$	3,171	US$	(85)	—	—
	American Intl Group Inc. Mtnf	Short-term investment	—	—	—	US$	3,795	—		—	—	US$	3,793	US$	3,795	US$	(2)	—	—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—		—	—	US$	3,329	—		—		—		—	—	US$	3,329
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	US$	3,518	—		—	—	US$	3,484	US$	3,518	US$	(34)	—	—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—		—	—	US$	3,757	—		—		—		—	—	US$	3,757
	Bear Stearns Cos Inc. Medium Te	Short-term investment	—	—	—	US$	3,105	—		—	—	US$	3,106	US$	3,105	US$	1	—	—
	Caterpillar Finl Svcs Mtn	Short-term investment	—	—	—		—	—	US$	5,721	—		—		—		—	—	US$	5,721
	Citigroup Inc.	Short-term investment	—	—	—	US$	3,583	—		—	—	US$	3,512	US$	3,583	US$	(71)	—	—
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—	US$	3,500	US$	3,500		—	—	—
	Countrywide Finl Corp.	Short-term investment	—	—	—		—	—	US$	3,000	—	US$	3,000	US$	3,000		—	—	—
	Credit Suisse Fb USA Inc.	Short-term investment	—	—	—	US$	2,645	—	US$	4,141	—	US$	2,593	US$	2,645	US$	(52)	—	US$	4,141
	Credit Suisse First Boston USA	Short-term investment	—	—	—		—	—	US$	3,832	—	US$	3,780	US$	3,832	US$	(52)	—	—
	Deere John Cap Corp.	Short-term investment	—	—	—		—	—	US$	5,079	—		—		—		—	—	US$	5,079
	European Invt BK	Short-term investment	—	—	—		—	—	US$	3,918	—		—		—		—	—	US$	3,918
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,467	—		—	—	US$	3,432	US$	3,467	US$	(35)	—	—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,989	—		—		—		—	—	US$	3,989
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	8,862	—		—		—		—	—	US$	8,862
(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)						Ending Balance
														Carrying		Gain (Loss)		Amount
					Shares/Units	Amount		Shares/Units	Amount		Shares/Units	Amount		Value		on Disposal	Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	(In	(US$ in		(In	(US$ In		(In	(US$ in		(US$ in		(US$ in	(In	Thousands)
Company Name	Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)	Thousands)	(Note 2)
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,886	—	US$	—	—	US$	3,823	US$	3,886	US$(63)	—	US$	—
	General Re Corp.	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—	—	—	US$	3,500
	Goldman Sachs Group Inc.	Short-term investment	—	—	—		—	—	US$	4,981	—		—		—	—	—	US$	4,981
	Goldman Sachs Group Inc.	Short-term investment	—	—	—		—	—	US$	3,477	—		—		—	—	—	US$	3,477
	Goldman Sachs Group Inc. Mtn	Short-term investment	—	—	—	US$	3,505	—		—	—	US$	3,506	US$	3,505	US$1	—	—
	Hancock John Global Fdg II Mtn	Short-term investment	—	—	—		—	—	US$	3,566	—		—		—	—	—	US$	3,566
	Hbos Plc Medium Term Sr Nts	Short-term investment	—	—	—		—	—	US$	3,201	—		—		—	$—	—	US$	3,201
	Household Fin Corp. Mtn Bk Ent	Short-term investment	—	—	—	US$	3,542	—		—	—	US$	3,488	US$	3,542	US$(54)	—	—
	HSBC Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	7,894	—	US$	2,780	US$	2,797	US$(17)	—	US$	5,097
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	US$	3,012	—		—	—	US$	3,008	US$	3,012	US$(4)	—	—
	International Business Machs	Short-term investment	—	—	—		—	—	US$	7,247	—	US$	4,994	US$	4,998	US$(4)	—	US$	2,249
	Intl Lease Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,028	—		—		—	—	—	US$	3,028
	JP Morgan Chase + Co.	Short-term investment	—	—	—		—	—	US$	3,406	—		—		—	—	—	US$	3,406
	Key Bk Na Med Term Nts Bk Entr	Short-term investment	—	—	—		—	—	US$	4,450	—		—		—	—	—	US$	4,450
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	US$	3,705	—		—	—	US$	3,511	US$	3,705	US$(194)	—	—
	Merrill Lynch + Co. Inc.	Short-term investment	—	—	—		—	—	US$	4,900	—		—		—	—	—	US$	4,900
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	US$	1,050	—	US$	4,507	—	US$	1,022	US$	1,050	US$(28)	—	US$	4,507
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	US$	3,638	—		—	—	US$	3,571	US$	3,638	US$(67)	—	—
	National City Corp.	Short-term investment	—	—	—		—	—	US$	3,426	—		—		—	—	—	US$	3,426
	Nationsbank Corp.	Short-term investment	—	—	—	US$	3,644	—		—	—	US$	3,522	US$	3,644	US$(122)	—	—
	Nationwide Bldg Soc Mtn	Short-term investment	—	—	—		—	—	US$	3,000	—		—		—	—	—	US$	3,000
	Ppg Inds Inc.	Short-term investment	—	—	—		—	—	US$	3,571	—		—		—	—	—	—
	Pricoa Global Fdg 1 Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—	—	—	US$	3,500
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	US$	3,050	—		—	—	US$	3,052	US$	3,050	US$2	—	—
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	US$	3,507	—		—	—	US$	3,510	US$	3,507	US$3	—	—
	Principal Life Global Fdg I Gl	Short-term investment	—	—	—	US$	3,168	—		—	—	US$	3,049	US$	3,168	US$(119)	—	—
	Public Svc Elec Gas Co.	Short-term investment	—	—	—		—	—	US$	3,225	—		—		—	—	—	US$	3,225
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	US$	3,160	—		—	—	US$	3,046	US$	3,160	US$(114)	—	—
	Santander Us Debt S A Uniperso	Short-term investment	—	—	—		—	—	US$	4,998	—		—		—	—	—	US$	4,998
	Wachovia Corp.	Short-term investment	—	—	—	US$	3,720	—		—	—	US$	3,568	US$	3,720	US$(152)	—	—
	Washington Mut Fin Corp.	Short-term investment	—	—	—	US$	4,768	—		—	—	US$	3,591	US$	3,725	US$(134)	—	US$	1,043
	Taiwan Power Company	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		$915,276	—		$2,967,681	—		$600,000		$600,000	$—	—		$3,263,348
	Nan Ya Plastics Corporation	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		407,526	—		1,883,901	—		132,000		132,000	—	—		2,150,842
	Agency bonds
	Federal Farm Cr Bks	Short-term investment	—	—	—		—	—	US$	3,985	—		—		—	—	—	US$	3,985
	Federal Home Ln Bank	Short-term investment	—	—	—		—	—	US$	3,962	—		—		—	—	—	US$	3,962
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	6,110	—		—		—	—	—	US$	6,110
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	4,948	—		—	—	US$	4,947	US$	4,948	US$(1)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,962	—		—	—	US$	4,954	US$	4,972	US$(18)	—	US$	2,990
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	13,953	—		—	—	US$	13,888	US$	13,953	US$(65)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	3,932	—		—		—	—	—	US$	3,932
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	13,981	—		—	—	US$	13,906	US$	13,981	US$(75)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	13,983	—		—	—	US$	13,865	US$	13,983	US$(118)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,042	—		—	—	US$	6,946	US$	7,042	US$(96)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,014	—		—	—	US$	6,883	US$	7,014	US$(131)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,136	—		—		—	—	—	US$	4,136
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,939	—		—		—	—	—	US$	4,939
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	7,886	—		—		—	—	—	US$	7,886
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	8,672	—		—		—	—	—	US$	8,672
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,018	—	US$	3,960	—	US$	10,863	US$	10,978	US$(115)	—	—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,965	—		—		—	—	—	US$	4,965
(Continued)

					Beginning Balance		Acquisition		Disposal (Note 1)				Ending Balance
											Carrying	Gain (Loss)		Amount
					Shares/Units	Amount	Shares/Units	Amount	Shares/Units	Amount	Value	on Disposal	Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	(In	(US$ in	(In	(US$ In	(In	(US$ in	(US$ in	(US$ in	(In	Thousands)
Company Name	Name	Account	Counter-party	Relationship	Thousands)	Thousands)	Thousands)	Thousands)	Thousands)	Thousands)	Thousands)	Thousands)	Thousands)	(Note 2)
	Federal Home Ln Bks	Short-term investment	—	—	—	US$—	—	US$4,808	—	US$—	US$—	US$—	—	US$4,808
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$7,558	—	—	—	—	—	US$7,558
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$8,594	—	—	—	—	—	US$8,594
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$3,024	—	—	—	—	—	US$3,024
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$3,972	—	—	—	—	—	US$3,972
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$7,887	—	—	—	—	—	US$7,887
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$19,846	—	—	—	—	—	US$19,846
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$6,908	—	—	—	—	—	US$6,908
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$9,134	—	—	—	—	—	US$9,134
	Federal Home Ln Bks	Short-term investment	—	—	—	—	—	US$3,379	—	—	—	—	—	US$3,379
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	US$4,933	—	—	—	US$4,960	US$4,933	US$27	—	—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	US$4,953	—	—	—	US$4,938	US$4,953	US$(15)	—	—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$6,925	—	US$6,931	US$6,925	US$6	—	—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	US$6,978	—	—	—	US$6,926	US$6,978	US$(52)	—	—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$6,980	—	—	—	—	—	US$6,980
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$5,929	—	—	—	—	—	US$5,929
	Federal Home Loan Bank	Short-term investment	—	—	—	—	—	US$3,475	—	—	—	—	—	US$3,475
	Federal Home Loan Corp.	Short-term investment	—	—	—	—	—	US$7,989	—	US$7,928	US$7,989	US$(61)	—	—
	Federal Home Loan Mtg Corp.	Short-term investment	—	—	—	US$4,903	—	US$9,819	—	US$9,798	US$9,819	US$(21)	—	US$4,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$3,466	—	—	—	US$3,485	US$3,466	US$19	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$6,903	—	—	—	US$6,943	US$6,903	US$40	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$5,270	—	—	—	US$5,247	US$5,270	US$(23)	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$6,940	—	—	—	US$6,937	US$6,940	US$(3)	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$4,981	—	—	—	US$4,953	US$4,981	US$(28)	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,921	—	—	—	—	—	US$4,921
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$7,892	—	—	—	—	—	US$7,892
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$5,337	—	US$5,300	US$5,337	US$(37)	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$6,997	—	—	—	US$6,956	US$6,997	US$(41)	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,943	—	—	—	—	—	US$4,943
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$14,952	—	US$5,964	US$5,981	US$(17)	—	US$8,971
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,430	—	—	—	—	—	US$4,430
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,061	—	US$4,041	US$4,061	US$(20)	—	—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$17,888	—	—	—	—	—	US$17,888
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$5,928	—	—	—	—	—	US$5,928
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$7,926	—	—	—	—	—	US$7,926
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—	—	US$9,758	—	—	—	—	—	US$9,758
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—	—	—	US$5,740	—	—	—	—	—	US$5,740
	Freddie Mac	Short-term investment	—	—	—	US$4,929	—	—	—	US$4,931	US$4,929	US$2	—	—
	Fed Hm Ln Pc Pool 1H2520	Short-term investment	—	—	—	—	—	US$3,961	—	—	—	—	—	US$3,753
	Fed Hm Ln Pc Pool 781959	Short-term investment	—	—	—	—	—	US$7,913	—	—	—	—	—	US$7,112
	Fed Hm Ln Pc Pool 847290	Short-term investment	—	—	—	—	—	US$4,173	—	US$4,170	US$4,173	US$(3)	—	—
	Federal Home Ln Mtg	Short-term investment	—	—	—	—	—	US$3,958	—	—	—	—	—	US$3,848
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$3,954	—	—	—	—	—	US$3,954
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$4,154	—	—	—	—	—	US$4,098
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$9,955	—	—	—	—	—	US$9,905
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$5,389	—	—	—	—	—	US$4,902
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	—	—	US$3,930	—	—	—	—	—	US$3,755
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$3,918	—	—	—	—	—	US$3,696
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,030	—	—	—	—	—	US$4,030
	Federal Natl Mtg Assn	Short-term investment	—	—	—	—	—	US$4,051	—	—	—	—	—	US$4,051
	Federal Natl Mtg Assn Gtd	Short-term investment	—	—	—	—	—	US$3,892	—	—	—	—	—	US$3,659
	Fnma Pool 255883	Short-term investment	—	—	—	—	—	US$3,827	—	—	—	—	—	US$3,771
	Fnma Pool 687863	Short-term investment	—	—	—	—	—	US$3,848	—	—	—	—	—	US$3,570
	Fnma Pool 696485	Short-term investment	—	—	—	—	—	US$4,345	—	—	—	—	—	US$4,175
	Fnma Pool 793025	Short-term investment	—	—	—	—	—	US$3,915	—	—	—	—	—	US$3,306
	Fnma Pool 815626	Short-term investment	—	—	—	—	—	US$3,663	—	—	—	—	—	US$3,622
(Continued)

					Beginning Balance		Acquisition			Disposal (Note 1)			Ending Balance
											Carrying	Gain (Loss)		Amount
					Shares/Units	Amount	Shares/Units	Amount	Shares/Units	Amount	Value	on Disposal	Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	(In	(US$ in	(In	(US$ In	(In	(US$ in	(US$ in	(US$ in	(In	Thousands)
Company Name	Name	Account	Counter-party	Relationship	Thousands)	Thousands)	Thousands)	Thousands)	Thousands)	Thousands)	Thousands)	Thousands)	Thousands)	(Note 2)
	Fnma Pool 825395	Short-term investment	—	—	—	—	—	US$3,417	—	—	—	—	—	US$3,265
	Fnma Pool 825398	Short-term investment	—	—	—	—	—	US$5,246	—	—	—	—	—	US$4,949
	Fnma Pool 841069	Short-term investment	—	—	—	—	—	US$3,966	—	—	—	—	—	US$3,673

Corporate issued asset — backed securities
	Aesop Fdg II LLC	Short-term investment	—	—	—	US$4,955	—	—	—	US$4,958	US$4,955	US$3	—	—
	American Express Cr Account Ma	Short-term investment	—	—	—	US$3,445	—	—	—	US$3,428	US$3,445	US$(17)	—	—
	Americredit Automobile Receiv	Short-term investment	—	—	—	—	—	US$5,000	—	—	—	—	—	US$5,000
	Bear Stearns Coml Mtg Secs Inc.	Short-term investment	—	—	—	—	—	US$6,350	—	—	—	—	—	US$6,350
	BMW Ven Owner Tr	Short-term investment	—	—	—	US$4,978	—	—	—	US$4,874	US$4,907	US$(33)	—	—
	California Infr + Economic Dev	Short-term investment	—	—	—	US$4,298	—	—	—	US$4,153	US$4,298	US$(145)	—	—
	California Infras + Economic	Short-term investment	—	—	—	US$6,126	—	—	—	US$5,103	US$5,228	US$(125)	—	—
	Capital One Multi Asset Execut	Short-term investment	—	—	—	—	—	US$3,974	—	—	—	—	—	US$3,974
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	US$10,008	—	—	—	US$4,943	US$5,009	US$(66)	—	US$4,453
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	—	—	US$8,219	—	—	—	—	—	US$8,219
	Cendant Rent Car Fdg Aesop LLC	Short-term investment	—	—	—	—	—	US$11,626	—	—	—	—	—	US$11,626
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	US$4,959	—	—	—	US$4,948	US$4,959	US$(11)	—	—
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	—	—	US$9,782	—	—	—	—	—	US$9,782
	Cwabs Inc.	Short-term investment	—	—	—	US$1,903	—	US$1,865	—	US$3,440	US$3,435	US$5	—	—
	Cwmbs Inc.	Short-term investment	—	—	—	US$4,040	—	—	—	US$3,479	US$3,492	US$(13)	—	—
	Cwmbs Inc.	Short-term investment	—	—	—	—	—	US$4,040	—	US$3,842	US$3,823	US$(19)	—	—
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	US$4,897	—	—	—	US$4,873	US$4,897	US$(24)	—	—
	Drive Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$3,200	—	—	—	—	—	US$3,200
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	US$5,011	—	—	—	US$5,007	US$5,011	US$(4)	—	—
	Hertz Vehicle Financing LLC	Short-term investment	—	—	—	—	—	US$5,350	—	—	—	—	—	US$5,350
	Honda Auto Receivables	Short-term investment	—	—	—	US$5,000	—	—	—	US$4,984	US$5,000	US$(16)	—	—
	Household Automotive Tr	Short-term investment	—	—	—	—	—	US$8,352	—	—	—	—	—	US$5,872
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$3,250	—	—	—	—	—	US$3,250
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—	—	—	US$3,999	—	—	—	—	—	US$3,999
	Lb Ubs Coml Mtg Tr	Short-term investment	—	—	—	—	—	US$4,243	—	—	—	—	—	US$4,001
	Massachusetts Rrb Spl Purp Tr	Short-term investment	—	—	—	—	—	US$3,900	—	—	—	—	—	US$3,900
	Mastr Asset Backed Secs Tr	Short-term investment	—	—	—	—	—	US$3,825	—	—	—	—	—	US$206
	Mastr Asset Backed Secs Tr	Short-term investment	—	—	—	—	—	US$3,499	—	—	—	—	—	US$3,499
	Mbna Cr Card Master Nt Tr	Short-term investment	—	—	—	—	—	US$5,018	—	US$5,015	US$5,018	US$(3)	—	—
	Mbna Master Cr Card Tr II	Short-term investment	—	—	—	—	—	US$8,108	—	—	—	—	—	US$8,108
	Nissan Auto Receivables Own Tr	Short-term investment	—	—	—	US$4,999	—	—	—	US$4,989	US$4,999	US$(10)	—	—
	Nissan Auto Receivables Owner	Short-term investment	—	—	—	US$4,853	—	—	—	US$4,880	US$4,853	US$27	—	—
	Pg+E Energy Recovery Fdg LLC	Short-term investment	—	—	—	—	—	US$4,749	—	—	—	—	—	US$4,749
	Prime Cr Card Master Tr	Short-term investment	—	—	—	—	—	US$4,080	—	—	—	—	—	—
	Residential Asset Sec Mtg Pass	Short-term investment	—	—	—	—	—	US$3,780	—	—	—	—	—	US$3,780
	Residential Fdg Mtg Secs I Inc.	Short-term investment	—	—	—	—	—	US$5,589	—	—	—	—	—	US$4,817
	Revolving Home Equity Ln Tr	Short-term investment	—	—	—	—	—	US$5,000	—	—	—	—	—	US$3,234
	Sequoia Mtg Tr	Short-term investment	—	—	—	—	—	US$4,560	—	US$4,026	US$4,026	—	—	—
	Sequoia Mtg Tr	Short-term investment	—	—	—	—	—	US$3,500	—	US$2,813	US$2,810	US$3	—	—
	TW Hotel Fdg 2005 LLC	Short-term investment	—	—	—	—	—	US$8,197	—	—	—	—	—	US$8,197
	Txu Elec Delivery Transition	Short-term investment	—	—	—	US$7,736	—	—	—	US$3,470	US$3,491	US$(21)	—	US$3,103
	Usaa Auto Owner Tr	Short-term investment	—	—	—	—	—	US$3,718	—	—	—	—	—	US$3,718
	Usaa Auto Owner Tr	Short-term investment	—	—	—	US$4,000	—	—	—	US$3,995	US$4,000	US$(5)	—	—
	Washington Mut Mtg Secs Corp.	Short-term investment	—	—	—	US$-	—	US$4,365	—	US$-	US$-	US$-	—	US$4,067
	Wells Fargo Finl Auto Owner Tr	Short-term investment	—	—	—	—	—	US$5,299	—	—	—	—	—	US$5,299
	Wells Fargo Mtg Bkd Secs	Short-term investment	—	—	—	—	—	US$4,014	—	—	—	—	—	US$3,661
	Whole Auto Ln Tr	Short-term investment	—	—	—	US$5,967	—	—	—	US$5,973	US$5,967	US$6	—	—
Partners	VisEra Holding Company	Long-term investment	—	—	—	—	18,931	US$18,931	—	—	—	—	18,931	US$19,862
Note1: The proceeds of bond investments matured are excluded.
Note2: The ending balance included the amortization of premium or discount on bond investments.

TABLE 5
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND INVESTEES
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchase/				Unit Price	Payment Terms
Company Name	Related Party	Nature of Relationship	Sale	Amount	% to Total	Payment Terms	(Note)	(Note)	Ending Balance	% to Total	Note
The Company	TSMC-North America	Subsidiary	Sales	$153,618,916	57	Net 30 days after invoice date	—	—	$20,407,621	49
	Philips	Major shareholder	Sales	3,298,770	1	Net 30 days after monthly closing	—	—	573,565	1
	GUC	Investee with controlling financial interest	Sales	347,456	—	Net 30 days after monthly closing	—	—	49,046	—
	SSMC	Investee accounted for using equity method	Sales	195,253	—	Net 45 days after monthly closing	—	—	—	—
	WaferTech	Subsidiary	Purchases	11,137,313	28	Net 30 days after monthly closing	—	—	(1,133,217)	10
	SSMC	Investee accounted for using equity method	Purchases	5,729,672	15	Net 30 days after monthly closing	—	—	(485,873)	4
	VIS	Investee accounted for using equity method	Purchases	4,142,457	10	Net 30 days after monthly closing	—	—	(563,240)	5
	TSMC-Shanghai	Subsidiary	Purchases	1,405,030	4	Net 30 days after monthly closing	—	—	(274,820)	2
GUC	TSMC-North America	The same Parent	Purchases	266,372	23	Net 30 days after invoice date	—	—	(66,138)	37
Note: The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 6
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

							Amounts Received
					Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amount	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$20,606,126	43 days	$5,735,388	Accelerate demand on account receivables	$7,626,255	$—
	TSMC Technology	Indirect subsidiaries	972,563	Note	—	Accelerate demand on account receivables	—	—
	Philips	Major shareholder	573,565	64 days	45,909	Accelerate demand on account receivables	1,603	—
	VisEra	Indirect investee accounted for using equity method	374,200	Note	1,750	Accelerate demand on account receivables	5,161	—
	SSMC	Investee accounted for using equity method	149,251	Note	—	Accelerate demand on account receivables	—	—
Note: The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 7
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount		Balance as of December 31, 2005			Net Income	Investment
				December 31,	December 31,	Shares (in	Percentage of	Carrying	(Loss) of the	Gain (Loss)
Investor Company	Investee Company	Location	Main Businesses and Products	2005	2004	Thousands)	Ownership	Value (Note 1)	Investee	(Note 2)	Note
The Company	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	$31,445,780	$31,445,780	987,968	100	$23,912,812	$(549,454)	$(549,454)	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	9,187,962	—	100	9,438,856	(2,242,213)	(2,242,213)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	437,891	27	5,419,747	2,710,971	617,268	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	4,215,200	2,503,446	801,103	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,091,166	46,656	46,656	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	1,790,186	564,201	320,274	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,526,074	1,447,957	—	99	850,534	(77,208)	(76,822)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	654,509	332,412	—	98	642,479	(19,044)	(21,916)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	40,147	46	442,233	106,748	52,390	Investee over which the Company has controlling financial interest
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	94,949	2,572	2,572	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	78,139	77,196	(3,769)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	77,415	77,257	(3,806)	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	23,087	295	295	Subsidiary

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	The gains on disposal of the stocks of the Company held by subsidiaries and cash dividends from the Company are excluded.

TABLE 8
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
INFORMATION OF INVESTMENT IN MAINLAND CHINA
DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
		Total Amount		from Taiwan as			from Taiwan as				Inward
		of Paid-in		of	Investment Flows		of			Carrying Value	Remittance of
		Capital		January 1, 2005	Outflow		December 31, 2005	Percentage of	Investment	as of	Earnings as of
	Main Businesses and	(RMB in	Investment	(US$ in	(US$ in		(US$ in	Ownership in	Gain (Loss)	December 31,	December 31,
Investee Company	Products	Thousand)	Type	Thousand)	Thousand)	Inflow	Thousand)	Investment	(Note 2)	2005	2005
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367(RMB3,070,623)	(Note 1)	$9,187,962(US$276,000)	$2,992,405(US$95,000)	$—	$12,180,367(US$371,000)	100%	$(2,242,213)	$9,438,856	$—

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2005	Investment Commission, MOEA	Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)	(US$ in Thousand)
$12,180,367	$12,180,367	$12,180,367
(US$371,000)	(US$371,000)	(US$371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the audited financial statements.

Taiwan Semiconductor Manufacturing
Company Limited and Subsidiaries

Consolidated Financial Statements for the
Years Ended December 31, 2005 and 2004 and
Independent Auditors’ Report

REPRESENTATION LETTER
The entities included in the combined financial statements of Taiwan Semiconductor Manufacturing Company Limited as of and for the year ended December 31, 2005, which were prepared in conformity with the Criteria Governing the Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises, are the same as the entities included in the consolidated financial statements prepared in conformity with the revised R.O.C. Statement of Financial Accounting Standards No. 7 “Consolidated Financial Statements”. In addition, the information needed to be disclosed in the combined financial statements is included in the consolidated financial statements. Thus, Taiwan Semiconductor Manufacturing Company Limited and Subsidiaries did not prepare a separate set of combined financial statements.
Very truly yours,
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
By

MORRIS CHANG
Chairman

January 12, 2006

INDEPENDENT AUDITORS’ REPORT
The Board of Directors and Shareholders
Taiwan Semiconductor Manufacturing Company Limited
We have audited the accompanying consolidated balance sheets of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants, and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Taiwan Semiconductor Manufacturing Company Limited and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the Republic of China.

January 12, 2006
Notice to Readers
The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdiction. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.
For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Par Value)

	2005		2004
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2, 3 and 4)	$96,483,707	19	$74,302,351	15
Short-term investments, net (Notes 2 and 4)	47,399,308	9	54,107,951	11
Notes and accounts receivable	43,082,275	8	31,214,423	7
Receivables from related parties (Note 20)	693,266	—	654,377	—
Allowance for doubtful receivables (Note 2)	(980,594)	—	(982,843)	—
Allowance for sales returns and others (Note 2)	(4,317,413)	(1)	(3,342,450)	(1)
Other receivables from related parties (Note 20)	597,910	—	141,578	—
Other financial assets (Notes 2 and 24)	2,915,696	1	2,212,371	—
Inventories, net (Notes 2 and 5)	17,728,303	3	15,555,937	3
Deferred income tax assets, net (Notes 2 and 14)	7,149,306	2	8,917,986	2
Prepaid expenses and other current assets	1,503,447	—	1,667,401	—

Total current assets	212,255,211	41	184,449,082	37

LONG-TERM INVESTMENTS (Notes 2, 6, 18 and 24)
Equity method	10,287,424	2	9,143,612	2
Cost method	3,365,341	—	3,266,330	1
Long-term bonds	18,548,308	4	15,170,167	3
Other investments	10,227,000	2	10,521,740	2

Total long-term investments	42,428,073	8	38,101,849	8

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 7, 10 and 20)
Cost
Land and land improvements	851,225	—	803,508	—
Buildings	105,832,028	21	97,882,699	19
Machinery and equipment	510,922,064	98	433,130,364	87
Office equipment	9,670,611	2	8,538,225	2
Leased assets	597,669	—	566,243	—

	627,873,597	121	540,921,039	108
Accumulated depreciation	(398,124,607)	(77)	(331,253,866)	(66)
Advance payments and construction in progress	15,074,302	3	49,244,153	10

Property, plant and equipment, net	244,823,292	47	258,911,326	52

GOODWILL (Note 2)	6,010,601	1	7,115,510	1

OTHER ASSETS
Deferred charges, net (Notes 2, 8 and 23)	7,006,250	2	8,992,452	2
Deferred income tax assets, net (Notes 2 and 14)	6,788,418	1	1,649,979	—
Refundable deposits	106,802	—	106,448	—
Assets leased to others, net (Note 2)	72,879	—	78,613	—
Others (Note 2)	18,063	—	48,832	—

Total other assets	13,992,412	3	10,876,324	2

TOTAL	$519,509,589	100	$499,454,091	100

	2005		2004
	Amount	%	Amount	%
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term bank loans (Note 9)	$328,500	—	$383,004	—
Accounts payable	9,421,452	2	7,264,419	2
Payables to related parties (Note 20)	1,743,069	—	2,217,815	1
Income tax payable (Notes 2 and 14)	4,015,451	1	403,955	—
Accrued expenses and other current liabilities (Notes 2, 12, 23 and 24)	10,542,230	2	9,722,413	2
Payables to contractors and equipment suppliers	9,066,036	2	33,427,702	6
Current portion of long-term liabilities (Note 10)	5,489	—	10,500,000	2

Total current liabilities	35,122,227	7	63,919,308	13

LONG-TERM LIABILITIES
Bonds payable (Note 11)	19,500,000	4	19,500,000	4
Long-term bank loans (Note 10)	663,140	—	1,915,020	—
Other long-term payables (Note 12)	8,548,887	2	7,964,975	2
Other payables to related parties (Notes 20 and 23)	1,100,475	—	2,317,972	—
Liability under capital lease (Note 2)	597,669	—	566,243	—

Total long-term liabilities	30,410,171	6	32,264,210	6

OTHER LIABILITIES
Accrued pension cost (Notes 2 and 13)	3,474,384	1	3,101,707	1
Guarantee deposits (Note 23)	2,896,430	—	412,881	—
Deferred credits (Notes 2 and 20)	1,343,959	—	704,991	—
Others	23,710	—	9,958	—

Total other liabilities	7,738,483	1	4,229,537	1

Total liabilities	73,270,881	14	100,413,055	20

EQUITY ATTRIBUTABLE TO SHAREHOLDERS OF PARENT (Notes 2, 16, 17 and 18)
Capital stock — $10 par value
Authorized: 27,050,000 thousand shares in 2005 and 24,600,000 thousand shares in 2004
Issued: 24,730,025 thousand shares in 2005 and 23,251,964 thousand shares in 2004	247,300,246	48	232,519,637	47
Capital surplus	57,117,886	11	56,537,259	11
Retained earnings
Appropriated as legal capital reserve	34,348,208	7	25,528,007	5
Appropriated as special capital reserve	2,226,427	—	—	—
Unappropriated earnings	106,196,399	20	88,202,009	18
Others
Cumulative translation adjustments	(640,742)	—	(2,226,427)	(1)
Treasury stock (at cost) — 32,938 thousand shares in 2005 and 45,521 thousand shares in 2004	(918,075)	—	(1,595,186)	—

Total equity attributable to shareholders of the parent	445,630,349	86	398,965,299	80

MINORITY INTEREST IN SUBSIDIARIES (Note 2)	608,359	—	75,737	—

Total shareholders’ equity	446,238,708	86	399,041,036	80

TOTAL	$519,509,589	100	$499,454,091	100

The accompanying notes are an integral part of the consolidated financial statements.

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Consolidated Earnings Per Share)

	2005		2004
	Amount	%	Amount	%
GROSS SALES (Notes 2 and 20)	$271,801,696		$261,947,351

SALES RETURNS AND ALLOWANCES (Note 2)	5,236,626		4,734,733

NET SALES	266,565,070	100	257,212,618	100

COST OF SALES (Notes 15 and 20)	148,362,196	56	141,393,435	55

GROSS PROFIT	118,202,874	44	115,819,183	45

OPERATING EXPENSES (Notes 15 and 20)
Research and development	14,016,506	5	12,516,434	5
General and administrative	9,085,536	3	11,454,374	4
Sales and marketing	4,132,273	2	3,366,701	1

Total operating expenses	27,234,315	10	27,337,509	10

INCOME FROM OPERATIONS	90,968,559	34	88,481,674	35

NON-OPERATING INCOME AND GAINS
Interest (Notes 2 and 24)	3,069,435	1	1,783,693	1
Equity in earnings of equity method investees, net (Notes 2 and 6)	1,433,226	1	2,094,137	1
Settlement income (Note 22)	964,710	—	—	—
Technical service income (Notes 20 and 23)	462,624	—	423,804	—
Gain on disposal of property, plant and equipment (Note 2)	342,756	—	242,785	—
Subsidy income	321,850	—	—	—
Gain on sales of investments, net (Note 2)	—	—	914,541	—
Others (Note 20)	472,896	—	556,598	—

Total non-operating income and gains	7,067,497	2	6,015,558	2

NON-OPERATING EXPENSES AND LOSSES
Interest (Notes 2, 7 and 24)	2,662,458	1	1,454,242	1
Unrealized valuation loss on short-term investments (Note 2)	337,160	—	75,212	—
Loss on idle assets (Note 2)	131,849	—	—	—
Loss on impairment of long-term investments (Note 2)	128,900	—	350,608	—

(Continued)

	2005		2004
	Amount	%	Amount	%
Loss on disposal of property, plant and equipment and idle assets (Note 2)	$60,109	—	$131,148	—
Others	452,333	—	520,435	—

Total non-operating expenses and losses	3,772,809	1	2,531,645	1

INCOME BEFORE INCOME TAX	94,263,247	35	91,965,587	36

INCOME TAX BENEFIT (EXPENSE) (Notes 2 and 14)	(630,579)	—	363,426	—

NET INCOME	$93,632,668	35	$92,329,013	36

ATTRIBUTABLE TO:
Shareholders of the parent	$93,575,035	35	$92,316,115	36
Minority interest	57,633	—	12,898	—

	$93,632,668	35	$92,329,013	36

	2005		2004
	Income Attributable		Income Attributable
	to Shareholders of the Parent		to Shareholders of the Parent
	Before Tax	After Tax	Before Tax	After Tax
CONSOLIDATED EARNINGS PER SHARE (Note 19)
Basic earnings per share	$3.82	$3.79	$3.72	$3.73

Diluted earnings per share	$3.82	$3.79	$3.72	$3.73

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars, Except Dividends Per Share)

	Equity Attributable to Shareholders of the Parent (Notes 2, 16, 17 and 18)
				Retained Earnings				Unrealized				Minority
	Capital Stock			Legal	Special			Loss on	Cumulative			Interest in	Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Long-term	Translation	Treasury		Subsidiaries	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Investments	Adjustments	Stock	Total	(Note 2)	Equity
BALANCE, JANUARY 1, 2004	20,266,619	$202,666,189	$56,855,885	$20,802,137	$68,945	$50,229,008	$71,100,090	$(35)	$225,408	$(1,633,228)	$329,214,309	$88,999	$329,303,308

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	4,725,870	—	(4,725,870)	—	—	—	—	—	—	—
Reversal of special capital reserve	—	—	—	—	(68,945)	68,945	—	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(681,628)	(681,628)	—	—	—	(681,628)	—	(681,628)
Employees’ profit sharing — in stock	272,651	2,726,514	—	—	—	(2,726,514)	(2,726,514)	—	—	—	—	—	—
Cash dividends to preferred shareholders	—	—	—	—	—	(184,493)	(184,493)	—	—	—	(184,493)	—	(184,493)
Cash dividends to common shareholders — NT$0.60 per share	—	—	—	—	—	(12,159,971)	(12,159,971)	—	—	—	(12,159,971)	—	(12,159,971)
Stock dividends to common shareholders - NT$1.41 per share	2,837,327	28,373,267	—	—	—	(28,373,267)	(28,373,267)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(127,805)	(127,805)	—	—	—	(127,805)	—	(127,805)
Net income in 2004	—	—	—	—	—	92,316,115	92,316,115	—	—	—	92,316,115	12,898	92,329,013
Adjustment arising from changes of percentage of ownership in investees	—	—	34,059	—	—	—	—	—	—	—	34,059	—	34,059
Reversal of unrealized loss on long-term investment of investees	—	—	—	—	—	—	—	35	—	—	35	—	35
Translation adjustments	—	—	—	—	—	—	—	—	(2,451,835)	—	(2,451,835)	—	(2,451,835)
Issuance of stock from exercising stock options	87	867	2,757	—	—	—	—	—	—	—	3,624	—	3,624
Cash dividends received by subsidiaries from parent company	—	—	22,781	—	—	—	—	—	—	—	22,781	—	22,781
Treasury stock transactions — sales of parent company’s stock held by subsidiaries	—	—	1,864	—	—	—	—	—	—	38,042	39,906	—	39,906
Treasury stock repurchased by the parent company	—	—	—	—	—	—	—	—	—	(7,059,798)	(7,059,798)	—	(7,059,798)
Retirement of treasury stock	(124,720)	(1,247,200)	(380,087)	—	—	(5,432,511)	(5,432,511)	—	—	7,059,798	—	—	—
Decrease in minority interest	—	—	—	—	—	—	—	—	—	—	—	(26,160)	(26,160)

BALANCE, DECEMBER 31, 2004	23,251,964	232,519,637	56,537,259	25,528,007	—	88,202,009	113,730,016	—	(2,226,427)	(1,595,186)	398,965,299	75,737	399,041,036

Appropriations of prior year’s earnings
Legal capital reserve	—	—	—	8,820,201	—	(8,820,201)	—	—	—	—	—	—	—
Special capital reserve	—	—	—	—	2,226,427	(2,226,427)	—	—	—	—	—	—	—
Employees’ profit sharing — in cash	—	—	—	—	—	(3,086,215)	(3,086,215)	—	—	—	(3,086,215)	—	(3,086,215)
Employees’ profit sharing — in stock	308,622	3,086,215	—	—	—	(3,086,215)	(3,086,215)	—	—	—	—	—	—
Cash dividends to common shareholders — NT$2.00 per share	—	—	—	—	—	(46,504,097)	(46,504,097)	—	—	—	(46,504,097)	—	(46,504,097)
Stock dividends to common shareholders — NT$0.50 per share	1,162,602	11,626,024	—	—	—	(11,626,024)	(11,626,024)	—	—	—	—	—	—
Bonus to directors and supervisors	—	—	—	—	—	(231,466)	(231,466)	—	—	—	(231,466)	—	(231,466)
Net income in 2005	—	—	—	—	—	93,575,035	93,575,035	—	—	—	93,575,035	57,633	93,632,668
Adjustment arising from changes of percentage of ownership in investees	—	—	71,405	—	—	—	—	—	—	—	71,405	—	71,405
Translation adjustments	—	—	—	—	—	—	—	—	1,585,685	—	1,585,685	(51,795)	1,533,890
Issuance of stock from exercising stock options	6,837	68,370	202,559	—	—	—	—	—	—	—	270,929	—	270,929

(Continued)

	Equity Attributable to Shareholders of the Parent (Notes 2, 16, 17 and 18)
				Retained Earnings				Unrealized				Minority
	Capital Stock			Legal	Special			Loss on	Cumulative			Interest in	Total
	Shares (in		Capital	Capital	Capital	Unappropriated		Long-term	Translation	Treasury		Subsidiaries	Shareholders’
	Thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Investments	Adjustments	Stock	Total	(Note 2)	Equity
Cash dividends received by subsidiaries from parent company	—	$—	$84,285	$—	$—	$—	$—	$—	$—	$—	$84,285	$—	$84,285
Treasury stock transactions — sales of parent company’s stock held by subsidiaries	—	—	222,378	—	—	—	—	—	—	677,111	899,489	—	899,489
Increase in minority interest	—	—	—	—	—	—	—	—	—	—	—	526,784	526,784

BALANCE, DECEMBER 31, 2005	24,730,025	$247,300,246	$57,117,886	$34,348,208	$2,226,427	$106,196,399	$142,771,034	$—	$(640,742)	$(918,075)	$445,630,349	$608,359	$446,238,708

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(In Thousands of New Taiwan Dollars)

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net income attributable to shareholders of the parent	$93,575,035	$92,316,115
Net income attributable to minority interest	57,633	12,898
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	75,649,429	69,818,457
Deferred income taxes	(3,353,013)	(1,058,393)
Equity in earnings of equity method investees, net	(1,433,226)	(2,094,137)
Amortization of premium/discount of long-term bond investments, net	120,872	28,673
Loss on impairment of long-term investments	128,900	350,608
Gain on sales of long-term investments, net	(15,304)	(85,203)
Gain on disposal of property, plant and equipment and idle assets, net	(282,647)	(111,637)
Loss on idle assets	131,849	—
Donation of idle assets	7,207	—
Provision for pension cost	360,128	500,257
Dividends received from equity method investees	668,464	—
Changes in operating assets and liabilities:
Decrease (increase) in:
Notes and accounts receivable	(11,572,809)	(2,709,261)
Receivables from related parties	(101,915)	266,067
Allowance for doubtful receivables	(3,145)	(37,555)
Allowance for sales returns and others	974,963	1,206,607
Other receivables from related parties	(87,979)	(9,847)
Other financial assets	(469,023)	(777,100)
Inventories, net	(2,006,165)	(3,420,613)
Prepaid expenses and other current assets	183,046	(34,493)
Increase (decrease) in:
Accounts payable	2,088,582	825,815
Payables to related parties	(1,629,217)	(1,499,968)
Income tax payable	3,611,486	266,526
Accrued expenses and other current liabilities	292,568	(602,911)
Deferred credits	117,335	—

Net cash provided by operating activities	157,013,054	153,150,905

CASH FLOWS FROM INVESTING ACTIVITIES
Decrease (increase) in short-term investments, net	6,954,230	(43,554,878)
Acquisitions of:
Long-term investments	(14,675,413)	(23,054,379)
Property, plant and equipment	(79,878,724)	(81,094,557)
Proceeds from disposal of:
Long-term investments	10,533,622	165,243
Property, plant, and equipment and idle assets	480,707	1,812,633
(Continued)

	2005	2004
Increase in deferred charges	$(855,967)	$(2,405,673)
Decrease in refundable deposits	771	93,074
Decrease in other assets	741	51,604

Net cash used in investing activities	(77,440,033)	(147,986,933)

CASH FLOWS FROM FINANCING ACTIVITIES
Repayments on:
Short-term bank loans	(54,504)	—
Bonds payable	(10,500,000)	(5,000,000)
Long-term bank loans	(1,337,489)	(6,656,152)
Increase (decrease) in guarantee deposits	2,483,549	(351,008)
Cash bonus paid to employees	(3,086,215)	(681,628)
Cash dividends paid for preferred stock	—	(184,493)
Cash dividends paid for common stock	(46,419,812)	(12,137,190)
Bonus to directors and supervisors	(231,466)	(127,805)
Repurchase of treasury stock	—	(7,059,798)
Proceeds from:
Exercise of employee stock options	270,929	3,624
Disposal of treasury stock	899,489	39,906
Increase (decrease) in minority interest in subsidiaries	6,832	(26,160)

Net cash used in financing activities	(57,968,687)	(32,180,704)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	21,604,334	(27,016,732)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	348,921	(1,669,813)

EFFECT OF FIRST INCLUSION FOR CONSOLIDATION OF CERTAIN SUBSIDIARIES	228,101	—

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	74,302,351	102,988,896

CASH AND CASH EQUIVALENTS, END OF YEAR	$96,483,707	$74,302,351

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for
Interest (excluding the amount capitalized of NT$278,334 thousand in 2004, Note 7)	$2,435,827	$1,470,333

Income tax	$341,671	$389,189

Cash paid for acquisition of property, plant and equipment
Total acquisitions	$56,166,205	$113,043,552
Decrease (increase) in payables to contractors and equipment suppliers	24,361,666	(26,195,599)
Increase in other long-term payables	(649,147)	(5,913,737)
Decrease in liability under capital lease	—	160,341

	$79,878,724	$81,094,557

(Continued)

	2005	2004
NONCASH INVESTING AND FINANCING ACTIVITIES
Current portion of long-term liabilities	$5,489	$10,500,000

Current portion of other payables to related parties (classified under payables to related parties)	$693,956	$469,494

Current portion of other long-term payables (classified under accrued expenses and other current liabilities)	$869,072	$1,505,345

Reclassification of long-term investments to short-term investments	$245,587	$343,950

Reclassification of short-term investments to long-term investments	$—	$3,402,413

The accompanying notes are an integral part of the consolidated financial statements.           (Concluded)

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)
1. GENERAL
Taiwan Semiconductor Manufacturing Company Limited (TSMC), a Republic of China (R.O.C.) corporation, was incorporated as a venture among the Government of the R.O.C., acting through the Development Fund of the Executive Yuan; Philips Electronics N.V. and certain of its affiliates (Philips); and certain other private investors. On September 5, 1994, its shares were listed on the Taiwan Stock Exchange (TSE). On October 8, 1997, TSMC listed some of its shares of stock on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs).
TSMC is engaged mainly in the manufacturing, selling, packaging, testing and computer-aided designing of integrated circuits and other semiconductor devices and the manufacturing of masks.
As of December 31, 2005 and 2004, TSMC and its subsidiaries had 21,950 and 20,444 employees, respectively.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The consolidated financial statements are presented in conformity with Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C.
For the convenience of readers, the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the R.O.C. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language consolidated financial statements shall prevail.
Significant accounting policies are summarized as follows:
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of TSMC, and the accounts of investees in which TSMC’s ownership percentage is less than 50% but has a controlling interest. All significant intercompany balances and transactions are eliminated upon consolidation.
In compliance with the revised R.O.C. Statement of Financial Accounting Standards (“SFAS”) No. 7 “Consolidated Financial Statements”, the consolidated financial statements included new consolidated entities, including Global Unichip Corporation (GUC), Global Unichip Corp.-North America (GUC-NA), Global Unichip Japan Co., Ltd. (GUC-Japan) and VisEra Technology Company, Ltd. (VisEra; due to the changes in investment structure, the Company no longer had a controlling interest over VisEra in November 2005; the consolidated statement of income for the year ended December 31, 2005 included the revenue and expenses of VisEra for the ten months ended October 31, 2005); moreover, pursuant to the newly adopted standard, the Company did not retroactively restate its consolidated financial statements as of and for the year ended December 31, 2004.

The consolidated entities were as follows:

		Percentage of
		Ownership at
		December 31,
Name of Investor	Name of Investee	2005	Remark
TSMC	TSMC North America (TSMC-NA)	100%	—
	TSMC Japan K. K. (TSMC-Japan)	100%	—
	Taiwan Semiconductor Manufacturing Company Europe B.V. (TSMC-Europe)	100%	—
	TSMC (Shanghai) Company Limited (TSMC-Shanghai)	100%	—
	TSMC Partners, Ltd. (TSMC Partners)	100%	—
	TSMC International Investment Ltd. (TSMC International)	100%	—
	Chi Cherng Investment Co., Ltd. (Chi Cherng)	36%	TSMC and Hsin Ruey held in aggregate a 100% ownership of Chi Cherng. As of December 31, 2005, Chi Cherng held 16,454 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Hsin Ruey Investment Co., Ltd. (Hsin Ruey)	36%	TSMC and Chi Cherng held in aggregate a 100% ownership of Hsin Ruey. As of December 31, 2005, Hsin Ruey held 16,484 thousand common shares in TSMC (approximately 0.07% of outstanding common shares).
	Emerging Alliance Fund, L.P. (Emerging Alliance)	99.5%	—
	VentureTech Alliance Fund II, L.P. (VTAF II)	98%	—
	GUC	46%
Starting from January 1, 2005, GUC became a consolidated entity of TSMC as GUC’s president was assigned by TSMC and TSMC has control over the financial, operating and personnel hiring decisions of GUC. Please see Note 20 for significant intercompany transactions between TSMC and GUC during 2004.

(Continued)

		Percentage of
		Ownership at
Name of Investor	Name of Investee	December 31, 2005	Remark
	VisEra	—
Starting from January 1, 2005, VisEra became a consolidated entity of TSMC as VisEra’s president was assigned by TSMC and TSMC no longer had a controlling interest over the financial, operating and personnel hiring decisions of VisEra. However, due to the changes in investment structure, TSMC no longer had a controlling interest over VisEra beginning in November 2005. As a result, its revenue and expenses after October 31, 2005 were excluded from the consolidated statements of income for the year ended December 31, 2005.

TSMC International	TSMC Technology, Inc. (TSMC Technology)	100%	—
	TSMC Development, Inc. (TSMC Development)	100%	—
	InveStar Semiconductor Development Fund, Inc. (ISDF)	97%	—
	InveStar Semiconductor Development Fund, Inc. (II) LDC (ISDF II)	97%	—
TSMC Development	WaferTech, LLC (WaferTech)	99.996%	—
GUC	GUC-NA	100%	Starting from January 1, 2005, GUC-NA became a consolidated entity of TSMC as TSMC has control over GUC. TSMC did not enter into significant transactions with GUC-NA in prior years.
	GUC-Japan	100%	Starting from January 1, 2005, GUC-Japan became a consolidated entity of TSMC as TSMC has control over GUC. TSMC did not enter into significant transactions with GUC-Japan in prior years.

The following diagram presents information regarding the relationship and ownership percentages between TSMC and its consolidated investees as of December 31, 2005:
TSMC-NA is engaged in selling and marketing of integrated circuits and semiconductor devices. TSMC-Japan and TSMC-Europe are engaged mainly in marketing activities. TSMC-Shanghai is engaged in the manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers. TSMC Partners, TSMC Development, Chi Cherng and Hsin Ruey are engaged in investing activities. TSMC International is engaged in investment in companies involved in the design, manufacture, and other related business in the semiconductor industry. TSMC Technology is engaged mainly in engineering support activities. Emerging Alliance, VTAF II, ISDF and ISDF II are engaged in investing in new start-up technology companies. WaferTech is engaged in the manufacturing, selling, testing and computer-aided designing of integrated circuits and other semiconductor devices. GUC is engaged in researching, developing, manufacturing, testing and marketing of integrated circuits. GUC-NA and GUC-Japan are engaged in providing products consulting in North America and Japan.
TSMC together with its consolidated entities are hereinafter referred to collectively as the “Company”.
Minority interest in subsidiaries aforementioned is presented under minority interest in subsidiaries in the consolidated balance sheets.
Use of Estimates
The preparation of consolidated financial statements in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the R.O.C. that require management to make reasonable assumptions and estimates of matters that are inherently uncertain. The actual results may differ from management’s estimates.
Classification of Current and Noncurrent Assets and Liabilities
Current assets are those expected to be converted to cash, sold or consumed within one year from the balance sheet date. Current liabilities are obligations due on demand within one year from the balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.
Cash Equivalents
Government bonds under repurchase agreements and notes acquired with maturities less than three months from the date of purchase are classified as cash equivalents.

Short-term Investments
Short-term investments primarily consist of agency bonds, corporate bonds, asset-backed securities, bond funds, government bonds and others.
Short-term investments are recorded at historical cost and are carried at the lower of cost or market value as of the balance sheet date. An allowance for decline in value is provided and is charged to current income when the aggregate carrying amount of the investments exceeds the aggregate market value. A reversal of the allowance is recorded for a subsequent recovery of the aggregate market value.
The costs of funds and public-traded stocks sold are accounted for using the weighted-average method; whereas the costs of other securities sold are accounted for using the specific identification method.
The market value of funds is determined using the net asset value of the funds at the end of the year, and the market value of public-traded stocks is determined using the average-closing prices of the listed stocks for the last month of the year. The market value of other short-term investments is determined using the average of bid and ask prices at the end of the year.
Cash dividends are recorded as investment income in the current year.
Allowance for Doubtful Receivables
An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivables. The Company determines the amount of the allowance for doubtful receivables by examining the aging analysis of outstanding account receivables and current trends in the credit quality of its customers as well as its internal credit policies.
Revenue Recognition and Allowance for Sales Returns and Others
The Company recognizes revenue when evidence of an arrangement exists, shipment is made, price is fixed or determinable, and collectibility is reasonably assured. Revenues from the design and manufacturing of photo masks, which are used as manufacturing tools in the fabrication process, are recognized when the photo masks are qualified by customers. The Company records a provision for estimated future returns and other allowances in the period the related revenue is recorded. Provisions for estimated sales returns and other allowances are generally made based on historical experience, management’s judgment, and any known factors that would significantly affect the allowance.
Sales are determined using the fair value taking into account related sales discounts agreed to by the Company and its customers. Sales agreements typically provide that payment is due 30 days from invoice date for a majority of the customers and 30 to 45 days after the end of the month in which sales occur for some customers. Since the receivables from sales are collectible within one year and such transactions are frequent, the fair value of receivables is equivalent to the nominal amount of cash to be received.
Inventories
Inventories are stated at the lower of cost or market value. Inventories are recorded at standard cost and adjusted to the approximate weighted-average cost at the balance sheet date. Market value represents replacement cost for raw materials, supplies and spare parts, and net realizable value is used for finished goods and work in process. The Company assesses the impact of changing technology on its inventories on hand and writes off inventories that are considered obsolete. Year-end inventories are evaluated for estimated excess quantities and obsolescence based on a demand forecast within a specific time horizon, which is generally 180 days or less. Estimated losses on scrap and slow-moving items are recognized and included in the allowance for losses.

Long-term Investments
Investments in companies wherein the Company exercises significant influence on the operating and financial policy decisions are accounted for using the equity method of accounting. The Company’s share of the net income or net loss of an investee is recognized in the “equity in earnings/losses of equity method investees, net” account. When equity investments are made, the difference, if any, between the cost of the investment and the Company’s share of the investee’s net equity is amortized using the straight-line method over five years and is also recorded in the “equity in earnings/losses of equity method investees, net” account.
When the Company subscribes for additional investee shares at a percentage different from its existing ownership percentage of equity interest, the resulting carrying amount of the investment in the investee differs from the amount of the Company’s share of the investee’s net equity. The Company records such difference as an adjustment to long-term investments with the corresponding amount charged or credited to capital surplus.
Investments in companies wherein the Company does not exercise significant influence are recorded at historical cost. Cash dividends are recognized as investment income in the year received but are accounted for as reductions to the carrying amount of the investments if the dividends are received in the year of acquisition. Stock dividends are recorded as an increase in the number of shares held and do not affect investment income or the carrying amount of the investment. An allowance is recognized for any decline in the market value of investments in publicly traded stocks with readily ascertainable fair market value, with the corresponding amount recorded as an unrealized loss, a component of shareholders’ equity. A reversal of the allowance is recorded for a subsequent recovery of the market value of such investment.
Investments in mutual funds are stated at the lower of aggregate cost or net asset value. An allowance is recognized when the net asset value of the funds is lower than their cost, with the corresponding amount recorded as a reduction to shareholders’ equity. A reversal of the allowance will result from a subsequent recovery of the net asset value.
The costs of stocks and mutual funds sold are determined using the weighted-average method.
Investments in long-term bonds are stated at amortized cost. The discount or premium is amortized over the duration period using the interest method, and the amortization is recorded as an adjustment to interest income.
When investments in public-traded securities are reclassified from short-term investments to long-term investments or from long-term investments to short-term investments, the Company recognizes a loss to the extent, if any, that the market value of such investments is lower than the carrying amount and the market value at the time of reclassification becomes the new basis.
If an investee recognizes an unrealized loss on its long-term investments using the lower-of-cost-or-market method, the Company also recognizes a corresponding unrealized loss in proportion to its ownership percentage in the investee and records the amount as a component of shareholders’ equity.
When an indication of impairment is identified in an investment, the carrying amount of the investment is reduced to reflect such other-than-temporary decline, with the related impairment loss charged to current income.
Gains or losses on sales from the Company to investees accounted for using the equity method and vice versa are deferred in proportion to the Company’s ownership percentages in the investees until realized through transactions with third parties.
If an investee’s functional currency is a foreign currency, translation adjustments will result from the process of translating the investee’s financial statements into the reporting currency of the Company. Such adjustments are accumulated and reported as a separate component of shareholders’ equity.

Property, Plant and Equipment, Assets Leased to Others, Leased Assets and Idle Assets
Property, plant and equipment and assets leased to others are stated at cost less accumulated depreciation. Properties covered by agreements qualifying as capital leases are carried at the lower of the leased equipment’s market value or the present value of the minimum lease payments at the inception date of the lease, with the corresponding amount recorded as a liability under capital lease. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized. Idle assets are stated at the lower of net realizable value or book value. Significant additions, renewals and betterments incurred during the construction period are capitalized. Maintenance and repairs are expensed in the year incurred. Interest expense incurred during the purchase and construction period is also capitalized.
Depreciation is computed using the straight-line method over the following estimated service lives: land improvements — 20 years; buildings — 10 to 50 years; machinery and equipment — 3 to 10 years; office equipment — 3 to 15 years; and leased assets — 20 years.
Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation are removed from the corresponding accounts, with any gain or loss credited or charged to non-operating gains or losses in the year of sale or disposal.
Goodwill
Goodwill represents the excess of the consideration paid for acquisition over the fair market value of identifiable net assets acquired. Goodwill is amortized using the straight-line method over the estimated life of 10 years. If an event occurs or circumstances change that more likely than not reduce the fair value of goodwill below its carrying amount, an impairment loss is charged to current income. No recording of subsequent recovery in the fair value of the goodwill is allowed.
Deferred Charges
Deferred charges consist of technology license fees, software and system design costs and other charges. The amounts are amortized as follows: Technology license fees — the shorter of the estimated life of the technology or the term of the technology transfer contract; software and system design costs and other charges — 2 to 5 years. When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a future period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of amortization, as if no impairment loss had been recognized.
Pension Costs
For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts. For employees under defined benefit pension plans, pension costs are recorded based on actuarial calculations.

Income Tax
The Company uses an inter-period tax allocation method for income tax. Deferred income tax assets and liabilities are recognized for the tax effects of temporary differences, net operating loss carryforwards and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.
Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.
Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.
Income taxes on unappropriated earnings (excluding earnings from foreign consolidating subsidiaries) of 10% are expensed in the year of shareholder approval which is the year subsequent to the year the earnings are generated.
Stock-based Compensation
Employee stock option plans that are amended or have options granted on or after January 1, 2004 must be accounted for by the interpretations issued by the Accounting Research and Development Foundation. The Company adopted the intrinsic value method and any compensation cost determined using this method is charged to expense over the employee vesting period.
Treasury Stock
When TSMC repurchases its outstanding common stock, the cost of the reacquired stock is recorded as treasury stock, a reduction to shareholders’ equity. When TSMC retires treasury stock, the treasury stock account is reduced and the common stock as well as the capital surplus - additional paid-in capital are reversed on a pro rata basis. When the book value of the treasury stock exceeds the sum of the par value and additional paid-in capital, the difference is charged to capital surplus — treasury stock transactions and to retained earnings for any remaining amount. TSMC’s stock held by its subsidiaries is treated as treasury stock and reclassified from long-term investments to treasury stock. The gains resulted from the disposal of treasury stock held by the subsidiaries and cash dividends received by the subsidiaries from TSMC are recorded under capital surplus — treasury stock transactions.
Foreign-currency Transactions
Foreign currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in current income. At the end of the year, assets and liabilities denominated in foreign currencies are revalued at the prevailing exchange rates with the resulting gains or losses recognized in current income.

Derivative Financial Instruments
The Company enters into foreign currency forward contracts to manage foreign exchange exposures on foreign-currency-denominated assets and liabilities. The contracts are recorded in New Taiwan dollars at the current rate of exchange at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted forward rates are amortized over the terms of the forward contracts using the straight-line method. At the end of the year, the receivables or payables arising from forward contracts are restated using the prevailing exchange rates with the resulting differences credited or charged to income. In addition, the receivables and payables related to the same forward contracts are netted with the resulting amount presented as either an asset or a liability. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.
The Company enters into cross currency swap contracts to manage currency exposures on foreign-currency-denominated assets and liabilities. The principal amount is recorded using the current rate at the contract date. The differences in the New Taiwan dollar amounts translated using the current rates and the amounts translated using the contracted rates are amortized over the terms of the contracts using the straight-line method. At the end of the year, the receivables or payables arising from cross-currency swap contracts are restated using the prevailing exchange rate with the resulting differences credited or charged to income. In addition, the receivables and payables related to the contracts of the same counter party are netted with the resulting amount presented as either an asset or a liability. The difference in interest computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.
The contract amounts of foreign currency option contracts entered into for hedging purposes are not recognized as an asset or liability on the contract dates. Any resulting gain or loss upon settlement is credited or charged to income in the year of settlement.
The Company enters into interest rate swap contracts to manage exposures to changes in interest rates on existing assets or liabilities. The receivable or payable computed pursuant to the contracts on each settlement date or the balance sheet date is recorded as an adjustment to the interest income or expense associated with the hedged items.
Translation of Foreign-currency Financial Statements
R.O.C. SFAS No. 14, “Accounting for Foreign-currency Translation”, applies to foreign subsidiaries that use the local currency as their functional currency. The financial statements of foreign subsidiaries are translated into New Taiwan dollars at the following exchange rates: Assets and liabilities — current rate at year-end; shareholders’ equity — historical rate; income and expenses — average rate during the year. The resulting translation adjustments are recorded as a separate component of shareholders’ equity.
Reclassifications
Certain accounts in the consolidated financial statements as of and for the year ended December 31, 2004 have been reclassified to conform to the consolidated financial statements as of and for the year ended December 31, 2005.

3. CASH AND CASH EQUIVALENTS

	2005	2004
Cash and deposits in bank	$48,107,316	$54,608,986
Government bonds acquired under repurchase agreements	47,963,226	19,215,153
Corporate notes	413,165	478,212

	$96,483,707	$74,302,351

4. SHORT-TERM INVESTMENTS, NET

	2005	2004
Agency bonds	$14,607,694	$8,633,889
Corporate bonds	12,463,688	13,554,598
Corporate issued asset-backed securities	11,724,149	11,766,877
Bond funds	6,055,578	10,662,758
Government bonds	2,087,418	7,346,858
Public-traded stocks	349,218	168,299
Corporate notes	263,249	63,796
Money market funds	260,686	1,640,973
Government bonds acquired under repurchase agreements	—	249,449
Commercial papers	—	95,666

	47,811,680	54,183,163
Allowance for valuation	(412,372)	(75,212)

	$47,399,308	$54,107,951

Market value	$49,137,413	$54,990,545

TSMC entered into investment management agreements with three well-known financial institutions (fund managers) to manage its investment portfolios. In accordance with the investment guidelines and terms specified in these agreements, the securities invested by the fund managers cannot be below a pre-defined credit rating. As of December 31, 2005, TSMC’s investment portfolios managed by these fund managers aggregated to an original amount of US$1,200,000 thousand. The investment portfolios included securities such as agency bonds, corporate bonds, asset-backed securities, government bonds and others. Securities acquired with maturities less than three months from the date of purchase were reclassified as cash equivalents.
5. INVENTORIES, NET

	2005	2004
Finished goods	$2,963,989	$3,526,036
Work in process	13,359,209	11,437,466
Raw materials	1,765,369	993,151
Supplies and spare parts	1,325,582	1,176,735

	19,414,149	17,133,388
Allowance for valuation	(1,685,846)	(1,577,451)

	$17,728,303	$15,555,937

6. LONG-TERM INVESTMENTS

	2005		2004
		% of		% of
	Carrying	Owner-	Carrying	Owner-
	Amount	ship	Amount	ship
Equity method
Vanguard International Semiconductor Corporation (VIS)	$5,419,747	27	$5,401,982	28
Systems on Silicon Manufacturing Company Pte Ltd. (SSMC)	4,215,200	32	3,290,888	32
VisEra Holding Company (VisEra Holding)	652,477	50	—	—
GUC (Note 2)	—	—	391,626	47
VisEra	—	—	59,116	25

	10,287,424		9,143,612

Cost method
Common stocks
Publicly traded stocks	60,177	—	71,832	—
Non-publicly traded stocks	1,006,203	—	1,226,499	—
Preferred stocks	1,963,971	—	1,677,865	—
Funds	334,990	—	290,134	—

	3,365,341		3,266,330

Long-term bonds
Government bonds	9,922,937		10,260,481
Corporate bonds
Taiwan Power Company	3,263,348		915,276
Nan Ya Plastics Corporation	2,150,842		407,526
China Steel Corporation	1,010,532		2,978,804
Formosa Petrochemical Corporation	791,963		202,595
Chinese Petroleum Corporation	705,436		—
Far Eastone Telecommunication Co., Ltd.	300,026		—
Formosa Plastics Corporation	268,855		405,485
Formosa Chemical & Fiber Corporation	134,369		—

	18,548,308		15,170,167

Other investments	10,227,000		10,521,740

	$42,428,073		$38,101,849

For the years ended December 31, 2005 and 2004, net equity in earnings recognized from the equity method investees was NT$1,433,226 thousand and NT$2,094,137 thousand, respectively. The carrying amounts of the investments accounted for under the equity method and the related equity in earnings of equity method investees were determined based on the audited financial statements of the investees as of and for the same periods as the Company.
In November 2005, the Company transferred all of its shares in VisEra to VisEra Holding Company, an investee accounted for using the equity method of TSMC Partners, due to the changes in investment structure.

Other investments consisted of the following structured time-deposits:

	Principal	Interest	Range of
	Amount	Receivable	Interest Rates	Maturity Date
December 31, 2005

Step-up callable deposits
Foreign banks	$3,000,000	$8,145	1.40%-1.50%	Jun. 2007-Oct. 2007
Callable range accrual deposits
Foreign banks	7,227,000	9,951	(See below)	Sep. 2009-Jan. 2010

	$10,227,000	$18,096

December 31, 2004

Step-up callable deposits
Domestic banks	$2,000,000	$7,681	2.05%-2.20%	Jul. 2007-Aug. 2007
Foreign banks	2,138,340	14,054	1.44%-4.75%	Jun. 2007-Aug. 2007
Callable range accrual deposits
Foreign banks	6,383,400	30,751	(See below)	Sep. 2009-Dec. 2009

	$10,521,740	$52,486

The interest rate of the step-up callable deposits is determined by the Company and the related banks. The amount of interest earned by the Company for the callable range accrual deposits is based on a pre-defined range as determined by the 3-month or 6-month LIBOR plus an agreed upon rate ranging between 2.10% and 3.45%. Based on the terms of the deposits, if the 3-month or 6-month LIBOR moves outside of the pre-defined range, the interest paid to the Company is at a fixed rate between zero and 1.5%. Under the terms of the contracts, the bank has the right to cancel the contracts prior to the maturity date.
As of December 31, 2005 and 2004, deposits that reside in banks located in Hong Kong amounted to NT$2,628,000 thousand and NT$2,553,360 thousand, respectively; those that reside in banks located in Singapore amounted to NT$657,000 thousand and NT$638,340 thousand, respectively.
7. PROPERTY, PLANT AND EQUIPMENT
Accumulated depreciation at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Land improvements	$206,408	$172,484
Buildings	46,560,127	38,160,322
Machinery and equipment	344,431,001	287,204,368
Office equipment	6,862,502	5,683,577
Leased assets	64,569	33,115

	$398,124,607	$331,253,866

There was no capitalized interest for the year ended December 31, 2005. Interest expense for the year ended December 31, 2004 was NT$1,732,576 thousand (before deducting the amount capitalized of NT$278,334 thousand); the rates used for calculating the capitalized interest ranged from 1.89% to 2.89%.

8. DEFERRED CHARGES, NET
Deferred charges, net at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Technology license fees	$5,099,227	$6,534,899
Software and system design costs	1,737,384	2,213,636
Other	169,639	243,917

	$7,006,250	$8,992,452

9. SHORT-TERM BANK LOANS
Short-term bank loans at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Unsecured loans:
US$10,000 thousand and US$12,000 thousand in 2005 and 2004, respectively, repayable by June 2006, annual interest at 4.77% and 2.80% in 2005 and 2004, respectively	$328,500	$383,004

10. LONG-TERM BANK LOANS
Long-term bank loans at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Unsecured loan:
US$60,000 thousand, repaid before original maturities, annual interest at 2.475% in 2004	$—	$1,915,020
Secured loan:
US$20,000 thousand, repayable by November 2010 in 5 payments, annual interest at 5.01%	656,914	—
Science Park Administration (SPA) SOC loan (GUC, Note 2), repayable by July 2008 in 20 payments, interest-free	7,658	—
SPA DSP loan (GUC, Note 2), repayable by April 2007 in 20 payments, interest-free	4,057	—

	668,629	1,915,020
Current portion	(5,489)	—

	$663,140	$1,915,020

As of December 31, 2005, assets of TSMC-Shanghai with a carrying amount aggregating NT$5,511,456 thousand (RMB1,354,166 thousand) were provided as collateral for the aforementioned secured loan. Pursuant to the loan agreement, the annual audited financial statements of TSMC-Shanghai must maintain certain financial covenants. As of December 31, 2005, TSMC-Shanghai did not violate those financial covenants.

As of December 31, 2005, future principal repayments for the Company’s long-term bank loans were as follows:

Year of Repayment	Amount
2006	$5,489
2007	4,137
2008	133,471
2009	262,766
2010	262,766

$668,629

11. BONDS PAYABLE
Bonds payable at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Domestic unsecured bonds:
Issued in December 2000 and repayable in December 2005 and 2007 in two installments, 5.25% and 5.36% interest payable annually, respectively	$4,500,000	$15,000,000
Issued in January 2002 and repayable in January 2007, 2009 and 2012 in three installments, 2.60%, 2.75% and 3.00% interest payable annually, respectively	15,000,000	15,000,000

	19,500,000	30,000,000
Current portion	—	(10,500,000)

	$19,500,000	$19,500,000

As of December 31, 2005, future principal repayments for the Company’s bonds were as follows:

Year of Repayment	Amount
2007	$7,000,000
2009	8,000,000
2010 and thereafter	4,500,000

$19,500,000

12. OTHER LONG-TERM PAYABLES
Other long-term payables at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Payables for acquisition of property, plant and equipment (Note 23k)	$7,037,787	$6,030,007
Payables for royalties	2,380,172	3,440,313

	9,417,959	9,470,320

Current portion (classified under accrued expenses and other current liabilities)	(869,072)	(1,505,345)

	$8,548,887	$7,964,975

The payables for royalties were primarily attributable to several license arrangements that the Company entered into for certain semiconductor-related patents.
As of December 31, 2005, future payments for the Company’s other long-term payables were as follows:

Year of Payment	Amount
2006	$869,072
2007	459,900
2008	262,800
2009	262,800
2010	262,800
2011 and thereafter	7,300,587

$9,417,959

13. PENSION PLAN
The Labor Pension Act (the “Act”) became effective on July 1, 2005 and the pension mechanism under the Act is deemed a defined contribution plan. The employees who were subject to the Labor Standards Law prior to July 1, 2005 were allowed to choose to be subject to the pension mechanism under the Act or continue to be subject to the pension mechanism under the Labor Standards Law. For those employees who were subject to the Labor Standards Law prior to July 1, 2005 and still work for the same company after July 1, 2005 and have chosen to be subject to the pension mechanism under the Act, their seniority as of July 1, 2005 shall be maintained. The Act prescribes that the rate of contribution by an employer to employees’ pension accounts per month shall not be less than 6% of each employee’s monthly salary. Furthermore, TSMC-Shanghai is required to make contributions to a state-managed retirement plan at a certain ratio of the monthly basic salary of its local employees. Pursuant to the aforementioned Act and regulation, the Company made monthly contributions and recognized pension costs of NT$280,317 thousand and NT$7,503 thousand for the years ended December 31, 2005 and 2004, respectively.
TSMC and GUC have defined benefit plans under the Labor Standards Law that provide benefits based on an employee’s length of service and average monthly salary prior to retirement. TSMC and GUC contribute an amount equal to 2% of salaries paid each month to their respective pension fund (the Funds). The Funds are administered by pension fund monitoring committees and deposited in the committees’ name in the Central Trust of China.
Pension information on the defined benefit plans is summarized as follows:
a.	Components of net periodic pension cost for the year

	2005	2004
Service cost	$470,886	$632,594
Interest cost	163,854	128,315
Projected return on plan assets	(49,843)	(41,925)
Amortization	8,345	8,300

Net periodic pension cost	$593,242	$727,284

b.	Reconciliation of funded status of the plans and accrued pension cost at December 31, 2005 and 2004

	2005	2004
Benefit obligation
Vested benefit obligation	$62,302	$67,104
Nonvested benefit obligation	3,364,333	2,704,251

Accumulated benefit obligation	3,426,635	2,771,355
Additional benefits based on future salaries	2,550,307	2,132,721

Projected benefit obligation	5,976,942	4,904,076
Fair value of plan assets	(1,691,603)	(1,447,540)

Funded status	4,285,339	3,456,536
Unrecognized net transitional obligation	(126,969)	(132,791)
Unrecognized net loss	(684,429)	(222,549)

Accrued pension cost	$3,473,941	$3,101,196

Vested benefit	$67,752	$76,003

c. Actuarial assumptions

Discount rated used in determining present values	2.75%-3.50%	3.25%
Future salary increase rate	2.00%-3.00%	3.00%
Expected rate of return on plan assets	2.50%-2.75%	3.25%

d. Contributions to the Funds for the year	$226,181	$226,339

e. Payments from the Funds for the year	$8,419	$1,446

14. INCOME TAX
a.	A reconciliation of income tax expense based on income before income tax at the statutory rate and current income tax expense before tax credits is as follows:

	2005	2004
Income tax expense based on income before income tax at statutory rate	$23,658,498	$23,840,497
Tax-exempt income	(12,243,435)	(14,712,500)
Temporary and permanent differences	1,123,735	658,164

Current income tax expense before income tax credits	$12,538,798	$9,786,161

b.	Income tax expense (benefit) consisted of the following:

	2005	2004
Current income tax expense before income tax credits	$12,538,798	$9,786,161
Additional tax at 10% on unappropriated earnings	1,494,811	823,932
Income tax credits	(10,133,848)	(10,470,862)
Other income tax adjustment	117,314	555,736
Net change in deferred income tax assets
Net operating loss carryforwards	690,615	1,652,983
Investment tax credits	1,965,878	(234,690)
Temporary differences	(2,402,406)	(1,131,331)
Adjustment in valuation allowance	(3,640,583)	(1,345,355)

Income tax expense (benefit)	$630,579	$(363,426)

c.	Net deferred income tax assets at December 31, 2005 and 2004 consisted of the following:

	2005	2004
Current deferred income tax assets, net
Investment tax credits	$7,033,621	$8,849,000
Temporary differences	454,052	319,717
Net operating loss carryforwards	15,825	—
Valuation allowance	(354,192)	(250,731)

	$7,149,306	$8,917,986

Non-current deferred income tax assets, net
Investment tax credits	$17,004,324	$17,035,584
Net operating loss carryforwards	6,261,469	6,735,080
Temporary differences	(5,640,477)	(7,760,152)
Valuation allowance	(10,836,898)	(14,360,533)

	$6,788,418	$1,649,979

As of December 31, 2005, the net operating loss carryforwards pertained to WaferTech, TSMC Development, TSMC Technology and GUC would expire at various dates through 2024.
d.	Integrated income tax information:
The balance of the imputation credit account of TSMC as of December 31, 2005 and 2004 was NT$20,087 thousand and zero, respectively.
The expected and actual creditable ratio of TSMC for distribution of earnings of 2005 and 2004 was 0.02% and 0.11%, respectively.
The imputation credit allocated to the shareholders is based on its balance as of the date of dividend distribution. The expected creditable ratio may change when the actual distribution of the imputation credits is made.
e.	TSMC’s earnings generated prior to December 31, 1997 have been fully appropriated.

f.	As of December 31, 2005, investment tax credits of TSMC and GUC consisted of the following:

		Total	Remaining
		Creditable	Creditable	Expiry
Law	Item	Amounts	Amounts	Year
Statute for Upgrading Industries	Purchase of machinery and equipment	$134,467	$—	2005
		4,886,592	171	2006
		4,138,857	4,054,072	2007
		11,001,974	11,001,974	2008
		4,160,396	4,160,396	2009

		$24,322,286	$19,216,613

(Continued)

		Total	Remaining
		Creditable	Creditable	Expiry
Law	Item	Amounts	Amounts	Year
Statute for Upgrading Industries	Research and development expenditures	$3,145,894	$—	2005
		1,809,841	20,404	2006
		1,421,611	1,421,611	2007
		1,647,252	1,647,252	2008
		1,667,788	1,667,788	2009

		$9,692,386	$4,757,055

Statute for Upgrading Industries	Personnel training	$29,448	$—	2005
		20,427	46	2006
		26,962	26,962	2007
		37,250	37,250	2008
		19	19	2009

		$114,106	$64,277

Statute for Upgrading Industries	Investments in important technology-based enterprises	$38,036	$—	2005

g.	The profits generated from the following expansion and construction projects of TSMC’s manufacturing plants are exempt from income tax:

Tax-Exemption Period
Construction of Fab 8 - module B	2002 to 2005
Expansion of Fab 2 - modules A and B, Fab 3, Fab 4, Fab 5 and Fab 6	2003 to 2006
Construction of Fab 12	2004 to 2007
h.	The tax authorities have examined income tax returns of TSMC through 2001.
15. LABOR COST, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31
	2005			2004
		Classified as			Classified as
	Classified as	Operating		Classified as	Operating
	Cost of Sales	Expenses	Total	Cost of Sales	Expenses	Total
Labor cost
Salary	$11,031,464	$6,703,584	$17,735,048	$10,719,632	$5,886,769	$16,606,401
Labor and health insurance	633,790	343,937	977,727	572,210	320,785	892,995
Pension	589,342	295,653	884,995	472,329	271,186	743,515
Other	770,906	551,924	1,322,830	430,777	531,876	962,653

	$13,025,502	$7,895,098	$20,920,600	$12,194,948	$7,010,616	$19,205,564

Depreciation	$68,135,117	$3,250,651	$71,385,768	$61,703,792	$2,563,408	$64,267,200

Amortization	$1,766,702	$2,574,566	$4,341,268	$2,496,827	$3,052,160	$5,548,987

16. SHAREHOLDERS’ EQUITY
TSMC has issued a total of 864,194 thousand ADSs which are traded on the NYSE as of December 31, 2005. The number of common shares represented by the ADSs is 4,320,969 thousand (one ADS represents five common shares).
Capital surplus can only be used to offset a deficit under the Company Law. However, the capital surplus generated from donations and the excess of the issue price over the par value of capital stock (including the stock issued for new capital, mergers, convertible bonds and the surplus from treasury stock transactions) may be appropriated as stock dividends, which are restricted to a certain percentage of the paid-in capital of TSMC.
As of December 31, 2005 and 2004, the capital surplus consisted of the following:

	2005	2004
From merger	$24,003,546	$24,003,546
Additional paid-in capital	23,254,234	23,051,675
From convertible bonds	9,360,424	9,360,424
From treasury stock transactions	306,868	205
From long-term investments	192,759	121,354
Donations	55	55

	$57,117,886	$56,537,259

TSMC’s Articles of Incorporation as revised on May 10, 2005 provide that, when allocating the net profits for each fiscal year, TSMC shall first offset its losses in previous years and then set aside the following items accordingly:
a.	Legal capital reserve at 10% of the profits left over, until the accumulated legal capital reserve has equaled TSMC’s total capital;

b.	Special capital reserve in accordance with relevant laws or regulations or as requested by the authorities in charge;

c.	Bonus to directors and supervisors and bonus to employees of TSMC equal to not more than 0.3% and not less than 1% of the remainder, respectively. Directors who also serve as executive officers of TSMC are not entitled to receive the bonus to directors and supervisors. TSMC may issue stock bonuses to employees of an affiliated company meeting the conditions set by the Board of Directors or, by the person duly authorized by the Board of Directors;

d.	Any balance left over shall be allocated according to the resolution of the shareholders’ meeting.
TSMC’s Articles of Incorporation also stipulate that profits of TSMC may be distributed by way of cash dividend and/or stock dividend. However, distribution of profits shall be made preferably by way of cash dividend. Distribution of profits may also be made by way of stock dividend; provided however, the ratio for stock dividend shall not exceed 50% of total distribution.
Any appropriations of the net profits are recorded in the financial statement in the year of shareholder approval.
The appropriation for legal capital reserve shall be made until the reserve equals TSMC’s paid-in capital. The reserve can be used to offset a deficit, or be distributed as dividends and bonuses for the portion in excess of 50% of the paid-in capital, if TSMC has no unappropriated earnings and the reserve balance has exceeded 50% of the paid-in capital. The Company Law also prescribes that, when the reserve has reached 50% of the paid-in capital, up to 50% of the reserve may be transferred to capital.

A special capital reserve equivalent to the net debit balance of the other components of shareholder’s equity (for example, unrealized loss on long-term investments and cumulative translation adjustments, but excluding treasury stock), shall be made from unappropriated earnings pursuant to existing regulations promulgated by the Securities and Futures Bureau (SFB). Any special capital reserve appropriated may be reversed to the extent that the net debit balance reverses.
TSMC’s appropriations of earnings for 2004 and 2003 had been approved in the shareholders’ meetings held on May 10, 2005 and May 11, 2004, respectively. The appropriations and dividend per share were as follows:

			Dividend Per Share
	Appropriation of Earnings		(NT$)
	For Fiscal	For Fiscal	For Fiscal	For Fiscal
	Year 2004	Year 2003	Year 2004	Year 2003
Legal capital reserve	$8,820,201	$4,725,870
Special capital reserve	2,226,427	(68,945)
Employees’ profit sharing — in cash	3,086,215	681,628
Employees’ profit sharing — in stock	3,086,215	2,726,514
Cash dividends to preferred shareholders	—	184,493	$—	$0.35
Cash dividends to common shareholders	46,504,097	12,159,971	2.00	0.60
Stock dividends to common shareholders	11,626,024	28,373,267	0.50	1.41
Bonus to directors and supervisors	231,466	127,805

	$75,580,645	$48,910,603

The amounts of the above appropriations of earnings for 2004 and 2003 are consistent with the resolutions of the meetings of the Board of Directors held on February 22, 2005 and February 17, 2004, respectively. However, the Company Law prescribes that TSMC, as a holder of treasury stock shall not participate in the appropriations of earnings. Therefore, the actual cash dividend per share and stock dividend per share are slightly more than those in the aforementioned resolutions. If the above bonus to employee, directors and supervisors had been paid entirely in cash and charged against earnings for 2004 and 2003, the after tax basic earnings per share for the years ended December 31, 2004 and 2003 would have decreased from NT$3.97 to NT$3.70 and NT$2.33 to NT$2.15, respectively. The shares distributed as a bonus to employees represented 1.33% and 1.35% of TSMC’s total outstanding common shares as of December 31, 2004 and 2003, respectively.
As of January 12, 2006, the Board of Directors of TSMC has not resolved the appropriation for earnings of 2005.
The above information about the appropriations of bonus to employees, directors and supervisors is available at Market Observation System website.
Under the Integrated Income Tax System that became effective on January 1, 1998, the R.O.C. resident shareholders are allowed a tax credit for their proportionate share of the income tax paid by TSMC on earnings generated since January 1, 1998.

17.	STOCK-BASED COMPENSATION PLANS

TSMC’s Employee Stock Option Plans, consisting of TSMC 2005 Plan, TSMC 2003 Plan and TSMC 2002 Plan, were approved by the SFB on January 6, 2005, October 29, 2003 and June 25, 2002, respectively. The maximum number of options authorized to be granted under the TSMC 2005 Plan, TSMC 2003 Plan and TSMC 2002 Plan was 11,000 thousand, 120,000 thousand and 100,000 thousand, respectively, with each option eligible to subscribe for one common share when exercisable. The options may be granted to qualified employees of TSMC or any of its domestic or foreign subsidiaries, in which TSMC’s shareholding with voting rights, directly or indirectly, is more than fifty percent (50%). The options of all the plans are valid for ten years and exercisable at certain percentages subsequent to the second anniversary of the grant date. Under the terms of the plans, the options are granted at an exercise price equal to the closing price of TSMC’s common shares listed on the TSE on the grant date.

Options that had never been granted or had been granted and subsequently cancelled under the TSMC 2003 Plan and TSMC 2002 Plan were expired as of December 31, 2005.

Information about TSMC’s outstanding stock options for the years ended December 31, 2005 and 2004 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Prices
	(in Thousands)	(NT$)
Year ended December 31, 2005

Balance, beginning of year	64,367	$40.5
Options granted	14,864	48.4
Options exercised	(6,837)	39.6
Options cancelled	(4,636)	44.1

Balance, end of year	67,758	42.1

Year ended December 31, 2004

Balance, beginning of year	49,357	43.0
Options granted	20,400	47.3
Options exercised	(87)	41.8
Options cancelled	(5,303)	45.9

Balance, end of year	64,367	44.1

The numbers of outstanding options and exercise prices have been adjusted to reflect the appropriations of dividends in accordance with the plans.

As of December 31, 2005, information about TSMC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		average	Weighted-		Weighted-
Range of	Number of	Remaining	average	Number of	average
Exercise	Options (in	Contractual	Exercise	Options (in	Exercise
Price (NT$)	Thousands)	Life (Years)	Price (NT$)	Thousands)	Price (NT$)
$29.9-$42.1	45,787	7.10	$38.73	27,143	$38.59
$47.0-$54.5	21,971	8.82	49.20	327	54.50

	67,758			27,470

GUC’s Employee Stock Option Plans, consisting of GUC 2003 Plan and GUC 2002 Plan, were approved by its Board of Directors on January 23, 2003 and July 1, 2002, respectively. The maximum number of options authorized to be granted under the GUC 2003 Plan and GUC 2002 Plan was 7,535 and 5,000, respectively, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC. The options of all the plans are valid for six years and exercisable in accordance with the plans subsequent to the second anniversary of the grant date. As of December 31, 2005, all of the options under the aforementioned plans had been granted or were expired.

Moreover, GUC 2004 Plan was approved by the SFB on August 16, 2004 to grant a maximum of 2,500 options, with each option eligible to subscribe for one thousand common shares when exercisable. The options may be granted to qualified employees of GUC or any of its subsidiaries. The options of GUC 2004 Plan are valid for six years and exercisable in accordance with the plan subsequent to the second anniversary of the grant date.

Information about GUC’s outstanding stock options for the years ended December 31, 2005 and 2004 was as follows:

		Weighted-
		Average
	Number of	Exercise
	Options	Prices (NT$)
Year ended December 31, 2005

Balance, beginning of year	7,889	$10.50
Options granted	2,499	10.96
Options exercised	(2,641)	10.50
Options cancelled	(615)	10.57

Balance, end of year	7,132	10.66

Year ended December 31, 2004

Balance, beginning of year	7,058	10.50
Options granted	831	10.50

Balance, end of year	7,889	10.50

As of December 31, 2005, information about GUC’s outstanding and exercisable options was as follows:

	Options Outstanding			Options Exercisable
Weighted-
		average	Weighted-		Weighted-
Range of		Remaining	average		average
Exercise	Number of	Contractual	Exercise	Number of	Exercise
Price (NT$)	Options	Life (Years)	Price (NT$)	Options	Price (NT$)
$10.50-$10.96	7,132	2.58-5.75	$10.66	3,890	$10.50

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2005 and 2004 for TSMC and GUC. Had the Company used the fair value based method (based on the Black-Scholes model) to evaluate the options granted after January 1, 2004, the assumptions and pro forma results of the Company for the years ended December 31, 2005 and 2004 would have been as follows:

		2005	2004
Assumptions:
TSMC	Expected dividend yield	1.00%-3.44%	1.00%
	Expected volatility	43.77%-46.15%	43.77%-46.15%
	Risk free interest rate	3.07%-3.85%	3.07%-3.85%
	Expected life	5 years	5 years

GUC	Expected dividend yield	—	—
	Expected volatility	22.65%-28.02%	38.74%-41.74%
	Risk free interest rate	2.56%	2.56%
	Expected life	6 years	6 years

Net income attributable to shareholders of the parent:
As reported		$93,575,035	$92,316,115
Pro forma		93,456,533	92,257,355

Consolidated earnings per share (EPS) — after income tax (NT$):
Basic EPS as reported		$3.79	$3.73
Pro forma basic EPS		3.79	3.73
Diluted EPS as reported		3.79	3.73
Pro forma diluted EPS		3.78	3.73
The estimated weighted average fair value per unit of option granted during the years ended December 31, 2005 and 2004 under the TSMC plans was NT$17.69 and NT$19.73, respectively. The estimated weighted average fair value per unit of option (eligible to subscribe for one thousand common shares) granted during the years ended December 31, 2005 and 2004 under the GUC plans was NT$3.32 thousand and NT$3.86 thousand, respectively.

18.	TREASURY STOCK (COMMON STOCK)
(Shares in Thousands)

		Increase
	Beginning	/Stock		Ending
	Shares	Dividend	Disposal	Shares
Year ended December 31, 2005

Reclassification of parent company stock held by subsidiaries from long-term investments	45,521	2,242	14,825	32,938

Year ended December 31, 2004

Reclassification of parent company stock held by subsidiaries from long-term investments	40,597	5,676	752	45,521
Repurchase under share buyback plan	—	124,720	124,720	—

	40,597	130,396	125,472	45,521

Proceeds from disposal of treasury stock for the years ended December 31, 2005 and 2004 were NT$899,489 thousand and NT$39,906 thousand, respectively. As of December 31, 2005 and 2004, the book value of the treasury stock was NT$918,075 thousand and NT$1,595,186 thousand, respectively; the market value was NT$2,047,126 thousand and NT$2,241,009 thousand, respectively. TSMC’s stocks held by its subsidiaries are treated as treasury stock and the holders are entitled to the rights of shareholders, except that starting from June 24, 2005, pursuant to the revised Company Law, the holders are no longer entitled to the right to vote.

TSMC held a special meeting of the Board of Directors and approved a share buyback plan to repurchase its common shares listed on the TSE during the period from March 24, 2004 to May 23, 2004. TSMC repurchased 124,720 thousand common shares for a total cost of NT$7,059,798 thousand. All the treasury stock repurchased under the buyback plan was retired on August 16, 2004.

19.	CONSOLIDATED EARNINGS PER SHARE

Consolidated EPS is computed as follows:

			Number of
			Shares
	Amounts (Numerator)		(Denominator)	Consolidated EPS (NT$)
	Before Tax	After Tax	(in Thousands)	Before Tax	After Tax
Year ended December 31, 2005

Consolidated basic EPS
Income available to shareholders of the parent	$94,205,614	$93,575,035	24,679,947	$3.82	$3.79

Effect of dilutive potential common stock — stock options	—	—	13,165

Consolidated diluted EPS
Income available to shareholders of the parent (including the effect of dilutive potential common stock)	$94,205,614	$93,575,035	24,693,112	$3.82	$3.79

(Continued)

			Number of
			Shares
	Amounts (Numerator)		(Denominator)	Consolidated EPS (NT$)
	Before Tax	After Tax	(in Thousands)	Before Tax	After Tax
Year ended December 31, 2004

Consolidated basic EPS
Income available to shareholders of the parent	$91,952,689	$92,316,115	24,717,531	$3.72	$3.73

Effect of dilutive potential common stock — stock options	—	—	6,484

Consolidated diluted EPS
Income available to shareholders of the parent (including the effect of dilutive potential common stock)	$91,952,689	$92,316,115	24,724,015	$3.72	$3.73

20.	RELATED PARTY TRANSACTIONS
The Company engages in business transactions with the following related parties:
a.	Industrial Technology Research Institute (ITRI), the chairman of TSMC is one of its directors

b.	Philips, a major shareholder of TSMC

c.	Investees of the TSMC

VIS (accounted for using equity method) SSMC (accounted for using equity method) GUC (with controlling financial interest and was consolidated with significant transactions eliminated in 2005)

d.	Indirect investee

VisEra, originally an investee over which TSMC had control; starting from November 2005, VisEra became an indirect investee accounted for using the equity method due to the changes in investment structure.
Transactions with the aforementioned parties, excluding those disclosed in other notes, are summarized as follows:

	2005		2004
	Amount	%	Amount	%
For the year

Sales
Philips	$3,298,770	1	$5,463,565	2
GUC	—	—	371,546	—
Others	492,683	—	440,736	—

	$3,791,453	1	$6,275,847	2

(Continued)

	2005		2004
	Amount	%	Amount	%
Purchases
SSMC	$5,729,672	4	$5,869,123	4
VIS	4,142,457	3	9,169,602	7

	$9,872,129	7	$15,038,725	11

Manufacturing expenses — technical assistance fee (Note 23a)
Philips	$581,059	—	$907,047	1

General and administrative expenses — rental expenses
GUC	$—	—	$13,186	—

Research and development expenses
GUC	$—	—	$11,688	—

Proceeds from disposal of property, plant and equipment
VisEra	$534,279	60	$—	—
VIS	—	—	33,974	2

	$534,279	60	$33,974	2

Non-operating income and gains
SSMC (primarily for technical service income, see Note 23e)	$316,243	4	$364,505	6
VisEra	308,071	4	28,917	—
VIS (primarily for technical service income, see Note 23j)	210,720	3	117,760	2

	$835,034	11	$511,182	8

At end of year

Receivables
Philips	$573,565	83	$581,487	89
VisEra	99,401	14	—	—
ITRI	20,300	3	16,453	2
GUC	—	—	56,437	9

	$693,266	100	$654,377	100

Other receivables
VisEra	$374,202	63	$30,278	21
SSMC	149,251	25	63,701	45
VIS	74,457	12	47,599	34

	$597,910	100	$141,578	100

(Continued)

	2005		2004
	Amount	%	Amount	%
Payables
Philips	$693,956	40	$469,494	21
VIS	563,240	32	1,533,938	69
SSMC	485,873	28	207,794	10
GUC	—	—	6,589	—

	$1,743,069	100	$2,217,815	100

Other long-term payables
Philips	$1,100,475	100	$2,317,972	100

Deferred credits
VisEra	$186,525	14	$—	—

The terms of sales to related parties were not significantly different from those to third parties. For other related party transactions, prices were determined in accordance with related contractual agreements.

The Company deferred the gains (classified under deferred credits) derived from sales of property, plant and equipment to VisEra, and then recognized such gains (classified under non-operating income and gains) over the depreciable lives of the disposed assets.

21.	SIGNIFICANT LONG-TERM LEASES

TSMC and GUC lease parcels of land from the SPA. These operating leases expire on various dates from March 2008 to December 2021 and can be renewed upon expiration.

TSMC-NA leases its office premises and certain equipment under non-cancelable operating leases. TSMC-Japan has also entered into lease agreements for its office premises. These operating leases expire between 2010 and 2011 and can be renewed upon expiration.

As of December 31, 2005, future lease payments were as follows:

Year	Amount
2006	$371,165
2007	361,511
2008	338,995
2009	333,727
2010	267,089
2011 and thereafter	1,129,301

$2,801,788

22.	SETTLEMENT INCOME

TSMC, TSMC-NA and WaferTech filed a series of lawsuits in late 2003 and 2004 against Semiconductor Manufacturing International Corporation (“SMIC”), SMIC (Shanghai) and SMIC Americas. The lawsuits alleged that SMIC companies infringed multiple TSMC patents and misappropriated TSMC’s trade secrets. These suits were settled out of court on January 30, 2005. As part of the settlement, SMIC shall pay TSMC US$175 million over six years to resolve TSMC’s claims.

23.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

The significant commitments and contingencies of the Company as of December 31, 2005 were as follows:
a.	On June 20, 2004, TSMC and Philips amended the Technical Cooperation Agreement, which was originally signed on May 12, 1997. The amended Technical Cooperation Agreement is for five years beginning from January 1, 2004. Upon expiration, this amended Technical Cooperation Agreement will be terminated and will not be automatically renewed; however, the patent cross license arrangement between TSMC and Philips will survive the expiration of the amended Technical Cooperation Agreement. Under this amended Technical Cooperation Agreement, TSMC will pay Philips royalties based on a fixed amount mutually agreed-on, rather than under certain percentage of TSMC’s annual net sales. TSMC and Philips agreed to cross license the patents owned by each party. TSMC also obtained through Philips a number of cross patent licenses

b.	Under a technical cooperation agreement with ITRI, TSMC shall reserve and allocate up to 35% of certain of its production capacity for use by the Ministry of Economic Affairs (MOEA) or any other party designated by the MOEA. The term of this agreement is for five years beginning from January 1, 1987 and is automatically renewed for successive periods of five years unless otherwise terminated by either party with one year prior notice. The agreement was automatically renewed in 1992 and 1997 and on January 1, 2002.

c.	Under several foundry agreements, TSMC shall reserve a portion of its production capacity for certain major customers that have guarantee deposits with TSMC. As of December 31, 2005, TSMC had a total of US$87,660 thousand of guarantee deposits.

d.	Under a Shareholders Agreement entered into with Philips and EDB Investments Pte Ltd. on March 30, 1999, the parties formed a joint venture company, SSMC, for the purpose of constructing an integrated circuit foundry in Singapore. TSMC’s equity interest in SSMC was 32%. TSMC and Philips committed to buy specific percentages of the production capacity of SSMC. TSMC and Philips are required, in the aggregate, to purchase up to 70% of SSMC’s full capacity, but TSMC alone is not required to purchase more than 28% of the annual installed capacity. If any party defaults on the commitment and the capacity utilization of SSMC falls below a specific percentage of its total capacity, the defaulting party is required to compensate SSMC for all related unavoidable costs.

e.	TSMC provides technical services to SSMC under a Technology Cooperation Agreement (the Agreement) entered into on May 12, 1999. TSMC receives compensation for such services computed at a specific percentage of net selling price of all products sold by SSMC. The Agreement shall remain in force for ten years and may be automatically renewed for successive periods of five years each unless pre-terminated by either party under certain conditions.

f.	Under a Technology Transfer Agreement (TTA) with National Semiconductor Corporation (National) entered into on June 27, 2000, TSMC shall receive payments for the licensing of certain technology to National. The agreement was to remain in force for ten years and could be automatically renewed for successive periods of two years thereafter unless either party gives notice for early termination under certain conditions. In January 2003, TSMC and National entered into a Termination Agreement whereby the TTA was terminated for convenience. Under the Termination Agreement, TSMC will be relieved of any further obligation to transfer any additional technology. In addition, TSMC granted National an option to request the transfer of certain technologies under the same terms and conditions as the terminated TTA. The option will expire in January 2008.

g.	Beginning in 2001, TSMC entered into several licensing arrangements for certain semiconductor patents. The terms of the contracts vary with payments to be made in the form of royalties. TSMC has recorded the related amounts as a liability with the corresponding amounts recorded as deferred charges which are amortized and charged to cost of sales on a straight-line basis over the estimated life of the technology or the term of the contract, whichever is shorter.

h.	In November 2002, TSMC entered into an Amended and Restated Joint Technology Cooperation Agreement with Philips, Freescale Semiconductor, Inc. and STMicroelectronics to jointly develop 90-nm to 65-nm advanced CMOS Logic and e-DRAM technologies. TSMC also agreed to align 0.12 micron CMOS Logic technology to enhance its foundry business opportunities. TSMC will contribute process technologies and share a portion of the costs associated with this joint development project. This agreement expired on December 31, 2005.

i.	In December 2003, TSMC entered into a Technology Development and License Agreement with Freescale Semiconductor, Inc. to jointly develop 65-nm SOI (silicon on insulator) technology. TSMC will also license related 90-nm SOI technology from Freescale Semiconductor, Inc. Any intellectual properties arising out of the co-development project shall be jointly owned by the parties. In accordance with the agreement, TSMC will pay royalties to Freescale Semiconductor, Inc. and will share a portion of the costs associated with the joint development project.

j.	TSMC provides a technology transfer to VIS under a Manufacturing License and Technology Transfer Agreement entered into on April 1, 2004. TSMC receives compensation for such technology transfer in the form of royalty payments from VIS computed at specific percentages of net selling price of certain products sold by VIS. VIS agreed to reserve its certain capacity to manufacture for TSMC certain products at prices as agreed by the parties.

k.	TSMC-Shanghai entered into an agreement with a certain foreign company. In accordance with the agreement, TSMC-Shanghai is obligated to purchase certain property, plant and equipment at the agreed-upon price within the contract period. If the purchase is not completed, TSMC-Shanghai is obligated to compensate counterparty.

l.	Amounts available under unused letters of credit as of December 31, 2005 were NT$6,480 thousand.
24.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFB for the Company and its investees:
a.	Financing provided: Please see Table 1 attached;

b.	Endorsement/guarantee provided: Please see Table 2 attached;

c.	Marketable securities held: Please see Table 3 attached;

d.	Marketable securities acquired or disposed of at costs or prices of at least NT$100 million or 20% of the paid-in capital: Please see Table 4 attached;

e.	Acquisition of real estate properties at costs of at least NT$100 million or 20% of the paid-in capital: None;

f.	Disposal of real estate properties at prices of at least NT$100 million or 20% of the paid-in capital: None;

g.	Total purchases from or sales to related parties of at least NT$100 million or 20% of the paid-in capital: Please see Table 5 attached;

h.	Receivable from related parties amounting to at least NT$100 million or 20% of the paid-in capital: Please see Table 6 attached;

i.	Names, locations, and related information of investees on which the Company exercises significant influence: Please see Table 7 attached;

j.	Financial instrument transactions:
1)	Derivative financial instruments

The Company entered into derivative financial instrument transactions in the years ended December 31, 2005 and 2004 to manage exposures related to foreign exchange rate and interest rate fluctuations. Certain information on these contracts was as follows:
a)	Outstanding forward exchange contracts as of December 31, 2005 and 2004:

			Contract
Financial			Amount
Instruments	Currency	Maturity	(in Thousands)
December 31, 2005

Sell	US$/NT$	Jan. 2006	US$	60,000

December 31, 2004

Sell	US$/NT$	Jan. 2005 to Mar. 2005	US$	733,000
Sell	US$/EUR	Jan. 2005	US$	159,081
As of December 31, 2005 and 2004, receivables resulted from forward exchange contracts (classified under current assets) aggregated NT$26,720 thousand and NT$392,534 thousand, respectively. As of December 31, 2004, payables resulted from forward exchange contracts (classified under current liabilities) aggregated NT$559 thousand.
b)	Cross currency swap contracts

Outstanding cross currency swap contracts as of December 31, 2005 and 2004 were as follows:

				Range of
	Contract Amount		Range of	Interest Rate
Maturity Date	(in Thousands)		Interest Rate Paid	Received
December 31, 2005

Jan. 2006 to Mar. 2006	US$	2,089,000	4.15%-4.54%	0.02%-2.12%

December 31, 2004

January 2005 to June 2005	US$	1,420,000	1.28%-2.72%	0.49%-1.17%
As of December 31, 2005 and 2004, receivables resulted from cross currency swap contracts (classified under current assets) were NT$1,119,905 thousand and NT$761,030 thousand, respectively.

c)	Option contracts

As of December 31, 2005, the Company did not have any outstanding foreign currency option contract. The Company did not enter into any foreign currency option contract in the year ended December 31, 2004.

During the years ended December 31, 2005 and 2004, the net exchange gain or loss arising from forward exchange contracts, cross currency swap contracts and foreign currency option contracts was recognized in the “foreign exchange gain/loss, net” account and the difference in interest was recorded in interest income/expense.

d)	Interest rate swap contracts

The Company rescinded all interest rate swap contracts in the first quarter of 2005 before their original maturities. The rescission loss of NT$28,295 thousand was recognized in the “interest expense” account. There was no outstanding contract as of December 31, 2005.

Outstanding contracts as of December 31, 2004 were as follows:

		Notional
		Amount
Contract Date	Period	(in Thousands)
Sep. 2003	Sep. 2003 to Dec. 2005	NT$500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Oct. 2003	Oct. 2003 to Dec. 2005	500,000
Nov. 2003	Nov. 2003 to Dec. 2005	500,000
e)	Transaction risk
i)	Credit risk. Credit risk represents the positive net settlement amount of those contracts with positive fair values at the balance sheet date. The positive net settlement amount represents the loss to be incurred by the Company if the counter-parties breached the contracts. The banks, which are the counter-parties to the foregoing derivative financial instruments, are reputable financial institutions. Management believes its exposure related to the potential default by those counter-parties is low.

ii)	Market price risk. All derivative financial instruments are intended as hedges for fluctuations in foreign exchange rates and interest rates. Gains or losses from these hedging instruments are likely to be offset by gains or losses from the hedged items. Thus, market price risk is believed to be low.

iii)	Cash flow risk and the amount and period of future cash needs.
As of December 31, 2005, the Company’s future cash needs for outstanding forward exchange contracts and cross currency swap contracts were as follows:

	Inflow	Outflow
Term	(In Thousands)	(In Thousands)
Within one year	NT$71,820,892	US$2,149,000
The Company has sufficient operating capital to meet the above cash needs. In addition, there will be corresponding cash inflow for the cash outflow. Therefore, the cash flow risk is low.

2)	Fair values of financial instruments were as follows:

	2005		2004
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
Non-derivative financial instruments

Assets
Short-term investments, net	$47,399,308	$49,137,413	$54,107,951	$54,990,545
Long-term investments (securities with market price)	34,273,328	39,678,791	31,165,721	34,265,072
Liabilities
Bonds payable (including current portion)	19,500,000	19,924,923	30,000,000	30,607,341

Derivative financial instruments

Assets (liabilities)
Forward exchange contracts (sell)	26,720	28,474	391,975	317,090
Cross currency swap contracts	1,119,905	789,903	761,030	760,012
Interest rate swap contracts	—	—	4,361	(22,714)
The above financial instruments do not include cash and cash equivalents, receivables, other financial assets, short-term bank loans, payables, and payable to contractors and equipment suppliers. The carrying amounts of the aforementioned financial instruments reported in the balance sheet approximate their fair values.

The above financial instruments also exclude refundable deposits, guarantee deposits, long-term investments that do not have quoted market prices, long-term bank loans as well as other long-term payables. The future cash inflow and outflow of the deposits approximate their fair values. Some of the long-term investments do not have quoted market prices; therefore, fair values for those long-term investments are not shown above. The fair value of long-term bank loans with floating interest rates is their carrying amount. The fair value of long-term bank loans with fixed interest rates is the present value of expected cash flows discounted using the interest rate the Company may obtain for similar long-term bank loans. The fair value of other long-term payables is determined using the discounted value of expected cash flows, which approximates their carrying amount.

Fair values of financial instruments were determined as follows:
a)	Fair value of short-term and publicly traded long-term investments is based on quoted market prices.

b)	Fair value of bonds payable is based on their quoted market price.

c)	Fair value of derivative financial instruments is the amount receivable from or payable to the counter-party if the contracts were terminated on the balance sheet date.
The fair values of some financial and non-financial instruments were not included in the fair values disclosed above. Accordingly, the sum of the fair values of the financial instruments listed above does not represent the fair value of the Company as a whole.
k.	Information on investment in Mainland China
1)	The name of the investee company in Mainland China, main businesses and products, its issued capital, method of investment, information on inflow or outflow of capital, percentage of ownership, equity in the net earnings or loss, ending balance, earnings distributed by the investee, and the limitation on investment: Please see Table 8 attached.

2)	Significant direct or indirect transactions with the investee company, their prices and terms of payment, unrealized gain or loss, and other related information which is helpful to understand the impact of investment in Mainland China on financial statements: Please see Table 9 attached.
l.	Intercompany relationships and significant intercompany transactions: Please see Table 9 attached.
25.	SEGMENT FINANCIAL INFORMATION
a.	Industry financial information

The Company is engaged mainly in the manufacturing, selling, packaging and testing of integrated circuits. Therefore, the disclosure of industry financial information is not applicable to the Company.

b.	Geographic information:

			Adjustments
	North America		and
	and Others	Taiwan	Elimination	Consolidated
2005

Sales to other than consolidated entities	$152,517,793	$114,047,277	$—	$266,565,070
Sales among consolidated entities	13,513,219	152,132,512	(165,645,731)	—

Total sales	$166,031,012	$266,179,789	$(165,645,731)	$266,565,070

Gross profit	$2,858,063	$115,722,187	$(377,376)	$118,202,874

Operating expenses				(27,234,315)
Non-operating income and gains				7,067,497
Non-operating expenses and losses				(3,772,809)

Income before income tax				$94,263,247

Net income attributable to minority interest				$57,633

Identifiable assets	$92,904,411	$430,038,385	$(45,861,280)	$477,081,516

Long-term investments				42,428,073

Total assets				$519,509,589

2004

Sales to other than consolidated entities	$143,801,130	$113,411,488	$—	$257,212,618
Sales among consolidated entities	15,657,797	142,580,939	(158,238,736)	—

Total sales	$159,458,927	$255,992,427	$(158,238,736)	$257,212,618

(Continued)

			Adjustments
	North America		and
	and Others	Taiwan	Elimination	Consolidated
Gross profit	$6,173,780	$110,160,584	$(515,181)	$115,819,183

Operating expenses				(27,337,509)
Non-operating income and gains				6,015,558
Non-operating expenses and losses				(2,531,645)

Income before income tax				$91,965,587

Net income attributable to minority interest				$12,898

Identifiable assets	$89,000,906	$416,076,665	$(43,725,329)	$461,352,242

Long-term investments				38,101,849

Total assets				$499,454,091

c.	Export sales

The export sales for the years ended December 31, 2005 and 2004 were as follows:

Area	2005	2004
Asia	$64,942,647	$57,321,557
Europe and others	15,932,575	26,067,317

	$80,875,222	$83,388,874

The export sales information is based on amounts billed to customers within the areas.

d.	Major customer

The Company only had one customer to which the net sales accounts for at least 10% of its total net sales in the year ended December 31, 2005 and 2004. The net sales to such customer amounted to NT$29,258,338 thousand and NT$25,299,856 thousand in the years ended December 31, 2005 and 2004, representing 11% and 10% of its total net sales, respectively.

TABLE 1
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
FINANCING PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

																Financing
				Maximum												Company’s
				Balance for the											Financing Limit	Financing
				Period					Type of		Reasons for				for Each	Amount Limits
			Financial Statement	(US$ in		Ending Balance			Financing	Transaction	Short-term	Allowance for	Collateral		Borrowing	(US$ in
No.	Financing Name	Counter-party	Account	Thousands)		(US$ in Thousands)		Interest Rate	(Note 1)	Amounts	Financing	Bad Debt	Item	Value	Company	Thousands)
1	TSMC International	TSMC Development	Other receivables	$1,971,000		$1,149,750		1.50%	2	$—	Operating capital	$—	—	$—	N/A	$32,454,757
				(US$	60,000)	(US$	35,000)									(US$	987,968)
																(Note 2)

2	TSMC Partners	TSMC Development	Other receivables	2,628,000		—		1.50%	2	—	Operating capital	—	—	—	N/A	(Note 3)
				(US$	80,000)

Note 1: The type No. 2 represents necessary for short-term financing.
Note 2: Not exceeding the issued capital of the Company.
Note 3: Generally not exceeding the issued capital of the Company, unless approved by all members of the board.

TABLE 2
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
ENDORSEMENT/GUARANTEE PROVIDED
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

										Ratio of Accumulated
		Counter-party								Amount of Collateral	Maximum
			Nature of	Limits on Each Counter-party’s	Maximum				Value of Collateral	to Net Equity of the	Collateral/Guarantee
	Endorsement/		Relationship	Endorsement/	Balance for the Period		Ending Balance		Property, Plant and	Latest Financial	Amounts Allowable
No.	Guarantee Provider	Name	(Note 2)	Guarantee Amounts	(US$ in Thousands)		(US$ in Thousands)		Equipment	Statement	(Note 1)
0	The Company	TSMC-North America	2	Not exceed 10% of the net worth of the Company, and be also limited to the paid-in capital of the endorsement/guarantee company, unless otherwise approved by Board of Directors.		$1,314,000		$1,314,000	$—	0.29%	$111,407,587
					(US$	40,000)	(US$	40,000)
		TSMC Development	3			1,971,000		—	—	—
					(US$	60,000)

Note 1:	25% of the net worth of the Company as of December 31, 2005.

Note 2:	The No. 2 represents a subsidiary in which the Company holds directly over 50% of the equity interest.
The No. 3 represents an investee in which the Company holds directly and indirectly over 50% of the equity interest.

TABLE 3
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
MARKETABLE SECURITIES HELD
DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
The Company	Government bonds
	United States Treas Nts	—	Short-term investment	—	US$	47,516	N/A	US$	47,233
	Kreditanstal Fur Wiederaufbau	—	Short-term investment	—	US$	6,881	N/A	US$	6,839
	2004 Government Bond Series E	—	Short-term investment	—		$300,472	N/A		$300,563
	2002 Government Bond Series B	—	Long-term investment	—		355,936	N/A		354,832
	2002 Government Bond Series F	—	Long-term investment	—		149,441	N/A		149,256
	2004 Government Bond Series A	—	Long-term investment	—		2,349,973	N/A		2,349,857
	2004 Government Bond Series E	—	Long-term investment	—		3,898,610	N/A		3,896,739
	2004 Kaohsiung Municipal Bond Series A	—	Long-term investment	—		620,000	N/A		618,160
	2005 Government Bond Series A	—	Long-term investment	—		2,548,977	N/A		2,544,964

	Bond funds
	JF Taiwan First Bond Fund	—	Short-term investment	63,131		856,359	N/A		875,416
	ABN AMRO Bond Fund	—	Short-term investment	134,906		1,956,175	N/A		2,004,862
	JF Taiwan Bond Fund	—	Short-term investment	62,009		908,656	N/A		933,430
	Dresdner Bond DAM Fund	—	Short-term investment	69,303		771,617	N/A		792,068
	Shinkong Chi Shin Bond Fund	—	Short-term investment	55,063		762,771	N/A		778,482
	NITC Bond Fund	—	Short-term investment	3,764		600,000	N/A		610,864
	ABN AMRO Select Bond Fund	—	Short-term investment	18,235		200,000	N/A		203,860

	Stock
	Taiwan Mask Corp.	—	Short-term investment	1,439		5,257	—		21,280
	TSMC International	Subsidiary	Long-term investment	987,968		23,912,812	100		23,912,812
	VIS	Investee accounted for using equity method	Long-term investment	437,891		5,419,747	27		10,991,064
	SSMC	Investee accounted for using equity method	Long-term investment	382		4,215,200	32		4,215,200
	TSMC Partners	Subsidiary	Long-term investment	300		4,091,166	100		4,091,166
	TSMC-North America	Subsidiary	Long-term investment	11,000		1,790,186	100		1,790,186
	GUC	Investee with controlling financial interest	Long-term investment	40,147		442,233	46		465,258
	TSMC-Japan	Subsidiary	Long-term investment	6		94,949	100		94,949
	TSMC-Europe	Subsidiary	Long-term investment	—		23,087	100		23,087
	United Industrial Gases Co., Ltd.	—	Long-term investment	16,783		193,584	10		295,606
	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500		105,000	7		186,387
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Hontung Venture Capital Co., Ltd.	—	Long-term investment	8,392		$83,916	10		$46,801
	Gobaltop Partner I Venture Capital Corp.	—	Long-term investment	5,000		50,000	1		49,947
	W.K. Technology Fund IV	—	Long-term investment	4,000		40,000	2		43,645

	Capital
	TSMC-Shanghai	Subsidiary	Long-term investment	—		9,438,856	100		9,438,856
	Emerging Alliance	Subsidiary	Long-term investment	—		850,534	99		850,534
	VTAF II	Subsidiary	Long-term investment	—		642,479	98		642,479
	Chi Cherng	Subsidiary	Long-term investment	—		78,139	36		536,703	Treasury stock of NT$458,564 thousand is deducted from the carrying value

	Hsin Ruey	Subsidiary	Long-term investment	—		77,415	36		536,926	Treasury stock of NT$459,511 thousand is deducted from the carrying value

	Corporate bonds
	Abbott Labs	—	Short-term investment	—	US$	1,581	N/A	US$	1,526
	Abbott Labs	—	Short-term investment	—	US$	2,732	N/A	US$	2,595
	Ace Ltd.	—	Short-term investment	—	US$	1,046	N/A	US$	1,011
	AIG Sunamerica Global Fing Ix	—	Short-term investment	—	US$	1,032	N/A	US$	1,001
	Allstate Life Global Fdg Secd	—	Short-term investment	—	US$	2,998	N/A	US$	2,948
	Alltel Corp.	—	Short-term investment	—	US$	609	N/A	US$	598
	American Express Co.	—	Short-term investment	—	US$	3,550	N/A	US$	3,435
	American Gen Fin Corp.	—	Short-term investment	—	US$	1,768	N/A	US$	1,670
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	1,058	N/A	US$	1,011
	American Gen Fin Corp. Mtn	—	Short-term investment	—	US$	3,130	N/A	US$	2,998
	American Honda Fin Corp. Mtn	—	Short-term investment	—	US$	3,800	N/A	US$	3,808
	Ameritech Capital Funding Co.	—	Short-term investment	—	US$	510	N/A	US$	491
	Amgen Inc.	—	Short-term investment	—	US$	3,005	N/A	US$	2,907
	Amsouth Bk Birmingham Ala	—	Short-term investment	—	US$	1,972	N/A	US$	1,967
	Anz Cap Tr I	—	Short-term investment	—	US$	1,012	N/A	US$	968
	Associates Corp. North Amer	—	Short-term investment	—	US$	2,700	N/A	US$	2,582
	Bank New York Inc.	—	Short-term investment	—	US$	1,972	N/A	US$	1,984
	Bank New York Inc.	—	Short-term investment	—	US$	1,525	N/A	US$	1,485
	Bank Scotland Treas Svcs Plc	—	Short-term investment	—	US$	2,715	N/A	US$	2,729
	Bank Utd Houston Tx Mtbn	—	Short-term investment	—	US$	580	N/A	US$	544
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,329	N/A	US$	3,337
	Bear Stearns Cos Inc.	—	Short-term investment	—	US$	3,757	N/A	US$	3,662
	Beneficial Corp. Mtn Bk Entry	—	Short-term investment	—	US$	2,434	N/A	US$	2,340
	Berkshire Hathaway Fin Corp.	—	Short-term investment	—	US$	1,498	N/A	US$	1,472
	Cargill Inc.	—	Short-term investment	—	US$	2,120	N/A	US$	2,012
	Caterpillar Finl Svcs Mtn	—	Short-term investment	—	US$	5,721	N/A	US$	5,724
	Chase Manhattan Corp. New	—	Short-term investment	—	US$	1,628	N/A	US$	1,546
	Chase Manhattan Corp. New		Short-term investment	—	US$	2,246	N/A	US$	2,155
	Chubb Corp.	—	Short-term investment	—	US$	2,138	N/A	US$	2,125
(Continued)

December 31, 2005
Market Value or
					Carrying Value		Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in	Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)	Ownership	Thousands)	Note
	Cit Group Hldgs Inc.	—	Short-term investment	—	US$3,203	N/A	US$3,068
	Citicorp	—	Short-term investment	—	US$1,473	N/A	US$1,407
	Cogentrix Energy Inc.	—	Short-term investment	—	US$2,885	N/A	US$2,739
	Colonial Pipeline Co.	—	Short-term investment	—	US$1,625	N/A	US$1,536
	Corestates Cap Corp.	—	Short-term investment	—	US$1,062	N/A	US$1,018
	Countrywide Fdg Corp. Mtn	—	Short-term investment	—	US$2,100	N/A	US$2,066
	Countrywide Home Lns Inc.	—	Short-term investment	—	US$5,210	N/A	US$5,020
	Credit Suisse Fb USA Inc.	—	Short-term investment	—	US$4,141	N/A	US$4,029
	Credit Suisse Fincl Products	—	Short-term investment	—	US$1,507	N/A	US$1,508
	Credit Suisse First Boston	—	Short-term investment	—	US$ 786	N/A	US$ 748
	Credit Suisse First Boston USA	—	Short-term investment	—	US$2,249	N/A	US$2,175
	Daimlerchrysler North Amer	—	Short-term investment	—	US$ 997	N/A	US$ 972
	Daimlerchrysler North Amer Hld	—	Short-term investment	—	US$ 749	N/A	US$ 751
	Dayton Hudson Corp.	—	Short-term investment	—	US$2,104	N/A	US$2,056
	Deere John Cap Corp.	—	Short-term investment	—	US$5,079	N/A	US$5,020
	Dell Computer Corp.	—	Short-term investment	—	US$3,054	N/A	US$2,874
	Den Danske Bk Aktieselskab	—	Short-term investment	—	US$2,192	N/A	US$2,067
	Diageo Plc	—	Short-term investment	—	US$3,459	N/A	US$3,419
	Dow Chem Co.	—	Short-term investment	—	US$ 921	N/A	US$ 863
	European Invt Bk	—	Short-term investment	—	US$3,918	N/A	US$3,910
	European Invt Bk	—	Short-term investment	—	US$8,315	N/A	US$8,023
	Fifth Third Bk Cincinnati OH	—	Short-term investment	—	US$2,419	N/A	US$2,414
	First Data Corp.	—	Short-term investment	—	US$3,013	N/A	US$2,860
	Fleet Boston Corp.	—	Short-term investment	—	US$2,850	N/A	US$2,718
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$ 975	N/A	US$ 923
	Fleet Finl Group Inc. New	—	Short-term investment	—	US$ 494	N/A	US$ 474
	Fpl Group Cap Inc.	—	Short-term investment	—	US$1,001	N/A	US$ 997
	Fpl Group Cap Inc.	—	Short-term investment	—	US$ 860	N/A	US$ 845
	Gannett Co Inc.	—	Short-term investment	—	US$2,999	N/A	US$2,930
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$3,989	N/A	US$3,894
	General Elec Cap Corp. Mtn	—	Short-term investment	—	US$8,862	N/A	US$8,755
	General Re Corp.	—	Short-term investment	—	US$3,500	N/A	US$3,430
	Genworth Finl Inc.	—	Short-term investment	—	US$3,412	N/A	US$3,419
	Goldman Sachs Group Inc.	—	Short-term investment	—	US$4,981	N/A	US$4,970
	Goldman Sachs Group Inc.	—	Short-term investment	—	US$3,477	N/A	US$3,452
	Goldman Sachs Group LP	—	Short-term investment	—	US$1,637	N/A	US$1,530
	Greenpoint Finl Corp.	—	Short-term investment	—	US$ 974	N/A	US$ 959
	Gte Corp.	—	Short-term investment	—	US$2,134	N/A	US$2,041
	Hancock John Global Fdg II Mtn	—	Short-term investment	—	US$3,566	N/A	US$3,512
	Hancock John Global Fdg Mtn	—	Short-term investment	—	US$1,003	N/A	US$ 970
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$ 296	N/A	US$ 297
	Hartford Finl Svcs Group Inc.	—	Short-term investment	—	US$1,435	N/A	US$1,371
	Hbos Plc Medium Term Sr Nts	—	Short-term investment	—	US$3,201	N/A	US$3,181
	Hbos Plc Meduim Term Sr Nts	—	Short-term investment	—	US$2,977	N/A	US$2,940
	Heller Finl Inc.	—	Short-term investment	—	US$2,071	N/A	US$1,984
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Hershey Foods Corp.	—	Short-term investment	—	US$	1,627	N/A	US$	1,537
	Hewlett Packard Co.	—	Short-term investment	—	US$	3,373	N/A	US$	3,204
	Honeywell Inc.	—	Short-term investment	—	US$	3,284	N/A	US$	3,081
	Household Fin Corp.	—	Short-term investment	—	US$	2,993	N/A	US$	2,908
	Household Fin Corp.	—	Short-term investment	—	US$	532	N/A	US$	512
	Household Intl Inc.	—	Short-term investment	—	US$	2,878	N/A	US$	2,892
	HSBC Fin Corp Mtn	—	Short-term investment	—	US$	5,097	N/A	US$	5,066
	HSBC USA Inc. New	—	Short-term investment	—	US$	1,154	N/A	US$	1,091
	Huntington Natl Bk Columbus OH	—	Short-term investment	—	US$	2,954	N/A	US$	2,954
	ING Bank	—	Short-term investment	—	US$	2,114	N/A	US$	2,024
	ING Sec Life Instl Fdg	—	Short-term investment	—	US$	2,544	N/A	US$	2,485
	International Business Machs	—	Short-term investment	—	US$	2,249	N/A	US$	2,208
	International Lease Fin Corp.	—	Short-term investment	—	US$	2,031	N/A	US$	2,005
	Intl Lease Fin Corp. Mtn	—	Short-term investment	—	US$	3,028	N/A	US$	2,943
	Intl Lease Fin Corp. Mtn	—	Short-term investment	—	US$	2,471	N/A	US$	2,481
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,406	N/A	US$	3,353
	Jackson Natl Life Global Fdg	—	Short-term investment	—	US$	1,036	N/A	US$	1,006
	Jackson Natl Life Global Fdg S	—	Short-term investment	—	US$	1,999	N/A	US$	2,004
	JP Morgan Chase + Co.	—	Short-term investment	—	US$	3,663	N/A	US$	3,522
	Key Bk Na Med Term Nts Bk Entr	—	Short-term investment	—	US$	4,450	N/A	US$	4,409
	Keycorp Mtn Book Entry	—	Short-term investment	—	US$	3,500	N/A	US$	3,512
	Kraft Foods Inc.	—	Short-term investment	—	US$	773	N/A	US$	749
	Kraft Foods Inc.	—	Short-term investment	—	US$	1,037	N/A	US$	1,006
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,668	N/A	US$	1,631
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	499	N/A	US$	489
	Lehman Brothers Hldgs Inc.	—	Short-term investment	—	US$	1,163	N/A	US$	1,105
	Lincoln Natl Corp. In	—	Short-term investment	—	US$	519	N/A	US$	503
	Merita Bk Ltd. Ny Brh	—	Short-term investment	—	US$	538	N/A	US$	513
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	3,486	N/A	US$	3,421
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	1,992	N/A	US$	1,983
	Merrill Lynch + Co. Inc.	—	Short-term investment	—	US$	4,900	N/A	US$	4,891
	Metropolitan Life Global Mtn	—	Short-term investment	—	US$	1,907	N/A	US$	1,894
	Monumental Global Fdg II	—	Short-term investment	—	US$	1,534	N/A	US$	1,476
	Monumental Global Fdg II 2002A	—	Short-term investment	—	US$	1,045	N/A	US$	1,005
	Morgan Stanley	—	Short-term investment	—	US$	2,144	N/A	US$	2,142
	Morgan Stanley Group Inc.	—	Short-term investment	—	US$	4,507	N/A	US$	4,432
	National City Corp.	—	Short-term investment	—	US$	3,426	N/A	US$	3,378
	National Westminster Bk Plc	—	Short-term investment	—	US$	1,433	N/A	US$	1,355
	Nationwide Bldg Soc	—	Short-term investment	—	US$	3,457	N/A	US$	3,463
	Nationwide Bldg Soc Mtn	—	Short-term investment	—	US$	3,000	N/A	US$	3,001
	Nationwide Life Global Mtn	—	Short-term investment	—	US$	1,463	N/A	US$	1,459
	Pepsico Inc. Mtn Book Entry	—	Short-term investment	—	US$	3,818	N/A	US$	3,678
	Pnc Fdg Corp.	—	Short-term investment	—	US$	1,080	N/A	US$	1,029
	Popular North Amer Inc. Mtn	—	Short-term investment	—	US$	3,042	N/A	US$	2,931
	Premark Intl Inc.	—	Short-term investment	—	US$	2,954	N/A	US$	2,789
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Pricoa Global Fdg 1 Mtn	—	Short-term investment	—	US$	3,500	N/A	US$	3,502
	Protective Life Secd Trs	—	Short-term investment	—	US$	2,920	N/A	US$	2,903
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,648	N/A	US$	2,523
	Prudential Ins Co. Amer	—	Short-term investment	—	US$	2,774	N/A	US$	2,704
	Public Svc Elec Gas Co.	—	Short-term investment	—	US$	3,225	N/A	US$	3,184
	Regions Finl Corp. New	—	Short-term investment	—	US$	2,397	N/A	US$	2,378
	Reinsurance Group Amer Inc.	—	Short-term investment	—	US$	2,091	N/A	US$	2,012
	Royal Bk Scotland Group Plc	—	Short-term investment	—	US$	1,563	N/A	US$	1,489
	Safeco Corp.	—	Short-term investment	—	US$	765	N/A	US$	730
	Santander US Debt S A Uniperso	—	Short-term investment	—	US$	4,998	N/A	US$	4,974
	Sara Lee Corp.	—	Short-term investment	—	US$	1,596	N/A	US$	1,527
	Sbc Communications Inc.	—	Short-term investment	—	US$	1,776	N/A	US$	1,713
	Sbc Communications Inc.	—	Short-term investment	—	US$	3,681	N/A	US$	3,515
	Scotland Intl Fin B V 144a	—	Short-term investment	—	US$	1,533	N/A	US$	1,446
	Slm Corp.	—	Short-term investment	—	US$	500	N/A	US$	496
	Slm Corp. Medium Term Nts	—	Short-term investment	—	US$	2,950	N/A	US$	2,922
	Sp Powerassests Ltd. Global	—	Short-term investment	—	US$	991	N/A	US$	971
	St Paul Cos Inc. Mtn Bk Ent	—	Short-term investment	—	US$	2,661	N/A	US$	2,593
	Suntrust Bks Inc.	—	Short-term investment	—	US$	1,062	N/A	US$	1,014
	Swedbank Sparbanken Svenge Ab	—	Short-term investment	—	US$	1,084	N/A	US$	1,021
	Tiaa Global Mkts Inc.	—	Short-term investment	—	US$	519	N/A	US$	501
	Tribune Co. Med Trm Nts	—	Short-term investment	—	US$	2,943	N/A	US$	2,838
	Unitedhealth Group Inc.	—	Short-term investment	—	US$	3,119	N/A	US$	3,015
	US Bk Natl Assn Cincinnati Oh	—	Short-term investment	—	US$	2,669	N/A	US$	2,678
	Virginia Elec + Pwr Co.	—	Short-term investment	—	US$	2,884	N/A	US$	2,702
	Vodafone Group Plc New	—	Short-term investment	—	US$	2,559	N/A	US$	2,505
	Wal Mart Cda Venture Corp.	—	Short-term investment	—	US$	3,670	N/A	US$	3,511
	Washington Mut Fin Corp.	—	Short-term investment	—	US$	1,043	N/A	US$	1,007
	Washington Mut Inc.	—	Short-term investment	—	US$	4,735	N/A	US$	4,539
	Washington Post Co.	—	Short-term investment	—	US$	3,182	N/A	US$	3,023
	Wells Fargo + Co. New	—	Short-term investment	—	US$	3,697	N/A	US$	3,520
	Westfield Cap Corp. Ltd.	—	Short-term investment	—	US$	1,999	N/A	US$	2,007
	Wps Resources Corp.	—	Short-term investment	—	US$	1,107	N/A	US$	1,074
	Formosa Petrochemical Corporation		Short -term investment	—		$311,568	N/A		$301,946
	Taiwan Power Company		Long term investment	—		3,263,348	N/A		3,263,232
	Nan Ya Plastics Corporation		Long term investment	—		2,150,842	N/A		2,152,156
	China Steel Corporation		Long term investment	—		1,010,532	N/A		1,010,657
	Formosa Petrochemical Corporation		Long term investment	—		791,963	N/A		791,771
	Chinese Petroleum Corporation		Long term investment	—		705,436	N/A		704,878
	Far Eastone Telecommunications Co. Ltd.		Long term investment	—		300,026	N/A		300,001
	Formosa Plastics Corporation		Long term investment	—		268,855	N/A		270,086
	Formosa Chemicals & Fiber Corporation		Long term investment	—		134,369	N/A		137,529
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Agency bonds
	Fed Hm Ln Pc Pool 1H2520	—	Short-term investment	—	US$	3,753	N/A	US$	3,743
	Fed Hm Ln Pc Pool 1H2524	—	Short-term investment	—	US$	2,861	N/A	US$	2,838
	Fed Hm Ln Pc Pool 781959		Short-term investment		US$	7,112	N/A	US$	7,123
	Fed Hm Ln Pc Pool E89857	—	Short-term investment	—	US$	1,980	N/A	US$	1,923
	Fed Hm Ln Pc Pool G11295	—	Short-term investment	—	US$	1,753	N/A	US$	1,703
	Federal Home Ln Mtg		Short-term investment		US$	3,848	N/A	US$	3,834
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	887	N/A	US$	882
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,454	N/A	US$	3,406
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,954	N/A	US$	3,945
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,096	N/A	US$	5,977
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,280	N/A	US$	3,185
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,098	N/A	US$	4,102
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,905	N/A	US$	9,898
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	4,902	N/A	US$	4,843
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,755	N/A	US$	3,735
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	3,696	N/A	US$	3,668
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	110	N/A	US$	109
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	1,930	N/A	US$	1,887
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,030	N/A	US$	3,992
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,051	N/A	US$	4,000
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	1,668	N/A	US$	1,626
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	3,659	N/A	US$	3,655
	Federal Natl Mtg Assn Gtd	—	Short-term investment	—	US$	445	N/A	US$	432
	Fnma Pool 254507	—	Short-term investment	—	US$	2,286	N/A	US$	2,240
	Fnma Pool 254834	—	Short-term investment	—	US$	1,750	N/A	US$	1,729
	Fnma Pool 255883	—	Short-term investment	—	US$	3,771	N/A	US$	3,762
	Fnma Pool 685116	—	Short-term investment	—	US$	842	N/A	US$	817
	Fnma Pool 687863	—	Short-term investment	—	US$	3,570	N/A	US$	3,565
	Fnma Pool 696485	—	Short-term investment	—	US$	4,175	N/A	US$	4,167
	Fnma Pool 725095	—	Short-term investment	—	US$	1,562	N/A	US$	1,516
	Fnma Pool 730033	—	Short-term investment	—	US$	1,793	N/A	US$	1,771
	Fnma Pool 740934	—	Short-term investment	—	US$	1,775	N/A	US$	1,753
	Fnma Pool 790828	—	Short-term investment	—	US$	3,504	N/A	US$	3,407
	Fnma Pool 793025	—	Short-term investment	—	US$	3,306	N/A	US$	3,245
	Fnma Pool 793932	—	Short-term investment	—	US$	764	N/A	US$	742
	Fnma Pool 794040	—	Short-term investment	—	US$	940	N/A	US$	912
	Fnma Pool 795548	—	Short-term investment	—	US$	623	N/A	US$	610
	Fnma Pool 806642	—	Short-term investment	—	US$	1,573	N/A	US$	1,544
	Fnma Pool 815626	—	Short-term investment	—	US$	3,622	N/A	US$	3,625
	Fnma Pool 816594	—	Short-term investment	—	US$	2,657	N/A	US$	2,630
	Fnma Pool 825395	—	Short-term investment	—	US$	3,265	N/A	US$	3,229
	Fnma Pool 825398	—	Short-term investment	—	US$	4,949	N/A	US$	4,889
	Fnma Pool 841069	—	Short-term investment	—	US$	3,673	N/A	US$	3,649
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Gnma II Pool 081150	—	Short-term investment	—	US$	813	N/A	US$	796
	Gnma II Pool 081153	—	Short-term investment	—	US$	2,956	N/A	US$	2,884
	Federal Farm Cr Bks	—	Short-term investment	—	US$	3,985	N/A	US$	3,936
	Federal Home Ln Bank	—	Short-term investment	—	US$	3,962	N/A	US$	3,962
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,110	N/A	US$	6,083
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,454	N/A	US$	2,483
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,990	N/A	US$	2,991
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,932	N/A	US$	3,929
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,997	N/A	US$	4,966
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,962	N/A	US$	2,949
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,927	N/A	US$	4,896
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,976	N/A	US$	3,951
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,136	N/A	US$	4,103
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,939	N/A	US$	4,865
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,886	N/A	US$	7,977
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,233	N/A	US$	2,217
	Federal Home Ln Bks	—	Short-term investment	—	US$	8,672	N/A	US$	8,672
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,965	N/A	US$	4,926
	Federal Home Ln Bks	—	Short-term investment	—	US$	4,808	N/A	US$	4,816
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,558	N/A	US$	7,499
	Federal Home Ln Bks	—	Short-term investment	—	US$	8,594	N/A	US$	8,524
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,024	N/A	US$	2,980
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,972	N/A	US$	3,949
	Federal Home Ln Bks	—	Short-term investment	—	US$	7,887	N/A	US$	7,759
	Federal Home Ln Bks	—	Short-term investment	—	US$	19,846	N/A	US$	19,832
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,908	N/A	US$	6,901
	Federal Home Ln Bks	—	Short-term investment	—	US$	6,098	N/A	US$	5,895
	Federal Home Ln Bks	—	Short-term investment	—	US$	9,134	N/A	US$	9,008
	Federal Home Ln Bks	—	Short-term investment	—	US$	3,379	N/A	US$	3,304
	Federal Home Ln Bks	—	Short-term investment	—	US$	1,042	N/A	US$	1,001
	Federal Home Ln Bks	—	Short-term investment	—	US$	2,532	N/A	US$	2,419
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	3,388	N/A	US$	3,412
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	9,997	N/A	US$	9,778
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	6,980	N/A	US$	6,935
	Federal Home Ln Mtg Corp.	—	Short-term investment	—	US$	5,929	N/A	US$	5,941
	Federal Home Ln Mtg Corp. Mtn	—	Short-term investment	—	US$	4,930	N/A	US$	4,883
	Federal Home Loan Bank	—	Short-term investment	—	US$	3,475	N/A	US$	3,462
	Federal Home Loan Mtg Assn	—	Short-term investment	—	US$	4,847	N/A	US$	4,859
	Federal Home Loan Mtg Corp.	—	Short-term investment	—	US$	4,903	N/A	US$	4,893
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,921	N/A	US$	4,897
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	7,892	N/A	US$	7,889
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,943	N/A	US$	4,936
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	8,971	N/A	US$	8,935
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	4,430	N/A	US$	4,339
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	17,888	N/A	US$	17,753
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	5,928	N/A	US$	5,873
	Federal Natl Mtg Assn	—	Short-term investment	—	US$	7,926	N/A	US$	7,852
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	9,758	N/A	US$	9,772
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	15,787	N/A	US$	15,791
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	7,000	N/A	US$	6,919
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	2,876	N/A	US$	2,888
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	2,866	N/A	US$	2,870
	Federal Natl Mtg Assn Mtn	—	Short-term investment	—	US$	5,740	N/A	US$	5,643
	Corporate issued asset-backed securities
	American Home Mtg Invt Tr	—	Short-term investment	—	US$	411	N/A	US$	411
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	1,034	N/A	US$	1,014
	Americredit Automobile Rec Tr	—	Short-term investment	—	US$	2,000	N/A	US$	1,977
	Americredit Automobile Receiva	—	Short-term investment	—	US$	5,000	N/A	US$	4,971
	Americredit Automobile Receivb	—	Short-term investment	—	US$	4,949	N/A	US$	4,894
	Atlantic City Elc Trns Fdg LLC	—	Short-term investment	—	US$	680	N/A	US$	668
	Banc Amer Coml Mtg Inc.	—	Short-term investment	—	US$	4,462	N/A	US$	4,362
	Banc Amer Mtg Secs Inc.	—	Short-term investment	—	US$	4,030	N/A	US$	3,990
	Bank Of Amer Lease Equip Tr	—	Short-term investment	—	US$	2,986	N/A	US$	2,932
	Bear Stearns Alt A Tr	—	Short-term investment	—	US$	958	N/A	US$	958
	Bear Stearns Arm Tr	—	Short-term investment	—	US$	1,947	N/A	US$	1,952
	Bear Stearns Coml Mtg Secs Inc	—	Short-term investment	—	US$	6,350	N/A	US$	6,350
	California Infrastructure Dev	—	Short-term investment	—	US$	864	N/A	US$	839
	Capital Auto Receivables Asset	—	Short-term investment	—	US$	1,588	N/A	US$	1,566
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	2,650	N/A	US$	2,612
	Capital One Auto Fin Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,999
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	4,957	N/A	US$	4,863
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	3,974	N/A	US$	3,941
	Capital One Multi Asset Execut	—	Short-term investment	—	US$	2,999	N/A	US$	2,974
	Capital One Prime Auto Receiv	—	Short-term investment	—	US$	2,800	N/A	US$	2,781
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	4,453	N/A	US$	4,390
	Caterpillar Finl Asset Tr	—	Short-term investment	—	US$	8,219	N/A	US$	8,142
	Cendant Rent Car Fdg Aesop LLC	—	Short-term investment	—	US$	11,626	N/A	US$	11,400
	Centex Home Equity Ln Tr	—	Short-term investment	—	US$	3,500	N/A	US$	3,476
	Cit Equip Coll Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,941
	Citibank Cr Card Issuance Tr	—	Short-term investment	—	US$	9,782	N/A	US$	9,753
	Citicorp Mtg Secs	—	Short-term investment	—	US$	1,025	N/A	US$	1,017
	Cnh Equip Tr	—	Short-term investment	—	US$	5,000	N/A	US$	4,922
	Comm	—	Short-term investment	—	US$	1,383	N/A	US$	1,384
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	1,296	N/A	US$	1,282
	Credit Suisse First Boston Mtg	—	Short-term investment	—	US$	1,480	N/A	US$	1,470
	Cwabs Inc.	—	Short-term investment	—	US$	636	N/A	US$	636
	Cwabs Inc.	—	Short-term investment	—	US$	2,005	N/A	US$	2,007
	Cwabs Inc.	—	Short-term investment	—	US$	4,287	N/A	US$	4,289
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Cwalt Inc.	—	Short-term investment	—	US$	1,143	N/A	US$	1,133
	Cwmbs Inc.	—	Short-term investment	—	US$	1,255	N/A	US$	1,230
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	1,261	N/A	US$	1,260
	Daimlerchrysler Auto Tr	—	Short-term investment	—	US$	4,709	N/A	US$	4,658
	Deere John Owner Tr	—	Short-term investment	—	US$	2,501	N/A	US$	2,460
	Drive Auto Receivables Tr		Short-term investment	—	US$	3,200	N/A	US$	3,214
	Fifth Third Auto Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,976
	First Horizon Abs Tr	—	Short-term investment	—	US$	999	N/A	US$	1,001
	First Union Lehman Bros Mtg Tr	—	Short-term investment	—	US$	2,710	N/A	US$	2,580
	Ford Cr Auto Owner Tr	—	Short-term investment	—	US$	10,908	N/A	US$	10,789
	Granite Mtgs Plc	—	Short-term investment	—	US$	4,447	N/A	US$	4,447
	Gs Auto Ln Tr	—	Short-term investment	—	US$	1,899	N/A	US$	1,913
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	1,533	N/A	US$	1,515
	Harley Davidson Motorcycle Tr	—	Short-term investment	—	US$	5,999	N/A	US$	5,811
	Hertz Vehicle Financing LLC	—	Short-term investment	—	US$	5,350	N/A	US$	5,350
	Holmes Fing No 8 Plc	—	Short-term investment	—	US$	5,001	N/A	US$	5,003
	Household Automotive Tr	—	Short-term investment	—	US$	5,872	N/A	US$	5,843
	Hsbc Automotive Tr		Short-term investment	—	US$	2,999	N/A	US$	2,993
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	6,442	N/A	US$	6,330
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,250	N/A	US$	3,204
	Hyundai Auto Receivables Tr	—	Short-term investment	—	US$	3,999	N/A	US$	3,926
	Impac Cmb Tr	—	Short-term investment	—	US$	638	N/A	US$	638
	Impac Cmb Tr	—	Short-term investment	—	US$	534	N/A	US$	534
	Impac Secd Assets Corp.	—	Short-term investment	—	US$	880	N/A	US$	880
	Lb Ubs Coml Mtg Tr	—	Short-term investment	—	US$	4,001	N/A	US$	3,955
	Long Beach Accep Auto Receivab	—	Short-term investment	—	US$	2,526	N/A	US$	2,477
	Massachusetts Rrb Spl Purp Tr	—	Short-term investment	—	US$	3,900	N/A	US$	3,837
	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	206	N/A	US$	206
	Mastr Asset Backed Secs Tr	—	Short-term investment	—	US$	3,499	N/A	US$	3,503
	Mbna Master Cr Card Tr II	—	Short-term investment	—	US$	8,108	N/A	US$	7,818
	Monumentl Global Fdg II	—	Short-term investment	—	US$	1,000	N/A	US$	1,002
	National City Auto Receivables	—	Short-term investment	—	US$	914	N/A	US$	916
	Navistar Finl 2003 A Owner Tr	—	Short-term investment	—	US$	4,928	N/A	US$	4,863
	Nissan Auto Receivables	—	Short-term investment	—	US$	7,000	N/A	US$	6,918
	Onyx Accep Owner Tr	—	Short-term investment	—	US$	4,913	N/A	US$	4,866
	Pg+E Energy Recovery Fdg LLC	—	Short-term investment	—	US$	4,749	N/A	US$	4,663
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	2,202	N/A	US$	2,207
	Providian Gateway Owner Tr	—	Short-term investment	—	US$	3,992	N/A	US$	3,918
	Reliant Energy Transition Bd	—	Short-term investment	—	US$	4,973	N/A	US$	4,793
	Residential Asset Mtg Prods	—	Short-term investment	—	US$	2,967	N/A	US$	2,855
	Residential Asset Sec Mtg Pass	—	Short-term investment	—	US$	3,000	N/A	US$	2,948
	Residential Asset Sec Mtg Pass	—	Short-term investment	—	US$	3,780	N/A	US$	3,704
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	2,550	N/A	US$	2,496
	Residential Fdg Mtg Secs I Inc.	—	Short-term investment	—	US$	4,817	N/A	US$	4,737
	Revolving Home Equity Ln Tr	—	Short-term investment	—	US$	3,234	N/A	US$	3,235
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,209	N/A	US$	1,209
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,450	N/A	US$	1,455
	Sequoia Mtg Tr	—	Short-term investment	—	US$	1,070	N/A	US$	1,070
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	2,059	N/A	US$	2,012
	Structured Adj Rate Mtg Ln Tr	—	Short-term investment	—	US$	746	N/A	US$	735
	Structured Asset Invt Ln Tr	—	Short-term investment	—	US$	856	N/A	US$	855
	Toyota Auto Receivables 2003 B	—	Short-term investment	—	US$	4,970	N/A	US$	4,892
	Triad Auto Receivables Tr	—	Short-term investment	—	US$	3,339	N/A	US$	3,287
	TW Hotel Fdg 2005 Lc		Short-term investment	—	US$	8,197	N/A	US$	8,197
	Txu Elec Delivery Transition	—	Short-term investment	—	US$	3,103	N/A	US$	3,004
	Usaa Auto Owner Tr	—	Short-term investment	—	US$	3,718	N/A	US$	3,682
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	38	N/A	US$	38
	Wachovia Auto Owner Tr	—	Short-term investment	—	US$	4,999	N/A	US$	4,955
	Washington Mut Mtg Secs Corp.	—	Short-term investment	—	US$	4,067	N/A	US$	4,026
	Wells Fargo Finl Auto Owner Tr	—	Short-term investment	—	US$	5,299	N/A	US$	5,269
	Wells Fargo Mtg Bkd Secs	—	Short-term investment	—	US$	3,661	N/A	US$	3,632
	WFS Financial Owner Trust	—	Short-term investment	—	US$	4,133	N/A	US$	4,069
	WFS Finl	—	Short-term investment	—	US$	1,311	N/A	US$	1,308
	WFS Finl 2004 2 Owner Tr	—	Short-term investment	—	US$	4,994	N/A	US$	4,905
	WFS Finl 2004 4 Owner Tr	—	Short-term investment	—	US$	5,399	N/A	US$	5,320
	WFS Finl 2005 2 Oner Tr	—	Short-term investment	—	US$	2,250	N/A	US$	2,229
	Whole Auto Ln Tr	—	Short-term investment	—	US$	1,954	N/A	US$	1,968
	Whole Auto Ln Tr	—	Short-term investment	—	US$	4,000	N/A	US$	3,941
	Whole Auto Ln Tr	—	Short-term investment	—	US$	3,000	N/A	US$	2,927
	World Omni Auto Receivables Tr	—	Short-term investment	—	US$	5,963	N/A	US$	5,839

	Corporate issued notes
	Canadian Imperial BK	—	Short-term investment	—	US$	1,999	N/A	US$	1,999
	Canadian Imperial BK	—	Short-term investment	—	US$	3,015	N/A	US$	3,015
	Washington Mutual	—	Short-term investment	—	US$	3,000	N/A	US$	3,000

	Money market funds
	SSGA Cash Mgmt Global Offshore	—	Short-term investment	—	US$	7,936	N/A	US$	7,936

	Equity
	Horizon Venture Fund I, L.P.	—	Long-term investment	—		$280,179	N/A		$280,179
	Crimson Asia Capital Ltd., L.P.	—	Long-term investment	—		54,811	N/A		54,811

Chi Cherng	TSMC stock	Parent company	Short-term investment	16,454		458,564	—		1,022,605

Hsin Ruey	TSMC stock	Parent company	Short-term investment	16,484		459,511	—		1,024,521
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
TSMC International	Stock
	TSMC Development	Subsidiary	Long-term investment	1	US$	588,685	100	US$	588,685
	TSMC Technology	Subsidiary	Long-term investment	1	US$	5,647	100	US$	5,647
	InveStar	Subsidiary	Long-term investment	18,505	US$	21,833	97	US$	21,833
	InveStar II	Subsidiary	Long-term investment	51,300	US$	33,451	97	US$	33,451

TSMC Development	WaferTech stock	Subsidiary	Long-term investment	—	US$	368,886	99	US$	368,886

InveStar	Common stock
	RichTek Technology Corp.	—	Short-term investment	838	US$	71	—	US$	3,168
	Advanced Power Electronics Corp.	—	Short-term investment	525	US$	210	2	US$	670
	SiRF Technology Holdings, Inc.	—	Short-term investment	10	US$	44	—	US$	294
	Broadtek Electronics Corp.	—	Short-term investment	29	US$	9	—	US$	12
	Monolithic Power Systems, Inc.	—	Short-term investment	1,975	US$	1,567	7	US$	28,256
	Global Testing Corp.	—	Short-term investment	58,044	US$	4,961	8	US$	9,161
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	530	US$	154	4	US$	154
	Signia Technologies, Inc.	—	Long-term investment	701	US$	201	3	US$	201
	Advanced Power Electronics Corp.	—	Long-term investment	674	US$	270	2	US$	860
	Broadtek Electronics Corp.	—	Long-term investment	116	US$	37	—	US$	47
	RichTek Technology Corp.	—	Long-term investment	421	US$	36	—	US$	1,591

	Preferred stock
	Integrated Memory Logic, Inc.	—	Long-term investment	1,831	US$	1,220	9	US$	1,220
	Sensory, Inc.	—	Long-term investment	1,404	US$	125	6	US$	125
	IP Unity, Inc.	—	Long-term investment	1,008	US$	494	3	US$	494
	Sonics, Inc.	—	Long-term investment	2,686	US$	3,530	4	US$	3,530
	NanoAmp Solutions, Inc.	—	Long-term investment	541	US$	853	2	US$	853
	Memsic, Inc.	—	Long-term investment	2,727	US$	1,500	10	US$	1,500
	Reflectivity, Inc.	—	Long-term investment	1,064	US$	741	2	US$	741

InveStar II	Common stock
	Monolithic Power Systems, Inc.	—	Short-term investment	864	US$	2,081	3	US$	12,370
	GeoVision, Inc.	—	Short-term investment	336	US$	74	1	US$	1,023
	Advanced Analogic Technology, Inc.	—	Short-term investment	484	US$	1,261	1	US$	6,969
	RichTek Technology Corp.	—	Short-term investment	386	US$	192	—	US$	1,458
	Signia Technologies, Inc.	—	Long-term investment	351	US$	101	1	US$	101
	Ralink Technology (Taiwan), Inc.	—	Long-term investment	1,833	US$	791	3	US$	791
	Procoat Technology, Inc.	—	Long-term investment	5,123	US$	1,940	10	US$	1,940
	Capella Microsystems (Taiwan), Inc.	—	Long-term investment	419	US$	122	2	US$	122
	Auden Technology MFG. Co., Ltd.	—	Long-term investment	953	US$	410	4	US$	410
	EoNEX Technologies, Inc.	—	Long-term investment	55	US$	3,048	5	US$	3,048
	Conwise Technology Corporation, Ltd.	—	Long-term investment	2,800	US$	204	9	US$	204
	Goyatek Technology, Corp.	—	Long-term investment	2,088	US$	545	7	US$	545
	Trendchip Technologies Corp.	—	Long-term investment	2,000	US$	574	5	US$	574
	EON Technology, Corp.	—	Long-term investment	3,264	US$	1,175	8	US$	1,175
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	eChannelOpen Holding, Inc.	—	Long-term investment	358	US$	251	4	US$	251
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	270	US$	27	1	US$	27
	Epic Communications, Inc.	—	Long-term investment	302	US$	37	1	US$	37
	RichTek Technology Corp.	—	Long-term investment	198	US$	98	—	US$	872
	GeoVision, Inc.	—	Long-term investment	15	US$	3	—	US$	50

	Preferred stock
	Memsic, Inc.	—	Long-term investment	2,289	US$	1,560	8	US$	1,560
	NanoAmp Solutions, Inc.	—	Long-term investment	375	US$	1,500	1	US$	1,500
	Sonics, Inc.	—	Long-term investment	3,082	US$	3,082	5	US$	3,082
	Reflectivity, Inc.	—	Long-term investment	4,255	US$	2,205	5	US$	2,205
	Kilopass Technologies, Inc.	—	Long-term investment	3,887	US$	2,000	18	US$	2,000
	FangTek, Inc.	—	Long-term investment	6,806	US$	3,250	34	US$	3,250
	eLCOS Microdisplay Technology, Ltd.	—	Long-term investment	2,667	US$	3,500	15	US$	3,500
	Alchip Technologies Limited	—	Long-term investment	2,597	US$	2,950	18	US$	2,950

Emerging Alliance	Common stock
	Global Investment Holding, Inc.	—	Long-term investment	10,800		$100,000	6		$100,000
	RichWave Technology Corp.	—	Long-term investment	3,380	US$	1,247	13	US$	1,247
	NetLogic Microsystems, Inc.	—	Long-term investment	113	US$	1,388	1	US$	3,051
	Quake Technologies, Inc.	—	Long-term investment	46	US$	35	—	US$	35
	Pixim, Inc.	—	Long-term investment	1,924	US$	512	4	US$	512

	Preferred stock
	Quake Technologies, Inc.	—	Long-term investment	555	US$	415	1	US$	415
	Pixim, Inc.	—	Long-term investment	2,193	US$	583	—	US$	583
	Ikanos Communication, Inc.	—	Long-term investment	7,446	US$	3,125	3	US$	3,125
	Quicksilver Technology, Inc.	—	Long-term investment	1,049	US$	—	4	US$	—
	Mosaic Systems, Inc.	—	Long-term investment	2,481	US$	12	6	US$	12
	Zenesis Technologies, Inc.	—	Long-term investment	1,204	US$	699	4	US$	699
	Reflectivity, Inc.	—	Long-term investment	4,848	US$	2,479	4	US$	2,479
	Miradia, Inc.	—	Long-term investment	3,040	US$	1,000	4	US$	1,000
	Axiom Microdevices, Inc.	—	Long-term investment	1,000	US$	1,000	3	US$	1,000
	Optichron, Inc.	—	Long-term investment	714	US$	1,000	4	US$	1,000
	NuCORE Technology Inc.	—	Long-term investment	2,254	US$	1,455	2	US$	1,455
	Next IO, Inc.	—	Long-term investment	800	US$	500	2	US$	500
	Audience, Inc.	—	Long-term investment	1,654	US$	250	2	US$	250
	Centrality Communications, Inc.	—	Long-term investment	1,325	US$	1,800	3	US$	1,800
	Britestream Networks, Inc. (Layer N Networks, Inc.)	—	Long-term investment	2,444	US$	1,172	2	US$	1,172
	Teknovus, Inc.	—	Long-term investment	6,977	US$	1,327	3	US$	1,327
	Optimal Corporation	—	Long-term investment	485	US$	500	6	US$	500
	Mobilygen Corporation	—	Long-term investment	1,415	US$	750	1	US$	750
(Continued)

				December 31, 2005
								Market Value or
					Carrying Value			Net Asset Value
		Relationship with the	Financial Statement	Shares/Units	(US$ in		Percentage of	(US$ in
Held Company Name	Marketable Securities Type and Name	Company	Account	(in Thousands)	Thousands)		Ownership	Thousands)		Note
	Warrants
	Pixim, Inc.	—	Long-term investment	242		—	—	—

Partners	Common stock
	VisEra Holding Company	—	Long-term investment	18,931	US$	19,862	50	US$	19,862

VTAF II	Common stock
	Yobon Technologies, Inc.	—	Long-term investment	1,675	US$	787	17	US$	787
	Sentelic, Corp.	—	Long-term investment	600	US$	1,022	15	US$	1,022

	Preferred stock
	Powerprecise Solutions, Inc.	—	Long-term investment	1,032	US$	1,000	8	US$	1,000
	Tzero Technologies, Inc.	—	Long-term investment	244	US$	500	2	US$	500
	Miradia, Inc.	—	Long-term investment	1,809	US$	1,600	2	US$	1,600
	Axiom Microdevices, Inc.	—	Long-term investment	761	US$	776	2	US$	776
	Next IO, Inc.	—	Long-term investment	216	US$	182	—	US$	182
	Ageia Technologies, Inc.	—	Long-term investment	1,969	US$	2,000	2	US$	2,000
	Audience, Inc.	—	Long-term investment	531	US$	102	1	US$	102
	GemFire Corporation	—	Long-term investment	600	US$	600	1	US$	600
	Optichron, Inc.	—	Long-term investment	353	US$	869	2	US$	869
	Leadtrend Technology, Inc.	—	Long-term investment	900	US$	431	5	US$	431
	Aquantia Corporation	—	Long-term investment	1,401	US$	1,150	5	US$	1,150
	Xceive Corporation	—	Long-term investment	714	US$	1,000	2	US$	1,000
	5V Technologies,Inc	—	Long-term investment	1,333	US$	1,000	—	US$	1,000
	Power Analog Microelectronics	—	Long-term investment	2,000	US$	1,500	7	US$	1,500
	Impinj,Inc	—	Long-term investment	257	US$	500	—	US$	500

	Warrants
	Aquantia Corporation	—	Long-term investment	46		$—	—		$—

GUC	Stock
	Global Unichip Corporation — NA	Subsidiary	Long-term investment	100		4,715	100		4,715
	Global Unichip Japan	Subsidiary	Long-term investment	—		2,153	100		2,153

TABLE 4
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEAR END DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying		Gain (Loss)			Amount
					Shares/Units	Amount		Shares/Units	Amount		Shares/Units	Amount		Value		on Disposal		Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	(in	(US$ in		(in	(US$ in		(in	(US$ in		(US$ in		(US$ in		(in	Thousands)
Company Name	Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		Thousands)	(Note 2)
The Company	Bond funds
	JF Taiwan Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	78,698		$1,153,209	—		$—	16,689		$250,000		$244,553		$5,447	62,009		$908,656
	JF Taiwan First Bond Fund	Short-term investment	JF Asset Management (Taiwan) Ltd.	—	84,886		1,151,463	—		—	21,755		300,000		295,104		4,896	63,131		856,359
	Invesco R.O.C. Bond Fund	Short-term investment	INVESCO Asset Management Taiwan	—	76,705		1,101,911	—		—	76,705		1,121,779		1,101,911		19,868	—		—
	Dresdner Bond DAM Fund	Short-term investment	Allianz Dresdner Securities	—	80,833		900,000	—		—	11,530		130,000		128,383		1,617	69,303		771,617
			Investment Consulting Co., Ltd.
	Barits Bond Fund	Short-term investment	Barits Securities Investment Trust	—	76,640		900,000	—		—	76,640		915,204		900,000		15,204	—		—
			Co., Ltd.
	Shinkong Chi-Shin Fund	Short-term investment	Shinkong Investment Trust Co., Ltd.	—	151,594		2,100,000	—		—	96,531		1,360,000		1,337,229		22,771	55,063		762,771

	Bonds under repurchase agreement	Short-term investment	Chung Shing Bills Finance Corp. and several financial institutions	—	—		249,449	—		—	—		251,784		249,449		2,335	—		—

	Government bonds
	2003 Government Bond Series A	Short-term investment	BNP and several financial	—	—		1,207,409	—		—	—		1,216,500		1,207,409		9,091	—		—
			institutions
	2004 Government Bond Series E	Short-term investment	Chung Shing Bills Finance Corp.	—	—		—	—		300,472	—		—		—		—	—		300,472
			and several financial institutions
	2002 Government Bond Series B	Long-term investment	China Bills Finance Corp. and	—	—		—	—		360,608	—		—		—		—	—		355,936
			several financial institutions
	2002 Government Bond Series F	Long-term investment	China Bills Finance Corp. and	—	—		—	—		149,440	—		—		—		—	—		149,441
			several financial institutions
	2005 Government Bond Series A	Long-term investment	China Bills Finance Corp. and
			several financial institutions	—	—		—	—		2,548,689	—		—		—		—	—		2,548,977
	Kreditanstalt Fur Wiederaufbau	Short-term investment	—	—	—		—	—	US$	6,881	—		—		—		—	—	US$	6,881
	United States Treas NTS	Short-term investment	—	—	—	US$	192,357	—	US$	494,515	—	US$	637,301	US$	639,356	US$	(2,055)	—	US$	47,516

	Corporate bonds
	Taiwan Power Company	Short-term investment	China Bills Finance Corp.	—	—		$2,777,798	—		$—	—		$2,807,500		$2,777,798		$29,702	—		$—
	Formosa Petrochemical Corporation	Short-term investment	China Bills Finance Corp.	—	—		—	—		311,568	—		—		—		—	—		311,568
	Allstate Finl Global Fdg LLC	Short-term investment	—	—	—	US$	3,171	—		—	—	US$	3,086	US$	3,171	US$	(85)	—		—
	American Intl Group Inc. Mtnf	Short-term investment	—	—	—	US$	3,795	—		—	—	US$	3,793	US$	3,795	US$	(2)	—		—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—		—	—	US$	3,329	—		—		—		—	—	US$	3,329
	Bear Stearns Cos Inc.	Short-term investment	—	—	—	US$	3,518	—		—	—	US$	3,484	US$	3,518	US$	(34)	—		—
	Bear Stearns Cos Inc.	Short-term investment	—	—	—		—	—	US$	3,757	—		—		—		—	—	US$	3,757
	Bear Stearns Cos Inc. Medium Te	Short-term investment	—	—	—	US$	3,105	—		—	—	US$	3,106	US$	3,105	US$	1	—		—
	Caterpillar Finl Svcs Mtn	Short-term investment	—	—	—		—	—	US$	5,721	—		—		—		—	—	US$	5,721
	Citigroup Inc.	Short-term investment	—	—	—	US$	3,583	—		—	—	US$	3,512	US$	3,583	US$	(71)	—		—
	Countrywide Fdg Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—	US$	3,500	US$	3,500		—	—		—
	Countrywide Finl Corp.	Short-term investment	—	—	—		—	—	US$	3,000	—	US$	3,000	US$	3,000		—	—		—
	Credit Suisse Fb USA Inc.	Short-term investment	—	—	—	US$	2,645	—	US$	4,141	—	US$	2,593	US$	2,645	US$	(52)	—	US$	4,141
	Credit Suisse First Boston USA	Short-term investment	—	—	—		—	—	US$	3,832	—	US$	3,780	US$	3,832	US$	(52)	—		—
	Deere John Cap Corp.	Short-term investment	—	—	—		—	—	US$	5,079	—		—		—		—	—	US$	5,079
	European Invt BK	Short-term investment	—	—	—		—	—	US$	3,918	—		—		—		—	—	US$	3,918
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,467	—		—	—	US$	3,432	US$	3,467	US$	(35)	—		—
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,989	—		—		—		—	—	US$	3,989
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—		—	—	US$	8,862	—		—		—		—	—	US$	8,862

																			(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying		Gain (Loss)			Amount
					Shares/Units	Amount		Shares/Units	Amount		Shares/Units	Amount		Value		on Disposal		Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	(in	(US$ in		(in	(US$ in		(in	(US$ in		(US$ in		(US$ in		(in	Thousands)
Company Name	Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		Thousands)	(Note 2)
	General Elec Cap Corp. Mtn	Short-term investment	—	—	—	US$	3,886	—	US$	—	—	US$	3,823	US$	3,886	US$	(63)	—	US$	—
	General Re Corp.	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Goldman Sachs Group Inc.	Short-term investment	—	—	—		—	—	US$	4,981	—		—		—		—	—	US$	4,981
	Goldman Sachs Group Inc.	Short-term investment	—	—	—		—	—	US$	3,477	—		—		—		—	—	US$	3,477
	Goldman Sachs Group Inc. Mtn	Short-term investment	—	—	—	US$	3,505	—		—	—	US$	3,506	US$	3,505	US$	1	—		—
	Hancock John Global Fdg II Mtn	Short-term investment	—	—	—		—	—	US$	3,566	—		—		—		—	—	US$	3,566
	Hbos Plc Medium Term Sr Nts	Short-term investment	—	—	—		—	—	US$	3,201	—		—		—		$—	—	US$	3,201
	Household Fin Corp. Mtn Bk Ent	Short-term investment	—	—	—	US$	3,542	—		—	—	US$	3,488	US$	3,542	US$	(54)	—		—
	HSBC Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	7,894	—	US$	2,780	US$	2,797	US$	(17)	—	US$	5,097
	ING Sec Life Ins Ingslf	Short-term investment	—	—	—	US$	3,012	—		—	—	US$	3,008	US$	3,012	US$	(4)	—		—
	International Business Machs	Short-term investment	—	—	—		—	—	US$	7,247	—	US$	4,994	US$	4,998	US$	(4)	—	US$	2,249
	Intl Lease Fin Corp. Mtn	Short-term investment	—	—	—		—	—	US$	3,028	—		—		—		—	—	US$	3,028
	JP Morgan Chase + Co.	Short-term investment	—	—	—		—	—	US$	3,406	—		—		—		—	—	US$	3,406
	Key Bk Na Med Term Nts Bk Entr	Short-term investment	—	—	—		—	—	US$	4,450	—		—		—		—	—	US$	4,450
	Lehman Brothers Hldgs Inc.	Short-term investment	—	—	—	US$	3,705	—		—	—	US$	3,511	US$	3,705	US$	(194)	—		—
	Merrill Lynch + Co. Inc.	Short-term investment	—	—	—		—	—	US$	4,900	—		—		—		—	—	US$	4,900
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	US$	1,050	—	US$	4,507	—	US$	1,022	US$	1,050	US$	(28)	—	US$	4,507
	Morgan Stanley Group Inc.	Short-term investment	—	—	—	US$	3,638	—		—	—	US$	3,571	US$	3,638	US$	(67)	—		—
	National City Corp.	Short-term investment	—	—	—		—	—	US$	3,426	—		—		—		—	—	US$	3,426
	Nationsbank Corp.	Short-term investment	—	—	—	US$	3,644	—		—	—	US$	3,522	US$	3,644	US$	(122)	—		—
	Nationwide Bldg Soc Mtn	Short-term investment	—	—	—		—	—	US$	3,000	—		—		—		—	—	US$	3,000
	Ppg Inds Inc.	Short-term investment	—	—	—		—	—	US$	3,571	—		—		—		—	—		—
	Pricoa Global Fdg 1 Mtn	Short-term investment	—	—	—		—	—	US$	3,500	—		—		—		—	—	US$	3,500
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	US$	3,050	—		—	—	US$	3,052	US$	3,050	US$	2	—		—
	Pricoa Global Fdg I Mtn	Short-term investment	—	—	—	US$	3,507	—		—	—	US$	3,510	US$	3,507	US$	3	—		—
	Principal Life Global Fdg I Gl	Short-term investment	—	—	—	US$	3,168	—		—	—	US$	3,049	US$	3,168	US$	(119)	—		—
	Public Svc Elec Gas Co.	Short-term investment	—	—	—		—	—	US$	3,225	—		—		—		—	—	US$	3,225
	Salomon Smith Barney Hldgs Inc.	Short-term investment	—	—	—	US$	3,160	—		—	—	US$	3,046	US$	3,160	US$	(114)	—		—
	Santander Us Debt S A Uniperso	Short-term investment	—	—	—		—	—	US$	4,998	—		—		—		—	—	US$	4,998
	Wachovia Corp.	Short-term investment	—	—	—	US$	3,720	—		—	—	US$	3,568	US$	3,720	US$	(152)	—		—
	Washington Mut Fin Corp.	Short-term investment	—	—	—	US$	4,768	—		—	—	US$	3,591	US$	3,725	US$	(134)	—	US$	1,043
	Taiwan Power Company	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		$915,276	—		$2,967,681	—		$600,000		$600,000		$—	—		$3,263,348
	Nan Ya Plastics Corporation	Long-term investment	China Bills Finance Corp. and several financial institutions	—	—		407,526	—		1,883,901	—		132,000		132,000		—	—		2,150,842

	Agency bonds
	Federal Farm Cr Bks	Short-term investment	—	—	—		—	—	US$	3,985	—		—		—		—	—	US$	3,985
	Federal Home Ln Bank	Short-term investment	—	—	—		—	—	US$	3,962	—		—		—		—	—	US$	3,962
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	6,110	—		—		—		—	—	US$	6,110
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	4,948	—		—	—	US$	4,947	US$	4,948	US$	(1)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,962	—		—	—	US$	4,954	US$	4,972	US$	(18)	—	US$	2,990
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	13,953	—		—	—	US$	13,888	US$	13,953	US$	(65)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	3,932	—		—		—		—	—	US$	3,932
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	13,981	—		—	—	US$	13,906	US$	13,981	US$	(75)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	13,983	—		—	—	US$	13,865	US$	13,983	US$	(118)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,042	—		—	—	US$	6,946	US$	7,042	US$	(96)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,014	—		—	—	US$	6,883	US$	7,014	US$	(131)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,136	—		—		—		—	—	US$	4,136
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,939	—		—		—		—	—	US$	4,939
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	7,886	—		—		—		—	—	US$	7,886
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	8,672	—		—		—		—	—	US$	8,672
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	7,018	—	US$	3,960	—	US$	10,863	US$	10,978	US$	(115)	—		—
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	4,965	—		—		—		—	—	US$	4,965

																			(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying		Gain (Loss)			Amount
					Shares/Units	Amount		Shares/Units	Amount		Shares/Units	Amount		Value		on Disposal		Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	(in	(US$ in		(in	(US$ in		(in	(US$ in		(US$ in		(US$ in		(in	Thousands)
Company Name	Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		Thousands)	(Note 2)
	Federal Home Ln Bks	Short-term investment	—	—	—	US$	—	—	US$	4,808	—	US$	—	US$	—	US$	—	—	US$	4,808
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	7,558	—		—		—		—	—	US$	7,558
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	8,594	—		—		—		—	—	US$	8,594
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	3,024	—		—		—		—	—	US$	3,024
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	3,972	—		—		—		—	—	US$	3,972
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	7,887	—		—		—		—	—	US$	7,887
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	19,846	—		—		—		—	—	US$	19,846
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	6,908	—		—		—		—	—	US$	6,908
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	9,134	—		—		—		—	—	US$	9,134
	Federal Home Ln Bks	Short-term investment	—	—	—		—	—	US$	3,379	—		—		—		—	—	US$	3,379
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	US$	4,933	—		—	—	US$	4,960	US$	4,933	US$	27	—		—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	US$	4,953	—		—	—	US$	4,938	US$	4,953	US$	(15)	—		—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	6,925	—	US$	6,931	US$	6,925	US$	6	—		—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—	US$	6,978	—		—	—	US$	6,926	US$	6,978	US$	(52)	—		—
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	6,980	—		—		—		—	—	US$	6,980
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	5,929	—		—		—		—	—	US$	5,929
	Federal Home Loan Bank	Short-term investment	—	—	—		—	—	US$	3,475	—		—		—		—	—	US$	3,475
	Federal Home Loan Corp.	Short-term investment	—	—	—		—	—	US$	7,989	—	US$	7,928	US$	7,989	US$	(61)	—		—
	Federal Home Loan Mtg Corp.	Short-term investment	—	—	—	US$	4,903	—	US$	9,819	—	US$	9,798	US$	9,819	US$	(21)	—	US$	4,903
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$	3,466	—		—	—	US$	3,485	US$	3,466	US$	19	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$	6,903	—		—	—	US$	6,943	US$	6,903	US$	40	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$	5,270	—		—	—	US$	5,247	US$	5,270	US$	(23)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$	6,940	—		—	—	US$	6,937	US$	6,940	US$	(3)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$	4,981	—		—	—	US$	4,953	US$	4,981	US$	(28)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,921	—		—		—		—	—	US$	4,921
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	7,892	—		—		—		—	—	US$	7,892
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	5,337	—	US$	5,300	US$	5,337	US$	(37)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—	US$	6,997	—		—	—	US$	6,956	US$	6,997	US$	(41)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,943	—		—		—		—	—	US$	4,943
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	14,952	—	US$	5,964	US$	5,981	US$	(17)	—	US$	8,971
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,430	—		—		—		—	—	US$	4,430
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,061	—	US$	4,041	US$	4,061	US$	(20)	—		—
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	17,888	—		—		—		—	—	US$	17,888
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	5,928	—		—		—		—	—	US$	5,928
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	7,926	—		—		—		—	—	US$	7,926
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—		—	—	US$	9,758	—		—		—		—	—	US$	9,758
	Federal Natl Mtg Assn Mtn	Short-term investment	—	—	—		—	—	US$	5,740	—		—		—		—	—	US$	5,740
	Freddie Mac	Short-term investment	—	—	—	US$	4,929	—		—	—	US$	4,931	US$	4,929	US$	2	—		—
	Fed Hm Ln Pc Pool 1H2520	Short-term investment	—	—	—		—	—	US$	3,961	—		—		—		—	—	US$	3,753
	Fed Hm Ln Pc Pool 781959	Short-term investment	—	—	—		—	—	US$	7,913	—		—		—		—	—	US$	7,112
	Fed Hm Ln Pc Pool 847290	Short-term investment	—	—	—		—	—	US$	4,173	—	US$	4,170	US$	4,173	US$	(3)	—		—
	Federal Home Ln Mtg	Short-term investment	—	—	—		—	—	US$	3,958	—		—		—		—	—	US$	3,848
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	3,954	—		—		—		—	—	US$	3,954
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	4,154	—		—		—		—	—	US$	4,098
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	9,955	—		—		—		—	—	US$	9,905
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	5,389	—		—		—		—	—	US$	4,902
	Federal Home Ln Mtg Corp.	Short-term investment	—	—	—		—	—	US$	3,930	—		—		—		—	—	US$	3,755
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	3,918	—		—		—		—	—	US$	3,696
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,030	—		—		—		—	—	US$	4,030
	Federal Natl Mtg Assn	Short-term investment	—	—	—		—	—	US$	4,051	—		—		—		—	—	US$	4,051
	Federal Natl Mtg Assn Gtd	Short-term investment	—	—	—		—	—	US$	3,892	—		—		—		—	—	US$	3,659
	Fnma Pool 255883	Short-term investment	—	—	—		—	—	US$	3,827	—		—		—		—	—	US$	3,771
	Fnma Pool 687863	Short-term investment	—	—	—		—	—	US$	3,848	—		—		—		—	—	US$	3,570
	Fnma Pool 696485	Short-term investment	—	—	—		—	—	US$	4,345	—		—		—		—	—	US$	4,175
	Fnma Pool 793025	Short-term investment	—	—	—		—	—	US$	3,915	—		—		—		—	—	US$	3,306
	Fnma Pool 815626	Short-term investment	—	—	—		—	—	US$	3,663	—		—		—		—	—	US$	3,622

(Continued)

					Beginning Balance			Acquisition			Disposal (Note 1)							Ending Balance
														Carrying		Gain (Loss)			Amount
					Shares/Units	Amount		Shares/Units	Amount		Shares/Units	Amount		Value		on Disposal		Shares/Units	(US$ in
	Marketable Securities Type and	Financial Statement		Nature of	(in	(US$ in		(in	(US$ in		(in	(US$ in		(US$ in		(US$ in		(in	Thousands)
Company Name	Name	Account	Counter-party	Relationship	Thousands)	Thousands)		Thousands)	Thousands)		Thousands)	Thousands)		Thousands)		Thousands)		Thousands)	(Note 2)
	Fnma Pool 825395	Short-term investment	—	—	—		—	—	US$	3,417	—		—		—		—	—	US$	3,265
	Fnma Pool 825398	Short-term investment	—	—	—		—	—	US$	5,246	—		—		—		—	—	US$	4,949
	Fnma Pool 841069	Short-term investment	—	—	—		—	—	US$	3,966	—		—		—		—	—	US$	3,673

	Corporate issued asset - backed securities
	Aesop Fdg II LLC	Short-term investment	—	—	—	US$	4,955	—		—	—	US$	4,958	US$	4,955	US$	3	—		—
	American Express Cr Account Ma	Short-term investment	—	—	—	US$	3,445	—		—	—	US$	3,428	US$	3,445	US$	(17)	—		—
	Americredit Automobile Receiv	Short-term investment	—	—	—		—	—	US$	5,000	—		—		—		—	—	US$	5,000
	Bear Stearns Coml Mtg Secs Inc.	Short-term investment	—	—	—		—	—	US$	6,350	—		—		—		—	—	US$	6,350
	BMW Ven Owner Tr	Short-term investment	—	—	—	US$	4,978	—		—	—	US$	4,874	US$	4,907	US$	(33)	—		—
	California Infr + Economic Dev	Short-term investment	—	—	—	US$	4,298	—		—	—	US$	4,153	US$	4,298	US$	(145)	—		—
	California Infras + Economic	Short-term investment	—	—	—	US$	6,126	—		—	—	US$	5,103	US$	5,228	US$	(125)	—		—
	Capital One Multi Asset Execut	Short-term investment	—	—	—		—	—	US$	3,974	—		—		—		—	—	US$	3,974
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—	US$	10,008	—		—	—	US$	4,943	US$	5,009	US$	(66)	—	US$	4,453
	Caterpillar Finl Asset Tr	Short-term investment	—	—	—		—	—	US$	8,219	—		—		—		—	—	US$	8,219
	Cendant Rent Car Fdg Aesop LLC	Short-term investment	—	—	—		—	—	US$	11,626	—		—		—		—	—	US$	11,626
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—	US$	4,959	—		—	—	US$	4,948	US$	4,959	US$	(11)	—		—
	Citibank Cr Card Issuance Tr	Short-term investment	—	—	—		—	—	US$	9,782	—		—		—		—	—	US$	9,782
	Cwabs Inc.	Short-term investment	—	—	—	US$	1,903	—	US$	1,865	—	US$	3,440	US$	3,435	US$	5	—		—
	Cwmbs Inc.	Short-term investment	—	—	—	US$	4,040	—		—	—	US$	3,479	US$	3,492	US$	(13)	—		—
	Cwmbs Inc.	Short-term investment	—	—	—		—	—	US$	4,040	—	US$	3,842	US$	3,823	US$	(19)	—		—
	Daimlerchrysler Auto Tr	Short-term investment	—	—	—	US$	4,897	—		—	—	US$	4,873	US$	4,897	US$	(24)	—		—
	Drive Auto Receivables Tr	Short-term investment	—	—	—		—	—	US$	3,200	—		—		—		—	—	US$	3,200
	First USA Credit Cr Master Tr	Short-term investment	—	—	—	US$	5,011	—		—	—	US$	5,007	US$	5,011	US$	(4)	—		—
	Hertz Vehicle Financing LLC	Short-term investment	—	—	—		—	—	US$	5,350	—		—		—		—	—	US$	5,350
	Honda Auto Receivables	Short-term investment	—	—	—	US$	5,000	—		—	—	US$	4,984	US$	5,000	US$	(16)	—		—
	Household Automotive Tr	Short-term investment	—	—	—		—	—	US$	8,352	—		—		—		—	—	US$	5,872
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—		—	—	US$	3,250	—		—		—		—	—	US$	3,250
	Hyundai Auto Receivables Tr	Short-term investment	—	—	—		—	—	US$	3,999	—		—		—		—	—	US$	3,999
	Lb Ubs Coml Mtg Tr	Short-term investment	—	—	—		—	—	US$	4,243	—		—		—		—	—	US$	4,001
	Massachusetts Rrb Spl Purp Tr	Short-term investment	—	—	—		—	—	US$	3,900	—		—		—		—	—	US$	3,900
	Mastr Asset Backed Secs Tr	Short-term investment	—	—	—		—	—	US$	3,825	—		—		—		—	—	US$	206
	Mastr Asset Backed Secs Tr	Short-term investment	—	—	—		—	—	US$	3,499	—		—		—		—	—	US$	3,499
	Mbna Cr Card Master Nt Tr	Short-term investment	—	—	—		—	—	US$	5,018	—	US$	5,015	US$	5,018	US$	(3)	—		—
	Mbna Master Cr Card Tr II	Short-term investment	—	—	—		—	—	US$	8,108	—		—		—		—	—	US$	8,108
	Nissan Auto Receivables Own Tr	Short-term investment	—	—	—	US$	4,999	—		—	—	US$	4,989	US$	4,999	US$	(10)	—		—
	Nissan Auto Receivables Owner	Short-term investment	—	—	—	US$	4,853	—		—	—	US$	4,880	US$	4,853	US$	27	—		—
	Pg+E Energy Recovery Fdg LLC	Short-term investment	—	—	—		—	—	US$	4,749	—		—		—		—	—	US$	4,749
	Prime Cr Card Master Tr	Short-term investment	—	—	—		—	—	US$	4,080	—		—		—		—	—		—
	Residential Asset Sec Mtg Pass	Short-term investment	—	—	—		—	—	US$	3,780	—		—		—		—	—	US$	3,780
	Residential Fdg Mtg Secs I Inc.	Short-term investment	—	—	—		—	—	US$	5,589	—		—		—		—	—	US$	4,817
	Revolving Home Equity Ln Tr	Short-term investment	—	—	—		—	—	US$	5,000	—		—		—		—	—	US$	3,234
	Sequoia Mtg Tr	Short-term investment	—	—	—		—	—	US$	4,560	—	US$	4,026	US$	4,026		—	—		—
	Sequoia Mtg Tr	Short-term investment	—	—	—		—	—	US$	3,500	—	US$	2,813	US$	2,810	US$	3	—		—
	TW Hotel Fdg 2005 LLC	Short-term investment	—	—	—		—	—	US$	8,197	—		—		—		—	—	US$	8,197
	Txu Elec Delivery Transition	Short-term investment	—	—	—	US$	7,736	—		—	—	US$	3,470	US$	3,491	US$	(21)	—	US$	3,103
	Usaa Auto Owner Tr	Short-term investment	—	—	—		—	—	US$	3,718	—		—		—		—	—	US$	3,718
	Usaa Auto Owner Tr	Short-term investment	—	—	—	US$	4,000	—		—	—	US$	3,995	US$	4,000	US$	(5)	—		—
	Washington Mut Mtg Secs Corp.	Short-term investment	—	—	—	US$	—	—	US$	4,365	—	US$	—	US$	—	US$	—	—	US$	4,067
	Wells Fargo Finl Auto Owner Tr	Short-term investment	—	—	—		—	—	US$	5,299	—		—		—		—	—	US$	5,299
	Wells Fargo Mtg Bkd Secs	Short-term investment	—	—	—		—	—	US$	4,014	—		—		—		—	—	US$	3,661
	Whole Auto Ln Tr	Short-term investment	—	—	—	US$	5,967	—		—	—	US$	5,973	US$	5,967	US$	6	—		—

Partners	VisEra Holding Company	Long-term investment	—	—	—		—	18,931	US$	18,931	—		—		—		—	18,931	US$	19,862
Note1: The proceeds of bond investments matured are excluded.
Note2: The ending balance included the amortization of premium or discount on bond investments.

TABLE 5
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

									Notes/Accounts Payable or
			Transaction Details				Abnormal Transaction		Receivable
			Purchase/		% to		Unit Price	Payment Terms		% to
Company Name	Related Party	Nature of Relationship	Sale	Amount	Total	Payment Terms	(Note)	(Note)	Ending Balance	Total	Note
The Company	TSMC-North America	Subsidiary	Sales	$153,618,916	57	Net 30 days after invoice date	—	—	$20,407,621	49
	Philips	Major shareholder	Sales	3,298,770	1	Net 30 days after monthly closing	—	—	573,565	1
	GUC	Investee with controlling financial interest	Sales	347,456	—	Net 30 days after monthly closing	—	—	49,046	—
	SSMC	Investee accounted for using equity method	Sales	195,253	—	Net 45 days after monthly closing	—	—	—	—
	WaferTech	Subsidiary	Purchases	11,137,313	28	Net 30 days after monthly closing	—	—	(1,133,217)	10
	SSMC	Investee accounted for using equity method	Purchases	5,729,672	15	Net 30 days after monthly closing	—	—	(485,873)	4
	VIS	Investee accounted for using equity method	Purchases	4,142,457	10	Net 30 days after monthly closing	—	—	(563,240)	5
	TSMC-Shanghai	Subsidiary	Purchases	1,405,030	4	Net 30 days after monthly closing	—	—	(274,820)	2

GUC	TSMC-North America	The same Parent	Purchases	266,372	23	Net 30 days after invoice date	—	—	(66,138)	37

Note:	The terms of sales to related parties are not significantly different from those to third parties. For purchase transactions, prices are determined in accordance with the related contractual agreements and no other similar transaction could be compared with.

TABLE 6
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL
DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

							Amounts Received
					Overdue		in Subsequent	Allowance for Bad
Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Amount	Action Taken	Period	Debts
The Company	TSMC-North America	Subsidiary	$20,606,126	43 days	$5,735,388	Accelerate demand on account receivables	$7,626,255	$ —
	TSMC Technology	Indirect subsidiaries	972,563	Note	—	Accelerate demand on account receivables	—	—
	Philips	Major shareholder	573,565	64 days	45,909	Accelerate demand on account receivables	1,603	—
	VisEra	Indirect investee accounted for using equity method	374,200	Note	1,750	Accelerate demand on account receivables	5,161	—
	SSMC	Investee accounted for using equity method	149,251	Note	—	Accelerate demand on account receivables	—	—

Note:	The ending balance primarily consisted of other receivables, it is not applicable for the calculation of the turnover rate.

TABLE 7
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
NAMES, LOCATIONS, AND RELATED INFORMATION OF INVESTEES ON WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE
DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Original Investment Amount		Balance as of December 31, 2005			Net Income	Investment
				December 31,	December 31,	Shares (in	Percentage of	Carrying	(Loss) of the	Gain (Loss)
Investor Company	Investee Company	Location	Main Businesses and Products	2005	2004	Thousands)	Ownership	Value (Note 1)	Investee	(Note 2)	Note
The Company	TSMC International	Tortola, British Virgin Islands	Providing investment in companies involved in the design, manufacture, and other related business in the semiconductor industry	$31,445,780	$31,445,780	987,968	100	$23,912,812	$(549,454)	$(549,454)	Subsidiary
	TSMC-Shanghai	Shanghai, China	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	12,180,367	9,187,962	—	100	9,438,856	(2,242,213)	(2,242,213)	Subsidiary
	VIS	Hsin-Chu, Taiwan	Research, design, development, manufacture, packaging, testing and sale of memory integrated circuits, LSI, VLSI and related parts	8,119,816	8,119,816	437,891	27	5,419,747	2,710,971	617,268	Investee accounted for using equity method
	SSMC	Singapore	Fabrication and supply of integrated circuits	6,408,190	6,408,190	382	32	4,215,200	2,503,446	801,103	Investee accounted for using equity method
	TSMC Partners	Tortola, British Virgin Islands	Investment activities	10,350	10,350	300	100	4,091,166	46,656	46,656	Subsidiary
	TSMC-North America	San Jose, California, U.S.A.	Sales and marketing of integrated circuits and semiconductor devices	333,718	333,718	11,000	100	1,790,186	564,201	320,274	Subsidiary
	Emerging Alliance	Cayman Islands	Investing in new start-up technology companies	1,526,074	1,447,957	—	99	850,534	(77,208)	(76,822)	Subsidiary
	VTAF II	Cayman Islands	Investing in new start-up technology companies	654,509	332,412	—	98	642,479	(19,044)	(21,916)	Subsidiary
	GUC	Hsin-Chu, Taiwan	Researching, developing, manufacturing, testing and marketing of integrated circuits	409,920	409,920	40,147	46	442,233	106,748	52,390	Investee over which the Company has controlling financial interest
	TSMC-Japan	Yokohama, Japan	Marketing activities	83,760	83,760	6	100	94,949	2,572	2,572	Subsidiary
	Chi Cherng	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	78,139	77,196	(3,769)	Subsidiary
	Hsin Ruey	Taipei, Taiwan	Investment activities	300,000	300,000	—	36	77,415	77,257	(3,806)	Subsidiary
	TSMC-Europe	Amsterdam, the Netherlands	Marketing activities	15,749	15,749	—	100	23,087	295	295	Subsidiary

Note 1:	The treasury stock is deducted from the carrying value.

Note 2:	The gains on disposal of the stocks of the Company held by subsidiaries and cash dividends from the Company are excluded.

TABLE 8
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
INFORMATION OF INVESTMENT IN MAINLAND CHINA
DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Accumulated			Accumulated
				Outflow of			Outflow of
				Investment			Investment				Accumulated
		Total Amount		from Taiwan as			from Taiwan as				Inward
		of Paid-in		of	Investment Flows		of		Equity in the	Carrying Value	Remittance of
		Capital		January 1, 2005	Outflow		December 31,	Percentage of	Net Earnings	as of	Earnings as of
	Main Business and	(RMB in	Method of	(US$ in	(US$ in		2005, (US$ in	Ownership in	(Loss)	December 31,	December 31,
Investee Company	Products	Thousand)	Investment	Thousand)	Thousand)	Inflow	Thousand)	Investment	(Note 2)	2005	2005
TSMC (Shanghai) Company Limited	Manufacturing and sales of integrated circuits at the order of and pursuant to product design specifications provided by customers	$12,180,367 (RMB3,070,623)	(Note 1)	$9,187,962 (US $ 276,000)	$2,992,405 (US $ 95,000)	$ —	$12,180,367 (US $ 371,000)	100%	$(2,242,213)	$9,438,856	$ —

Accumulated Investment in Mainland	Investment Amounts Authorized by
China as of December 31, 2005	Investment Commission, MOEA		Upper Limit on Investment
(US$ in Thousand)	(US$ in Thousand)		(US$ in Thousand)
$12,180,367		$12,180,367		$12,180,367
(US $ 371,000)	(US$	371,000)	(US$	371,000)

Note 1:	Direct investments US$371,000 thousand in TSMC-Shanghai.

Note 2:	Amount was recognized based on the audited financial statements.

TABLE 9
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED AND SUBSIDIARIES
INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT INTERCOMPANY TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2005
(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

				Intercompany Transactions
			Nature of				Percentage of
			Relationship			Terms	Consolidated Total Gross
No.	Company Name	Counter Party	(Note 1)	Financial Statements Item	Amount	(Note 2)	Sales or Total Assets
0	TSMC	TSMC-NA	1	Sales	$153,618,916	—	58%
				Receivables from related parties	20,407,621	—	4%
				Other receivables from related parties	198,505	—	—
				Payables to related parties	21,391	—	—
		TSMC-Shanghai	1	Sales	5,591	—	—
				Purchases	1,405,030	—	1%
				Gain on disposal of property, plant and equipment	151,591	—	—
				Technical service income	28,643	—	—
				Proceeds from disposal of property, plant and equipment	125,381	—	—
				Other receivables from related parties	28,593	—	—
				Payables to related parties	274,820	—	—
				Deferred credits	641,762	—	—
		TSMC-Japan	1	Sales and marketing expenses — commission	243,646	—	—
				Payables to related parties	29,892	—	—
		TSMC-Europe	1	Sales and marketing expenses — commission	221,164	—	—
				Payables to related parties	22,963	—	—
		GUC	1	Sales	347,456	—	—
				Research and development expenses	19,467	—	—
				General and administrative expenses — rental expense	16,744	—	—
				Receivables from related parties	49,046	—	—
				Payables to related parties	6,173	—	—
		TSMC Technology	1	Other receivables from related parties	972,563	—	—
				Payables to related parties	10,672	—	—
		WaferTech	1	Purchases	11,137,313	—	4%
				Payables to related parties	1,133,217	—	—
1	TSMC-NA	VisEra	3	Sales	661,949	—	—
2	TSMC International	TSMC Development	3	Interest income	28,352	—	—
				Other receivables	1,151,238	—	—
		TSMC Technology	3	Deferred technology income	648,695	—	—
3	TSMC Partners	TSMC Development	3	Interest income	25,513	—	—
		TSMC International	3	Other receivables	10,081,604	—	2%
			3	Deferred revenue	8,883,518	—	2%
4	TSMC Technology	WaferTech	3	Management service income	12,625	—	—
5	GUC	TSMC-NA	3	Purchases	266,372	—	—
				Manufacturing expenses	348,397	—	—
				Payables to related parties	66,138	—	—
		GUC-NA	3	Operating expenses	27,871	—	—

Note 1:	No. 1 represents the transactions from parent company to subsidiary.
No. 3 represents the transactions between subsidiaries.

Note 2:	The terms of intercompany sales are not significantly different from those to third parties. For other intercompany transactions, prices are determined in accordance with the related contractual agreements.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 20, 2006	By	/s/ Lora Ho

Lora Ho
Vice President & Chief Financial Officer